   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1999


                                                      REGISTRATION NO. 333-84001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     MARTHA STEWART LIVING OMNIMEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 2721                                52-2187059
     (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                              11 WEST 42ND STREET
                               NEW YORK, NY 10036
                                 (212) 827-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             GREGORY R. BLATT, ESQ.

                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL

                     MARTHA STEWART LIVING OMNIMEDIA, INC.
                              11 WEST 42ND STREET
                               NEW YORK, NY 10036
                                 (212) 827-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                ANDREW J. NUSSBAUM, ESQ.                                   JEFFREY SMALL, ESQ.
             WACHTELL, LIPTON, ROSEN & KATZ                               DAVIS POLK & WARDWELL
                  51 WEST 52ND STREET                                      450 LEXINGTON AVENUE
                   NEW YORK, NY 10019                                       NEW YORK, NY 10017
                     (212) 403-1000                                           (212) 450-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If the only securities being delivered pursuant to this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
     TITLE OF EACH CLASS OF             AMOUNT TO BE           OFFERING PRICE        AGGREGATE OFFERING         REGISTRATION
   SECURITIES TO BE REGISTERED         REGISTERED(1)              PER UNIT                PRICE(2)                  FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $.01 per share.................     8,280,000 shares             $15.00               $124,200,000             $34,528(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Includes an aggregate of 1,080,000 shares which the Underwriters have the option to purchase from the Registrant solely to cover over-allotments.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Of this amount, $27,800 has previously been paid.


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 5,760,000 shares of Class A common stock. The second prospectus relates to a concurrent public offering outside the United States and Canada of an aggregate of 1,440,000 shares of Class A common stock. The prospectuses for each of these offerings will be identical with the exception of the alternate front cover page for the offering outside the United States and Canada. Such alternate page appears in this Registration Statement immediately following the cover page for the offering in the United States and Canada.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued September 24, 1999


                                7,200,000 Shares


                     [Martha Stewart Living Omnimedia Logo]
                              CLASS A COMMON STOCK

                            ------------------------


MARTHA STEWART LIVING OMNIMEDIA, INC. IS OFFERING SHARES OF ITS CLASS A COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $13 AND $15 PER SHARE.


FOLLOWING THIS OFFERING, WE WILL HAVE TWO CLASSES OF AUTHORIZED COMMON STOCK, CLASS A COMMON STOCK AND CLASS B COMMON STOCK. THE RIGHTS OF THE HOLDERS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK ARE IDENTICAL, EXCEPT WITH RESPECT TO VOTING AND CONVERSION. EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE. EACH SHARE OF CLASS B COMMON STOCK IS ENTITLED TO TEN VOTES PER SHARE AND IS CONVERTIBLE INTO ONE SHARE OF CLASS A COMMON STOCK.

                            ------------------------


OUR CLASS A COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "MSO."


                            ------------------------


INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.


                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                UNDERWRITING
                                                  PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                   PUBLIC        COMMISSIONS     THE COMPANY
                                                ------------    -------------    ------------
Per Share.....................................  $               $                $
Total.........................................  $               $                $


Martha Stewart Living Omnimedia, Inc. has granted the underwriters the right to purchase up to an additional 1,080,000 shares of our Class A common stock to cover over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Morgan Stanley & Co. Incorporated expects to deliver the shares of our Class A
common stock to purchasers on           , 1999.


                            ------------------------


MORGAN STANLEY DEAN WITTER      MERRILL LYNCH & CO.     BEAR, STEARNS & CO. INC.



DONALDSON, LUFKIN & JENRETTE                      BANC OF AMERICA SECURITIES LLC


            , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)                    [International Cover Page]


Issued September 24, 1999



                                7,200,000 Shares


                     [Martha Stewart Living Omnimedia Logo]
                              CLASS A COMMON STOCK

                            ------------------------


MARTHA STEWART LIVING OMNIMEDIA, INC. IS OFFERING SHARES OF ITS CLASS A COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $13 AND $15 PER SHARE.


FOLLOWING THIS OFFERING, WE WILL HAVE TWO CLASSES OF AUTHORIZED COMMON STOCK, CLASS A COMMON STOCK AND CLASS B COMMON STOCK. THE RIGHTS OF THE HOLDERS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK ARE IDENTICAL, EXCEPT WITH RESPECT TO VOTING AND CONVERSION. EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE. EACH SHARE OF CLASS B COMMON STOCK IS ENTITLED TO TEN VOTES PER SHARE AND IS CONVERTIBLE INTO ONE SHARE OF CLASS A COMMON STOCK.

                            ------------------------


OUR CLASS A COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "MSO."


                            ------------------------


INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                UNDERWRITING
                                                  PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                   PUBLIC        COMMISSIONS     THE COMPANY
                                                ------------    -------------    ------------
Per Share.....................................  $               $                $
Total.........................................  $               $                $


Martha Stewart Living Omnimedia, Inc. has granted the underwriters the right to purchase up to an additional 1,080,000 shares of our Class A common stock to cover over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Morgan Stanley & Co. Incorporated expects to deliver the shares of our Class A
common stock to purchasers on           , 1999.


                            ------------------------


MORGAN STANLEY DEAN WITTER                           MERRILL LYNCH INTERNATIONAL



                      BEAR, STEARNS INTERNATIONAL LIMITED


DONALDSON, LUFKIN & JENRETTE               BANK OF AMERICA INTERNATIONAL LIMITED

            , 1999

[Inside front cover page double gatefold graphics: consists of pictures intended to represent our four business segments publishing, television, merchandising and Internet - and our seven core content areas - home, keeping, garden, weddings, holidays, cooking and crafts - through photos of cover pages of, and photos from, various issues of Martha Stewart Living(R) and Martha Stewart Weddings(TM) magazines and various books; photos of cover pages of, and photos depicting products available in, various Martha by Mail(R) catalogs; photos of sample products bearing the Martha Stewart Everyday(R) and Martha Stewart Home brands; images used in store signage and product packaging; sample webpages from the marthastewart.com website; and a stillframe of a studio set for the Martha Stewart Living television series.]

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Recent Developments--Strategic
  Investment..........................    9
Risk Factors..........................   10
Special Note With Respect to Forward-
  Looking Information.................   19
Reorganization Transactions Occurring
  Prior to This Offering..............   20
Use of Proceeds.......................   21
Dividend Policy.......................   21
Capitalization........................   22
Dilution..............................   23
Selected Historical and Pro Forma
  Consolidated Financial Data.........   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26



                                        PAGE
                                        ----
Business..............................   36
Management............................   56
Certain Relationships and Related
  Transactions........................   69
Principal Stockholders................   73
Description of Capital Stock..........   75
Shares Eligible for Future Sale.......   78
Material U.S. Federal Income Tax
  Considerations for Non-U.S.
  Holders.............................   79
Underwriters..........................   82
Legal Matters.........................   84
Experts...............................   84
Additional Information................   85
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------

In making any investment decision relating to our Class A common stock, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or other date we include in such information, regardless of the time of delivery of this prospectus or any sale of Class A common stock.
                            ------------------------

Until             , 1999, all dealers that buy, sell or trade shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors."

     In this prospectus, the terms "we," "us" and "our" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC, the legal entity that prior to this offering operated the business we now operate.

                     MARTHA STEWART LIVING OMNIMEDIA, INC.

     We are a leading creator of original "how to" content and related products for homemakers and other consumers. We leverage the well-known "Martha Stewart" brand name across a broad range of media and retail outlets, providing consumers with the "how to" ideas, products and other resources they need to raise the quality of living in and around their homes.


     In each of our seven core content areas--Home, Cooking and Entertaining, Gardening, Crafts, Holidays, Keeping and Weddings--our creative experts continually seek to develop new ideas that support the high quality and look associated with our brand name. Our editors, art directors, designers, cooks, gardeners and craftspeople have developed an extensive library of "how to" articles, books, television programs, newspaper columns, radio segments and products relating to our seven core content areas. We have two primary strategic objectives:


      -- to provide our original "how to" content and information to as many consumers as possible

      -- to turn our consumers into "doers" by offering them the information and products they need for do-it-yourself ingenuity the "Martha Stewart way"

     We accomplish this first objective by distributing our "how to" content over a broad range of different media outlets. These outlets comprise what we call our "omnimedia" platform, which currently includes:

      -- two magazines, Martha Stewart Living(R) and Martha Stewart Weddings(TM), together reaching an estimated 9.9 million readers per month

      -- the Emmy Award-winning and number-one-rated "how to" domestic arts television program in the United States, airing six episodes per week, plus a weekly segment on CBS This Morning


      --   From Martha's Kitchen(TM), a daily cable television program


      --   27 books, which together have sold more than 8.5 million copies


      --   a weekly askMartha(R) newspaper column, syndicated in 233 newspapers



      -- the askMartha radio program, airing on 270 stations throughout the United States


      --   marthastewart.com, our website, with over 925,000 registered users


     To accomplish our second business objective, we have created our "omnimerchandising" platform. Our omnimerchandising platform consists of products we design or select for production and sale. As of July 1999, our merchandise included more than 2,800 distinct variations of products, including bed and bath products, interior paints, craft kits, outdoor furniture and garden tools. Through this platform, we seek to offer our consumers quality, convenience and choice across a broad range of retail and direct to consumer channels. Retail sales of Martha Stewart branded merchandise by Kmart Corporation and our other merchandising partners reached $763 million in 1998, an increase of 96% over 1997.

     We distribute our products through:


      --   the mass market discount channel in the United States and Canada



      --   the national department store channel in the United States and Canada



      -- specialty paint stores and specialty craft and fabric stores across the United States


      --   our upscale catalog, Martha by Mail(R)

      --   our online Martha by Mail store

     Our omnimedia and omnimerchandising platforms support four business segments: Publishing, Television, Merchandising and Internet/Direct Commerce. Our Internet/Direct Commerce business provides a unique opportunity for us to fulfill both of our strategic objectives by leveraging our content and our merchandising capabilities to create a one-stop online destination for consumers interested in the domestic arts.

COMPETITIVE STRENGTHS


     We intend to maintain and enhance our position as a leading creator of high-quality content and products and to continue to capitalize on our competitive strengths, which we believe include our:



      --   established, highly recognizable brand name



      -- position as a leading authority across key categories of domestic arts



      --   extensive library of high-quality content, products and designs



      --   extensive research and development process



      --   highly experienced team of creative and business personnel



      --   organizational structure that promotes creativity and efficiency



      -- strong relationships with key distribution, fulfillment and marketing vendors


STRATEGIES

     Our strategies focus on continuing to create new content and products and leveraging our brands across multiple media and retail channels. Our strategies are to:


      --   expand our merchandising along our core content lines



      -- leverage the cost of developing high quality content across our media and merchandising platforms



      --   capitalize on revenue opportunities created by the Internet



      --   cross-sell and cross-promote our brands



      -- evolve our brands through team-based content and reduce dependence on our founder


                            ------------------------

     Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036, and our telephone number is (212) 827-8000. Our address on the World Wide Web is marthastewart.com. The information and other content contained on our website are not part of this prospectus.

                                  THE OFFERING


     Unless we specifically state otherwise, the information in this prospectus does not take into account the possible issuance of up to 1,080,000 additional shares of Class A common stock, which the underwriters have the option to purchase from us solely to cover over-allotments. If the underwriters exercise this option in full, there will be 15,479,527 shares of Class A common stock outstanding following this offering.



Class A common stock
offered.......................    7,200,000 shares


Common stock to be outstanding
after this offering:


     Class A common stock.....   14,399,527 shares



     Class B common stock.....   34,126,831 shares
                                 ----------



               Total..........   48,526,358 shares
                                 ----------
                                 ----------


Voting rights:

     Class A common stock.....   One vote per share

     Class B common stock.....   Ten votes per share

Other common stock
provisions....................   With the exception of voting rights and
                                 conversion rights, shares of Class A and Class
                                 B common stock are identical. See "Description of Capital Stock" for a description of the material terms of our common stock.


Use of proceeds...............   We may use approximately $41.7 million of the
                                 net proceeds from this offering to purchase shares of Class A common stock held by Time
                                 Publishing Ventures, Inc., a subsidiary of Time
                                 Inc., under the terms of an existing agreement.
                                 We plan to use the remainder of the net
                                 proceeds of this offering for general corporate purposes. See "Use of Proceeds" for additional information on our intentions with respect to the proceeds of this offering.



     The number of shares of Class A and Class B common stock to be outstanding after this offering include 88,764 shares to be issued to our employees upon completion of this offering under the Martha Stewart Living Omnimedia Phantom Performance Unit Plan. These numbers exclude 7,600,000 shares of Class A common stock reserved for issuance under our 1999 incentive and director compensation plans. Of these reserved shares, at the time of this offering, we expect to issue options to acquire 4,592,220 shares of Class A common stock at an exercise price equal to the initial public offering price. See "Management -- Compensation of Outside Directors -- The Non-Employee Director Stock and Option Compensation Plan" and "-- The 1999 Stock Incentive Plan" for more information on these issuances. For information regarding options granted prior to this offering, see "Management -- Employee Incentive Compensation Plans -- Nonqualified Class A LLC Unit/Stock Option Plan" and "-- Executive Employment Arrangements -- Employment Arrangements with Helen Murphy -- Option Agreement."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with summary historical and pro forma financial information of Martha Stewart Living Omnimedia LLC. The following consolidated statement of operations data for the years ended December 31, 1997 and 1998 is derived from the audited consolidated financial statements of Martha Stewart Living Omnimedia LLC included elsewhere in this prospectus. The following consolidated statement of operations data for the six months ended June 30, 1998 and 1999 and the consolidated balance sheet data as of June 30, 1999 have been derived from the unaudited financial statements of Martha Stewart Living Omnimedia LLC which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the six-month period ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

     In the table below, we also provide you with the following pro forma information:

      -- The statement of operations data for all of the periods presented includes an adjustment to the income tax provision reflecting the reorganization of Martha Stewart Living Omnimedia LLC into a C corporation as though the reorganization had occurred prior to the start of each period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for further information on this adjustment.

      -- The statement of operations data for the six months ended June 30, 1999 does not include a one-time benefit of approximately $2.9 million that will result from the change in the tax status of Martha Stewart Living Omnimedia LLC at the time it is reorganized into a C corporation. The benefit actually recognized will be determined on the effective date of the reorganization.

      -- The balance sheet data as of June 30, 1999 is presented on both a pro forma and pro forma as adjusted basis:


        -- The pro forma data gives effect to $16.0 million of distributions to the members of Martha Stewart Living Omnimedia LLC. This amount consists of one or more distributions of profits which will total no more than $10.0 million, and a $6.0 million distribution for tax payments. The $6.0 million distribution is based on the taxable income of Martha Stewart Living Omnimedia LLC as of June 30, 1999. The amount of the actual tax distribution will change based upon the actual results of operations of Martha Stewart Living Omnimedia LLC from June 30, 1999 through the effective date of the reorganization.



        -- The pro forma data also gives effect to the sale of 5% of Martha Stewart Living Omnimedia LLC and a warrant to Kleiner Perkins Caufield & Byers in exchange for $25.0 million, which transaction we describe under "Recent Developments -- Strategic Investment," and the retirement of $15.0 million of indebtedness.



        -- The pro forma as adjusted data gives effect to each of the pro forma adjustments noted above and also gives effect to the issuance of the 7,200,000 shares of Class A common stock offered in this prospectus and our receipt and use of the estimated net proceeds from the sale of those shares. Since Time Publishing Ventures retains the decision whether to accept our call offer for its shares of common stock, these adjustments do not reflect the possible purchase by us of Time's shares.



     As used in this prospectus, "EBITDA" means income before provision for interest expense, income taxes and depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income, as an indicator of our operating performance or to represent cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the publishing and media industries; however, EBITDA as presented in this prospectus may not be comparable to similarly titled measures reported by other companies.

     The following financial data should be read in conjunction with, and is qualified by reference to, "Selected Historical and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of Martha Stewart Living Omnimedia LLC and the combined financial statements of Martha Stewart Living and, in each case, the notes to these financial statements, included elsewhere in this prospectus.


                                                      YEAR ENDED               SIX MONTHS
                                                     DECEMBER 31,            ENDED JUNE 30,
                                                ----------------------    ---------------------
                                                  1997         1998        1998         1999
                                                --------    ----------    -------    ----------
                                                                               (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Publishing..................................  $108,694    $  127,020    $64,701    $   73,314
  Television..................................    12,396        23,351     10,587        12,787
  Merchandising...............................     6,919        15,004      6,622        11,509
  Internet/Direct Commerce....................     4,812        14,673      4,343        13,892
                                                --------    ----------    -------    ----------
       Total revenues.........................   132,821       180,048     86,253       111,502
                                                --------    ----------    -------    ----------
Operating costs and expenses
  Production, distribution and editorial......    59,148        82,930     36,492        54,710
  Selling and promotion.......................    31,973        34,540     17,838        19,994
  General and administrative..................    21,182        29,659     14,005        18,601
  Depreciation and amortization...............     3,927         5,534      2,665         2,732
                                                --------    ----------    -------    ----------
       Total operating costs and expenses.....   116,230       152,663     71,000        96,037
                                                --------    ----------    -------    ----------
Income from operations........................    16,591        27,385     15,253        15,465
                                                --------    ----------    -------    ----------
Interest expense, net.........................     2,195         2,243      1,315           597
Income tax provision..........................       467         1,336        750           702
                                                --------    ----------    -------    ----------
Net income....................................    13,929        23,806     13,188        14,166
                                                --------    ----------    -------    ----------
Pro forma (unaudited)
  Adjustment to income tax provision..........    (7,038)      (10,817)    (6,289)       (6,753)
                                                --------    ----------    -------    ----------
Pro forma net income..........................  $  6,891    $   12,989    $ 6,899    $    7,413
                                                ========    ==========    =======    ==========
Pro forma basic and diluted net income per
  share.......................................              $     0.27               $     0.15
Pro forma weighted average common shares
  outstanding.................................              48,526,358               48,526,358



                                                                AS OF JUNE 30, 1999
                                                     -----------------------------------------
                                                                                    PRO FORMA
                                                      ACTUAL       PRO FORMA       AS ADJUSTED
                                                     --------    --------------    -----------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...............................................  $ 22,269       $ 16,269        $108,013
Total assets.......................................   123,845        117,845         209,589
Long-term debt (including current maturities)......    15,000             --              --
Members'/Stockholders' equity......................    49,559         58,559         150,303



                                                         YEAR ENDED             SIX MONTHS
                                                        DECEMBER 31,          ENDED JUNE 30,
                                                    --------------------    ------------------
                                                      1997        1998       1998       1999
                                                    --------    --------    -------    -------
                                                                               (UNAUDITED)
                                                                  (IN THOUSANDS)
OTHER DATA:
EBITDA............................................  $ 20,518    $ 32,919    $17,918    $18,197
Capital expenditures..............................    11,027       2,730      1,954      1,279

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                                        8

                   RECENT DEVELOPMENTS--STRATEGIC INVESTMENT

     The following summary description of the material terms of a recent investment in Martha Stewart Living Omnimedia by Kleiner Perkins Caufield & Byers is qualified in its entirety by reference to the agreements relating to this investment, which we have filed as exhibits to the registration statement of which this prospectus is a part.


     On July 27, 1999, we completed a strategic transaction in which an affiliate of Kleiner Perkins purchased an equity interest in Martha Stewart Living Omnimedia LLC. In this transaction, a Kleiner Perkins fund acquired a 5% interest in Martha Stewart Living Omnimedia LLC, as well as a warrant that we describe below, for $25.0 million in cash, of which $250,000 was allocated to the warrant. Also, as part of this transaction, Mr. L. John Doerr, a general partner of Kleiner Perkins, became a member of our Board of Directors. In the reorganization of Martha Stewart Living Omnimedia LLC, Kleiner Perkins' interest in our company will be converted into shares of our Class A common stock. See "Reorganization Transactions Occurring Prior to This Offering" for a description of the reorganization.


     We have agreed with Kleiner Perkins to investigate opportunities to maximize the value to our stockholders of our Internet and Martha by Mail business and our company as a whole, including potential strategic transactions relating to that business. We have no definite plans regarding any strategic transactions, but instead intend to continue to develop our Internet and Martha by Mail business and to evaluate potential strategic transactions periodically. Kleiner Perkins will also assist us in recruiting additional personnel for our Internet business and in developing compensation structures consistent with our overall incentive plans and objectives. Any decisions on these matters will be made by our Board of Directors.


     If we complete a strategic transaction relating to our Internet and Martha by Mail business, Kleiner Perkins may participate in the transaction by exercising the warrant for $21.0 million. Upon exercise, Kleiner Perkins would receive 15% of any publicly traded class of stock that we issue that is intended to reflect the performance of that business, or 15% of the net consideration we receive in connection with a sale of that business. The warrant percentage and exercise price are subject to adjustment in the event that we sell a portion of the Internet and Martha by Mail business or contribute an additional business or asset to that business. The warrant expires ten days after the earliest of the time it becomes exercisable, the time Kleiner Perkins sells more than 50% of its original holding of our common stock or July 27, 2002.



     Kleiner Perkins has agreed not to sell shares of our common stock for a period of one year following this offering. This restriction is subject to exceptions, including, after six months, distributions by Kleiner Perkins of up to 50% of the shares it receives in the reorganization to its limited partners. In addition, in the event that Kleiner Perkins exercises its warrant in exchange for any Martha Stewart Living Omnimedia securities, it has agreed not to sell or transfer those securities for one year, subject to exceptions similar to those described above for our common stock, and, for six months following exercise of the warrant, to not transfer any additional shares of our common stock if that transfer would bring Kleiner Perkins' ownership of our common stock to less than 50% of its original position. Kleiner Perkins is also receiving registration rights with respect to its shares of our Class A common stock. See "Certain Relationships and Related Transactions--Stockholders Agreement and Registration Rights" for a description of the registration rights we have granted to Kleiner Perkins.


     We believe that the investment in our company by Kleiner Perkins, and the participation of John Doerr on our Board of Directors, will provide significant strategic benefits to us as we expand our Internet/Direct Commerce business. There can be no assurance, however, that we will succeed in this, or any other, aspect of our strategy.

                                  RISK FACTORS


     You should carefully consider the following risks and the other information contained in this prospectus before investing in our Class A common stock. The trading price of our Class A common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information included in this prospectus, including the financial statements and related notes. In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be material. However, there may be additional risks that we view as not material or of which we are not presently aware.


     If any of the events described below were to occur, our business, prospects, financial condition, results of operations or cash flow could be materially adversely affected. When we say below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects.

THE LOSS OF THE SERVICES OF MARTHA STEWART OR OTHER KEY EMPLOYEES WOULD MATERIALLY ADVERSELY AFFECT OUR REVENUES, RESULTS OF OPERATIONS AND PROSPECTS

     We are highly dependent upon our founder, Chairman and Chief Executive Officer, Martha Stewart. Martha Stewart's talents, efforts, personality and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of Martha Stewart, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business. While our other key executives have substantial experience and have made significant contributions to our business, Martha Stewart remains the personification of our brands as well as our senior executive and primary creative force. See "Management--Key Executive Insurance" for a description of key executive life insurance policies we maintain with respect to Martha Stewart.


     One of our business strategies is to reduce our dependence on Martha Stewart, but we may be unable to do so. If we are unsuccessful in accomplishing this strategy because, for example, we are unable to develop the public reputation of our other experts, and Martha Stewart's services become unavailable to us, our business and prospects would be materially adversely affected.



     Effective as of the completion of this offering, we will enter into a five-year employment agreement with Martha Stewart. This agreement is important to the future of our business, and if we were to lose our rights under this agreement for any reason, including as a result of Martha Stewart's voluntary resignation or retirement, our business would be materially adversely affected. See "Management--Executive Employment Arrangements--Employment Agreement with Martha Stewart" for a description of this agreement.



     Our continued success also is dependent upon the retention of other of our key management executives, as well as upon a number of key members of our creative staff, who have been instrumental in our success thus far, and upon our ability to attract and retain other highly capable and creative individuals. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals, could materially adversely affect us. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but we can make no assurance that these programs will allow us to retain key employees or hire new employees.


OUR SUCCESS DEPENDS ON THE VALUE OF OUR BRANDS, AND IF THE VALUE OF OUR BRANDS WERE TO DIMINISH, OUR REVENUES, RESULTS OF OPERATIONS AND PROSPECTS WOULD BE ADVERSELY AFFECTED

     Our success depends on our brands and their value. Our business would be adversely affected if:

  Martha Stewart's public image or reputation were to be tarnished

     Martha Stewart, as well as her name, her image and the trademarks and other intellectual property rights relating to these, are integral to our marketing efforts and form the core of our brand name. Our continued success and the value of our brand name therefore depends, to a large degree, on the reputation of Martha Stewart.

  Our licensees were to diminish the quality of our brands


     We have entered into license agreements for our branded products with a number of strategic partners. While we require that our licensees maintain the quality of our brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brand name.


  We were unable to adequately protect our brand name


     We are also susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues.


THE LOSS OF OUR RIGHTS TO USE MARTHA STEWART'S NAME, LIKENESS, IMAGE AND VOICE WOULD MATERIALLY ADVERSELY AFFECT OUR REVENUES, RESULTS OF OPERATIONS AND PROSPECTS


     Effective as of the completion of this offering, we will receive an exclusive, perpetual, royalty-free license from Martha Stewart with respect to her name, likeness, image and voice for use in our businesses. If we were to terminate Martha Stewart's employment without cause, or if she were to do so for good reason, the license would cease to be exclusive, we would be limited in our ability to create new marks containing the Martha Stewart name, Martha Stewart could compete with us and we would have to pay Martha Stewart a royalty on revenues relating to her name. If Martha Stewart were to compete with us or if we were to lose our rights to use this intellectual property, our business would be adversely affected. See "Business--Intellectual Property" for a description of the terms of this license agreement, and "Management -- Executive Employment Arrangements -- Employment Agreement with Martha Stewart" for a description of the terms of the employment agreement with Martha Stewart.


TERMINATION OR IMPAIRMENT OF OUR RELATIONSHIPS WITH A SMALL NUMBER OF KEY LICENSING AND STRATEGIC PARTNERS COULD ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS


     We have developed relationships with a small number of key strategic partners in many areas of our business, including magazine printing and distribution, book publishing, fulfillment, website hosting and licensing of our brands for merchandising. We derive significant income from our combined licensing arrangements. In 1998 we received in the aggregate approximately 27% of our total operating income before corporate charges from our licensing agreements. We could be materially adversely affected if these key contracts were to terminate before we had similar arrangements in place with other partners. In addition, our license agreements do not prohibit our partners from entering into license agreements with our competitors for the same or similar products offered under other brands. If we were to fail to effectively manage our existing licensing relationships, this failure could have a material adverse affect on our financial condition and results of operations. See
"Business -- Omnimedia and Omnimerchandising Platforms -- Merchandising" for more information on these agreements, including their expiration dates.


     We rely heavily on a limited number of contracts under which third parties provide us with services vital to our business. These agreements include:


      -- our agreements under which we receive distribution and fulfillment services for our Publishing and Internet/Direct Commerce businesses, descriptions of which may be found in "Certain Relationships and Related Transactions -- Transactions with Time Publishing Ventures and Its Affiliates -- Ongoing Service Agreements"


      -- our agreements with printers under which our magazines and catalogs are printed

      --   our agreements with tier-one hosting services for our website

If our relationship with any of these third parties were to be interrupted, or the services provided by any of these third parties were to be delayed or deteriorate for any reason, our business could be materially adversely affected.


     In addition, while we have significant control over licensed products and advertising, we do not have operational and financial control over our strategic partners and vendors, and have limited influence with respect to the manner in which they conduct their businesses. If our strategic partners were to experience a significant downturn in their businesses or were otherwise unable to honor their obligations to us, our business could be disrupted and our revenues and results of operations could be materially adversely affected.



TERMINATION OF OUR LICENSING AGREEMENT WITH KMART RELATING TO BED AND BATH PRODUCTS COULD ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS



     In 1998, we received approximately 70% of our merchandising revenues and 18.4% of our total operating income before corporate charges from our 1997 licensing agreement with Kmart relating to bed and bath products. This agreement provides Kmart with the right in the United States and its territories during the term to use the trademark Martha Stewart Everyday Home(TM) in connection with bed and bath products designed by us and sold by Kmart. This right is exclusive to Kmart in the U.S. mass market discount channel of distribution. The agreement expires in February 2000 and is renewable for an additional three years by Kmart if it gives notice to us not later than 90 days before expiration of the agreement. Although we expect Kmart to renew this agreement and believe that we would be able to find another mass market discount merchandising partner for our bed and bath products if Kmart did not elect to renew it, the failure of Kmart to renew and our inability to enter into similar arrangements with another partner in a timely manner would adversely affect our revenues and results of operations. We have recently entered into other agreements with Kmart, but these agreements do not expire before 2003.


OUR BUSINESS IS CURRENTLY HEAVILY DEPENDENT ON PUBLISHING, AND THE REVENUE AND INCOME WE DERIVE FROM PUBLISHING COULD DECREASE AS A RESULT OF INDUSTRY DOWNTURNS AND COST INCREASES


     In 1998, publishing revenues, including revenues from magazine circulation, magazine advertising, book sales, the askMartha newspaper column and the askMartha radio program, accounted for 71% of our revenues and 75% of our operating income before corporate charges. Because our business strategy and brand name require that our magazines and books be of a high visual quality, we may be more adversely affected by increased publishing industry costs than some of our competitors. The publishing industry generally, and the magazine sector in particular, are subject to various economic factors that could cause a downturn in industry revenues and profits and a decline in our business. For example, increases in the cost of paper, printing expenses and mailing costs could reduce income from Martha Stewart Living, Martha Stewart Weddings and our special interest publications and books. A decline in magazine popularity generally could also adversely affect our revenue, results of operations and financial condition.


IF OUR TELEVISION SHOWS FAIL TO MAINTAIN A SUFFICIENT AUDIENCE, IF ADVERSE TRENDS DEVELOP IN THE TELEVISION PRODUCTION BUSINESS GENERALLY OR IF MARTHA STEWART WERE TO CEASE TO BE ABLE TO DEVOTE SUBSTANTIAL TIME TO OUR TELEVISION BUSINESS, THAT BUSINESS COULD BECOME UNPROFITABLE

     Our television production business generates a significant portion of our revenues, approximately 13% in 1998, and is subject to a number of uncertainties. Our business and financial condition could be adversely affected by:

  Failure of our television programming to maintain a sufficient audience

     Television production is a speculative business because revenues and income derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming is dependent upon, among other things, the quality of that programming, the strength of stations on which that programming is broadcast, promotion of that programming, the quality and acceptance of competing television programming and other sources of entertainment and information. The Martha Stewart Living television program has recently experienced a decline in ratings, from a 2.5 household rating for the 1997-98 season as of May 1998 to a 1.9 household rating for the 1998-99 season as of August 1999, according to AC Nielsen Corporation. If this ratings decline continues, it will adversely impact the advertising revenues we derive from television and may result in the television program being broadcast on fewer stations. A continued ratings decline could make it economically inefficient to continue production of the program in the daily one-hour format or otherwise. If production of the television program were to cease, it could result in a writedown of our capitalized programming costs. The amount of any writedown would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

  Adverse trends in the television production business generally

     Television revenues and income may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. All of these factors may quickly change, and these changes cannot be predicted with certainty. While we currently benefit from our ability to sell advertising on our television programs, if these changes occur, we can make no assurance that we will continue to be able to sell this advertising or that our advertising rates can be maintained. Our future licensing fees may also be adversely affected by these changes. Accordingly, if any of these changes were to occur, the revenues and income we generate from television programming could decline.

  Dependence on Martha Stewart

     Martha Stewart's services are currently an essential element of our television business. The recent expansion of the Martha Stewart Living television program to one-hour per day, from one-half-hour per day, has required a larger time commitment from Martha Stewart, which has reduced the amount of time she has to devote to other aspects of our business.

FAILURE TO DEVELOP NEW OR EXPAND EXISTING RETAIL MERCHANDISING PROGRAMS WILL IMPAIR OUR ABILITY TO GROW AND ADVERSELY AFFECT OUR PROSPECTS


     Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs, including our Martha Stewart Everyday Garden(TM) and Martha Stewart Everyday Housewares(TM) lines. We have limited experience in merchandising in these areas. We cannot guarantee when these programs will be introduced and fully implemented, or if they will be successful when they are in place. If these and other programs are not successful, our business, financial condition and prospects could be materially adversely affected.


OUR REVENUES AND INCOME COULD DECLINE DUE TO GENERAL ECONOMIC TRENDS AND DECLINES IN CONSUMER SPENDING

     The industry segments in which we operate, including publishing, television and merchandising, are cyclical and our revenues are largely generated by discretionary consumer spending. Business spending on advertising in our magazines and on our television programming, and consumer spending on our products tend to decline during recessionary periods because of the discretionary nature of this spending and may also decline in other times. Accordingly, our revenues could decline during any general economic downturn.

FAILURE TO DEVELOP OUR INTERNET/DIRECT COMMERCE BUSINESS WILL IMPAIR OUR ABILITY TO GROW AND ADVERSELY AFFECT OUR PROSPECTS


     Our growth depends to a significant degree upon the development of our Internet/Direct Commerce business. We have limited experience in the businesses comprising our Internet/Direct Commerce business and have experienced operating losses of $5.0 million in 1998 and $4.0 million for the six months ended

June 30, 1999 in that segment. In order for our Internet/Direct Commerce business to succeed, we must, among other things:



      -- make significant investments in our Internet/Direct Commerce business, including upgrading our technology and adding a significant number of new employees


      --   significantly increase our online traffic and sales volume

      --   attract and retain a loyal base of frequent visitors to our website

      --   expand the products and services we offer over our website

      -- respond to competitive developments and maintain a distinct brand identity

      --   form and maintain relationships with strategic partners

      --   provide quality customer service

      --   continue to develop and upgrade our technologies

We cannot assure that we will be successful in achieving these and other necessary objectives or that our Internet/Direct Commerce business will ever be profitable. If we are not successful in achieving these objectives, our business, financial condition and prospects would be materially adversely affected.


     Our Internet/Direct Commerce business will require us to keep up with the rapid technological change that is inherent in electronic commerce. The emerging nature of electronic commerce will require us to quickly adapt as electronic commerce evolves. The markets for our Internet/Direct Commerce business are relatively new and rapidly evolving, and are characterized by a number of entrants that have introduced or plan to introduce competing products or services. As a result, demand for and market acceptance of new products or services are subject to a high level of uncertainty, risk and competition, and there are few proven products and services. These pressures may force us to incur significant expenditures to remain competitive in these marketplaces, and, if we fail to appropriately address these pressures, our business, financial condition and prospects could be materially adversely affected.


SYSTEM FAILURES COULD IMPAIR OUR REPUTATION, DAMAGE OUR BRANDS AND ADVERSELY AFFECT OUR PROSPECTS

     If our website systems cannot be expanded to satisfy increased demand or fail to perform, we could experience:

      --   unanticipated disruptions in service

      --   slower response times

      --   decreased customer service and customer satisfaction

      --   delays in the introduction of new products and services

any of which could impair our reputation, damage our brands and materially and adversely affect our prospects.

     Our ability to facilitate transactions successfully and provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our website service could impair our reputation, damage our brand name and materially adversely affect our prospects.

OUR GROWTH IS DEPENDENT UPON THE CONTINUED ACCEPTANCE AND GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE, AND IF SUCH GROWTH DOES NOT CONTINUE OUR PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED


     Commerce over the Internet is a new and emerging market with many competitors. Because we are relying on electronic commerce as an important part of our growth strategy, our growth is dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium for commerce. If acceptance and growth of Internet use do not occur, our business could be materially adversely affected. Rapid growth in the use of and interest in the Internet and other online services is a recent phenomenon and may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the Internet as a medium of commerce.


     In addition, commerce over the Internet is subject to a number of potential adverse developments, including infrastructure failures, failures to maintain transaction security and privacy, and increased government regulation and taxation, any or all of which could adversely affect our Internet commerce strategy and overall business.

WE COMPETE IN HIGHLY COMPETITIVE MARKETS AND ARE VULNERABLE TO LARGER AND MORE EXPERIENCED COMPETITORS

     The markets in which we compete are extremely competitive. Many of our competitors in these markets have significantly greater resources, broader market presence and greater experience than we have. These advantages allow them to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can. Accordingly, these competitors may be better able to take advantage of market opportunities and withstand market downturns than we can.

     There are few barriers to entry into our lines of business. Existing as well as new companies may launch competitive "how to" and lifestyle magazines, television programs, books and merchandising programs. Some of these competitors may be well financed and may gain popularity in the marketplace at our expense. This could in turn result in a decline in our circulation, advertising revenues and product sales.


     The existing Martha Stewart Living Omnimedia LLC operating agreement expressly permits Time Publishing Ventures and Kleiner Perkins, each of which is a stockholder of Martha Stewart Living Omnimedia, and their respective affiliates, to compete with our business. Accordingly, Time and Kleiner Perkins, and their respective affiliates, may compete with us. See "Certain Relationships and Related Transactions -- Transactions with Time Publishing Ventures and Its Affiliates -- Agreements Relating to the 1997 Acquisition."


IF WE ARE UNABLE TO PREDICT, RESPOND TO AND INFLUENCE TRENDS IN WHAT THE PUBLIC FINDS APPEALING, OUR REVENUES WILL BE ADVERSELY AFFECTED

     Our continued success is dependent on our ability to provide creative, useful and attractive ideas, information, concepts and products, which strongly appeal to a large number of homemakers and other consumers. In order to accomplish this, we must be able to quickly and effectively respond to changes in the tastes of homemakers and other consumers for ideas, information, concepts and products. The strength of our brand name depends in part on our ability to influence these tastes. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past or that we will be able to quickly respond to changes in the tastes of homemakers and other consumers. In addition, we cannot be sure that our existing ideas and content will continue to appeal to the public.

SINCE OUR STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING, THE PRICE OF OUR STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS


     Prior to this offering, you could not buy or sell our Class A common stock publicly. Although we and the underwriters determined the initial public offering price after extensive negotiation and based on numerous factors, the market price of our Class A common stock after this offering may vary from the initial public offering price. The market price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

      --   quarterly variations in our operating results

      -- operating results that vary from the expectations of securities analysts and investors

      -- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors

      -- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments

      -- changes in the status of our intellectual property and other proprietary rights

      -- announcements by third parties of significant claims or proceedings against us

      --   future sales of our Class A common stock

      --   stock market price and volume fluctuations

WE HAVE A SHORT OPERATING HISTORY WITH RESPECT TO OUR CURRENT BUSINESSES; WE HAVE NEVER OPERATED AS A PUBLIC COMPANY, AND THE OBLIGATIONS INCIDENT TO BEING A PUBLIC COMPANY WILL REQUIRE ADDITIONAL EXPENDITURES


     Prior to 1997, substantially all of our businesses were conducted as part of Time Publishing Ventures and its affiliates, and the remainder of our current businesses were operated separately by Martha Stewart. After our acquisition of Martha Stewart Living from Time Publishing Ventures, we engaged in our current businesses as an integrated independent entity for the first time. Since then we have made significant investments, including personnel additions and organizational changes, and have experienced significant growth. Accordingly, with respect to most of our current businesses, we have only a limited operating history for potential investors to consider.


     Prior to this offering, we have never been a public company, and we expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant additional expenditures, place additional demands on our management and may require the hiring of additional personnel. As part of this process, we are implementing financial reporting systems and other controls which we have not previously used. We may need to implement additional systems in order to adequately function as a public company. Such expenditures could adversely affect our financial condition and results of operations.

IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE OUR GROWTH, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS COULD DECLINE

     Our rapid growth in recent years has placed significant demands on our management and other resources. If we continue to experience rapid growth, we will require significant additional investment in personnel, systems and related capital expenditures. We may not be able to recruit adequate personnel, or properly train, integrate or manage our growing employee base, implement new systems, including those for transaction processing and operational and financial management, or invest in capital expenditures in a timely and effective manner. If we fail to effectively manage and continue this growth, our financial condition, results of operations and prospects could decline.

MARTHA STEWART WILL CONTROL OUR COMPANY AND THIS CONTROL COULD INHIBIT POTENTIAL CHANGES OF CONTROL


     Following this offering, Martha Stewart will control all of our outstanding shares of Class B common stock, representing approximately 96% of our voting power. As a result, Martha Stewart will have the ability to control the outcome of all matters requiring stockholder approval, including the election and removal of our entire Board of Directors, any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. The Class B common stock has ten votes per share, while Class A common stock, which is the stock we are offering in this prospectus, has one vote per share. Because of this dual-class structure, Martha Stewart will continue to be able to control all matters submitted to our stockholders even if she comes to own significantly less than 50% of the equity of our company. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses. As a result, the market price of Class A common stock could be adversely affected.

IF OUR SYSTEMS OR THOSE OF OUR VENDORS OR PARTNERS ARE NOT YEAR 2000 COMPLIANT, YEAR 2000 RISKS MAY HARM OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS


     The risks posed by the inability of computer systems, possibly including ours and those of our third-party vendors and strategic partners, to recognize the change of the date to the year 2000 could adversely affect our business in a number of significant ways. We rely on information technology supplied by third parties, and our strategic partners are also dependent upon their own internally developed information technology and third-party systems. Year 2000 problems affecting either our systems or those of our strategic partners, manufacturers and distributors could materially adversely affect our business. Additionally, the Internet could face serious disruptions arising from the year 2000 problem.


     We are evaluating our information technology and are consulting with our third-party vendors and strategic partners to ascertain year 2000 status. However, we cannot guarantee that our systems will be year 2000 compliant in a timely manner, that the systems of our strategic partners will be year 2000 compliant in a timely manner or that there will not be significant problems among information technology systems. We also cannot guarantee that consumers will be able to visit marthastewart.com without serious disruptions arising from the year 2000 problem. Given the potentially pervasive nature of the year 2000 problem, we cannot guarantee that disruption in other industries and market segments will not adversely affect our business.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION


     The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of Class A common stock in this offering will experience immediate and substantial dilution. The dilution will be $11.45 per share in net tangible book value of Class A common stock from the initial public offering price. If outstanding options to purchase shares of Class A common stock are exercised, there would be further dilution. See "Dilution" and "Management" for information regarding outstanding stock options and additional stock options which may be granted.


SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK

     Sales of a substantial number of shares of our common stock after this offering could adversely affect the market price of our Class A common stock by introducing a large number of sellers to the market. Given the potential volatility in the price of our shares, these sales could cause the market price of Class A common stock to decline.


     After this offering, we will have outstanding 14,399,527 shares of Class A common stock and 34,126,831 shares of Class B common stock, and we will have reserved an additional 6,925,389 shares of Class A common stock for issuance under outstanding stock options. The shares reserved for issuance under our option plans include 2,333,169 shares relating to options granted prior to this offering, of which 1,997,374 shares will be largely offset by Martha Stewart's return to us of shares of common stock controlled by her upon exercise of these options, which we describe under "Management -- Employee Incentive Compensation Plans -- Nonqualified Class A LLC Unit/Stock Option Plan." All of the shares of Class A common stock to be sold in this offering will be freely tradeable without restriction or further registration under the federal securities laws unless purchased by one of our "affiliates," as that term is defined in Rule 144 under the Securities Act of

1933. The remaining shares of outstanding common stock, including both Class A and Class B, representing approximately 85% of the outstanding common stock upon completion of this offering, will be "restricted securities" under the Securities Act of 1933. These restricted securities will be subject to restrictions on the timing, manner and volume of sales of restricted shares. However, under the terms of a stockholders agreement to be entered into immediately prior to completion of this offering, each of Martha Stewart, Sharon Patrick, Time Publishing Ventures and Kleiner Perkins, each of whom is a stockholder, will have rights to require us to register their shares. See "Certain Relationships and Related Transactions--Stockholders Agreement and Registration Rights" for more information on these registration rights. If Time Publishing Ventures accepts our offer to purchase its shares of common stock, which we will deliver at the time of this offering, upon completion of that transaction, those shares of common stock will no longer be outstanding for sale in the public markets.



     Our directors, executive officers, key creative personnel and existing stockholders as well as some other individuals purchasing shares in this offering have agreed, subject to limited exceptions, that, for a period of 180 days following this offering, they will not, without the prior written consent of Morgan Stanley, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of common stock.


     We cannot predict if future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for Class A common stock or our ability to raise capital by offering equity securities.

OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF THE PROCEEDS FROM THIS OFFERING


     The net proceeds of our sale of 7,200,000 shares of Class A common stock in this offering will be approximately $91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. Our management will retain broad discretion as to the use of those proceeds, except for the $41.7 million that will be used to repurchase Time Publishing Ventures' equity interest if Time accepts our call offer. We intend to use the net proceeds from this offering for general corporate purposes, but we do not have any specific plans in this regard. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition. For more information, see "Use of Proceeds."

            SPECIAL NOTE WITH RESPECT TO FORWARD-LOOKING INFORMATION

     We have made some statements in this prospectus, including some under "Prospectus Summary," "Recent Developments--Strategic Investment," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, which constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

          REORGANIZATION TRANSACTIONS OCCURRING PRIOR TO THIS OFFERING


     From December 1996 until           , 1999, we operated as a limited
liability company. In connection with this offering and immediately before we complete this offering, Martha Stewart Living Omnimedia LLC will be reorganized into a C corporation through a merger with Martha Stewart Living Omnimedia in which the LLC equity interests will be converted into shares of common stock. We will issue an aggregate of 7,110,763 shares of Class A common stock and 34,126,831 shares of Class B common stock to the LLC members in this reorganization. The LLC members consist of The Martha Stewart Family Limited Partnership, an entity controlled by Martha Stewart, Sharon Patrick, our President and Chief Operating Officer, Time Publishing Ventures, KPCB Holdings, Inc. and Grubman Indursky & Schindler, P.C., which provides legal services to us. In addition, in connection with this reorganization:



      -- we will reserve an aggregate of 2,333,169 shares of Class A common stock for issuance upon exercise of options issued prior to this offering, the issuance of 1,997,374 shares of which will be largely offset by Martha Stewart's return to us of shares of common stock controlled by her upon exercise of these options, which we describe under "Management -- Employee Incentive Compensation Plans -- Nonqualified Class A LLC Unit/Stock Option Plan."



      -- at the time of this offering we will issue up to an additional 88,764 shares of Class A common stock under the Martha Stewart Living Omnimedia LLC Phantom Performance Unit Plan


     The options to acquire Class A common stock under the Martha Stewart Living Omnimedia LLC Non-Qualified Class A LLC Unit/Stock Option Plan generally vest in increments over a five-year period, generally 10% at December 31, 1998, with additional increments of 10%, 20%, 20% and 40% vesting on each of the four subsequent anniversaries. There will be no further grants under this plan following this offering.

     Prior to this offering, we will make one or more distributions of profits, totaling approximately $10.0 million, to the LLC members, other than Kleiner Perkins, on a pro rata basis in accordance with their relative equity interests. The $10.0 million will be distributed as follows: approximately $8.7 million to The Martha Stewart Family Limited Partnership, $0.6 million to Sharon Patrick, $0.7 million to Time Publishing Ventures and $31,000 to Grubman Indursky & Schindler. Additionally, at the time of the reorganization we will make a pro rata distribution to all LLC members to cover their respective tax liabilities resulting from the income of Martha Stewart Living Omnimedia LLC, which distribution as of June 30, 1999 is estimated to total $6.0 million. However, the actual amount of this tax distribution is dependent on the results of operations of Martha Stewart Living Omnimedia LLC through the time of the reorganization, which we cannot predict with certainty.


     Upon completion of this offering, we will exercise our right under the existing LLC agreement to offer to purchase the shares of Class A common stock received by Time Publishing Ventures in the reorganization for an aggregate of approximately $41.7 million, or approximately $16.13 per share. Time Publishing Ventures must decide whether to sell its shares to us no later than the 120th day following the date we notify Time Publishing Ventures of our offer to purchase. See "Certain Relationships and Related Transactions--LLC Operating Agreement" for more information on our agreements with Time Publishing Ventures.

                                USE OF PROCEEDS


     We estimate the net proceeds to us from the sale of the 7,200,000 shares of Class A common stock offered in this prospectus to be approximately $91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $9.1 million. We plan to use approximately $41.7 million of the net proceeds from this offering to finance the potential purchase of the shares of Class A common stock held by Time Publishing Ventures under the terms of an existing agreement, which we describe under "Certain Relationships and Related Transactions--LLC Operating Agreement." We intend to use the remainder of the net proceeds, over time, for general corporate purposes. This offering will create a public market for the Class A common stock, which will facilitate our future access to the public equity markets and enhance our ability to use our common stock as consideration for acquisitions. We are not currently in negotiations regarding any acquisitions and no portion of the net proceeds has been allocated for any acquisition. In the event that Time Publishing Ventures declines to accept our offer to purchase its shares of Class A common stock, the entire net proceeds will be used as otherwise described in this paragraph.



     As of the date of this prospectus, except for the potential purchase of the shares held by Time Publishing Ventures, we have not determined the specific allocation of the uses for the net proceeds we will receive upon completion of this offering, and there is no business plan with respect to the specific use of these proceeds. Accordingly, our management will have broad discretion in the application of the remainder of the net proceeds. Pending these uses, we intend to invest the remainder of the net proceeds in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     We anticipate that we will retain all of our earnings in the foreseeable future to finance the continued growth and expansion of our businesses, and we have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements, requirements of the financing agreements to which we may be a party, financial condition and other factors considered relevant by our Board of Directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999 on an actual, pro forma and pro forma as adjusted basis:

      -- The pro forma column reflects our capitalization as set forth in the actual column with the following adjustments as if each had occurred on June 30, 1999


        -- the reorganization of Martha Stewart Living Omnimedia LLC into a C corporation



        -- distributions to members of Martha Stewart Living Omnimedia LLC, totaling $16.0 million, including $6.0 million representing tax distribution payments based upon taxable income for the six months ended June 30, 1999; the actual amount of this tax distribution will change based on the actual results of operations of Martha Stewart Living Omnimedia LLC from June 30, 1999 through the effective date of the reorganization


        -- the sale of 5% of Martha Stewart Living Omnimedia LLC and a warrant to Kleiner Perkins in exchange for $25.0 million, and


        -- the retirement of $15.0 million of indebtedness primarily with a portion of the proceeds from the Kleiner Perkins transaction



      -- The pro forma as adjusted column reflects our capitalization as set forth in the pro forma column, with adjustments to reflect the issuance of the 7,200,000 shares of Class A common stock offered in this prospectus and our receipt and use of the estimated net proceeds from the sale of these shares, as if this offering had been completed on June 30, 1999. Since Time Publishing Ventures retains the decision whether to accept our call offer for its shares of common stock, these adjustments do not reflect the possible purchase by us of Time's shares.


This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Martha Stewart Living Omnimedia LLC and related notes included elsewhere in this prospectus.


                                                                  AS OF JUNE 30, 1999
                                                         --------------------------------------
                                                                                    PRO FORMA
                                                          ACTUAL     PRO FORMA     AS ADJUSTED
                                                         --------    ----------    ------------
                                                                      (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Long-term debt (including current maturities)..........  $15,000      $    --        $     --
Members' equity........................................   49,559
Stockholders' equity:
  Class A common stock ($0.01 par value) no shares
     authorized actual and pro forma; 350,000,000
     shares authorized as adjusted; no shares issued
     and outstanding actual and pro forma; 14,399,527
     shares issued and outstanding pro forma as
     adjusted..........................................                    --             144
  Class B common stock ($0.01 par value) no shares
     authorized actual and pro forma; 150,000,000
     shares authorized as adjusted; no shares issued
     and outstanding actual and pro forma; 34,126,831
     shares issued and outstanding pro forma as
     adjusted..........................................                    --             341
  Preferred stock ($0.01 par value) no shares
     authorized actual and pro forma; 150,000,000
     shares authorized as adjusted; no shares issued
     and outstanding actual, pro forma and pro forma as
     adjusted..........................................                    --              --
Paid-in capital........................................                58,559         149,818
                                                                      -------        --------
Total stockholders' equity.............................                58,559         150,303
                                                         -------      -------        --------
Total capitalization...................................  $64,559      $58,559        $150,303
                                                         =======      =======        ========

                                    DILUTION


     Our net tangible book value (deficit) as of June 30, 1999 was approximately $(2.1) million or $(0.05) per share based on an aggregate of 39,175,714 shares of common stock outstanding. Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our net tangible book value, which is the total tangible assets less total liabilities.



     After giving effect to



      -- the sale of 5% of Martha Stewart Living Omnimedia LLC in exchange for $24.75 million, and



      -- the sale of the 7,200,000 shares of Class A common stock offered in this prospectus,



before deducting estimated offering expenses and the underwriting discounts and commissions based on an assumed initial public offering price of $14.00 per share, our net tangible book value as of June 30, 1999 would have been $123.7 million, or $2.55 per share. This represents an immediate dilution of $11.45 per share to new investors purchasing shares of Class A common stock at the initial offering price. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............              $14.00
  Net tangible book value (deficit) per share as of June 30,
     1999...................................................    $(0.05)
  Increase in net tangible book value per share attributable
     to Kleiner Perkins.....................................       .60
  Increase in net tangible book value per share attributable
     to new investors.......................................      2.00
                                                                ------
Pro forma net tangible book value per share after the
  reorganization and this offering..........................                2.55
                                                                          ------
Dilution per share to new investors.........................              $11.45
                                                                          ======



     The following table summarizes, as of June 30, 1999 on the pro forma basis described above, the number of shares of capital stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders, Kleiner Perkins and by investors purchasing shares of Class A common stock in this offering at $14.00, before deducting the underwriting discounts and commissions and estimated offering expenses:



                                                         TOTAL CASH
                                 SHARES                 CONSIDERATION          AVERAGE
                          ---------------------    -----------------------      PRICE
                            NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                          ----------    -------    ------------    -------    ---------
Existing stockholders...  39,264,478       80.9%   $     21,666         --         --
Kleiner Perkins.........   2,061,880        4.3      24,750,000       19.7%    $12.00
New investors...........   7,200,000       14.8     100,800,000       80.3      14.00
                          ----------    -------    ------------    -------     ------
     Total..............  48,526,358      100.0%   $125,571,666      100.0%
                          ==========    =======    ============    =======

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with selected historical and pro forma consolidated financial data of Martha Stewart Living Omnimedia LLC. The following selected consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from the financial statements of Martha Stewart Living Omnimedia LLC that have been audited by Arthur Andersen LLP, independent public accountants, which are not included in this prospectus. The acquisition of Martha Stewart Living in 1997 was accounted for as a purchase and accordingly results of operations for prior periods do not include those businesses. The following selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from the consolidated financial statements of Martha Stewart Living Omnimedia LLC that have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The following consolidated statement of operations data for the six months ended June 30, 1998 and 1999 and the consolidated balance sheet data as of June 30, 1999 have been derived from the unaudited financial statements of Martha Stewart Living Omnimedia LLC which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for fair presentation. Results for the six-month period ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

     In the table below, we also provide you with the following pro forma information:

      -- The statement of operations data for all of the periods presented includes an adjustment to the income tax provision reflecting the reorganization of Martha Stewart Living Omnimedia LLC into a C corporation as though the reorganization had occurred prior to the start of each period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for further information.

      -- The statement of operations data for the six months ended June 30, 1999 does not include a one time benefit of approximately $2.9 million that will result from the change in the tax status of Martha Stewart Living Omnimedia LLC at the time it is reorganized into a C corporation. The benefit actually recognized will be determined on the effective date of the reorganization.


     As used in this prospectus, "EBITDA" means income before provision for interest expense, income taxes and depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income, as an indicator of our operating performance or to represent cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the publishing and media industries; however, EBITDA as presented in this prospectus may not be comparable to similarly titled measures reported by other companies.

     The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of Martha Stewart Living Omnimedia LLC and the combined financial statements of Martha Stewart Living and, in each case, the related notes to those financial statements, included elsewhere in this prospectus.



                                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                                         ------------------------------------------------   --------------------
                                          1994     1995     1996      1997        1998       1998        1999
                                         ------   ------   ------   --------   ----------   -------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues
  Publishing...........................  $3,161   $3,647   $3,899   $108,694   $  127,020   $64,701      $73,314
  Television...........................      --       --       --     12,396       23,351    10,587       12,787
  Merchandising........................      --       --       --      6,919       15,004     6,622       11,509
  Internet/Direct Commerce.............      --       --       --      4,812       14,673     4,343       13,892
                                         ------   ------   ------   --------   ----------   -------   ----------
      Total revenues...................   3,161    3,647    3,899    132,821      180,048    86,253      111,502
                                         ------   ------   ------   --------   ----------   -------   ----------

Operating costs and expenses
  Production, distribution and
    editorial..........................      --       --       --     59,148       82,930    36,492       54,710
  Selling and promotion................      --       --       --     31,973       34,540    17,838       19,994
  General and administrative...........     725      131       99     21,182       29,659    14,005       18,601
  Depreciation and amortization........      --       --       --      3,927        5,534     2,665        2,732
                                         ------   ------   ------   --------   ----------   -------   ----------
      Total operating costs and
         expenses......................     725      131       99    116,230      152,663    71,000       96,037
                                         ------   ------   ------   --------   ----------   -------   ----------
Income from operations.................   2,436    3,516    3,800     16,591       27,385    15,253       15,465
                                         ------   ------   ------   --------   ----------   -------   ----------
  Interest expense, net................      --      153      165      2,195        2,243     1,315          597
  Income tax provision.................      71       45       --        467        1,336       750          702
                                         ------   ------   ------   --------   ----------   -------   ----------
Net income.............................   2,365    3,318    3,635     13,929       23,806    13,188       14,166
                                         ------   ------   ------   --------   ----------   -------   ----------
Pro forma (unaudited)
  Adjustment to income tax provision...    (976)  (1,401)  (1,563)    (7,038)     (10,817)   (6,289)      (6,753)
                                         ------   ------   ------   --------   ----------   -------   ----------
Pro forma net income...................  $1,389   $1,917   $2,072   $  6,891   $   12,989   $ 6,899       $7,413
                                         ======   ======   ======   ========   ==========   =======   ==========
Pro forma basic and diluted net income
  per share............................                                             $0.27                  $0.15
Pro forma weighted average common
  shares outstanding...................                                        48,526,358             48,526,358

BALANCE SHEET DATA (AT PERIOD END):
Cash...................................  $   46   $    7   $   85   $  9,971   $   24,578                $22,269
Total assets...........................   1,145    2,786    4,074    105,706      125,732                123,845
Total long-term debt...................      --       --       --     30,000       27,650                 15,000
Members'/Stockholders' Equity
  (deficit)............................      88     (436)     589     13,235       36,815                 49,559

OTHER DATA:
EBITDA.................................  $2,436   $3,516   $3,800   $ 20,518   $   32,919   $17,918      $18,197
Capital expenditures...................      --       --       --     11,027        2,730     1,954        1,279

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion details the material factors that have affected our financial condition and results of operations in 1996, 1997, 1998 and the six months ended June 30, 1998 and 1999. This discussion should be read in conjunction with "Selected Historical and Pro Forma Consolidated Financial Data," the consolidated financial statements of Martha Stewart Living Omnimedia LLC and the combined financial statements of Martha Stewart Living and, in each case, the notes related to these financial statements, included elsewhere in this prospectus.

OVERVIEW


     The original businesses of Martha Stewart Living Omnimedia began operations in 1982 with Martha Stewart's publication of the book Entertaining. Through 1996, Martha Stewart Living Omnimedia derived revenue from royalty income on the sale of books and lecture and appearance fees. In 1997, the character of our business changed significantly with the acquisition from Time Publishing Ventures of the assets and liabilities relating to Martha Stewart Living magazine, Martha Stewart Weddings magazine, the Martha Stewart Living television program, Martha Stewart Living books, and the Martha by Mail mail order business, including a number of trademarks and copyrights, for approximately $53.3 million, including acquisition costs. The consideration we paid to Time Publishing Ventures in this transaction consisted of an interest-bearing promissory note in the principal amount of $30.0 million and approximately 6.3% of our equity through the creation of a special class of our equity. The purchase price was calculated taking into consideration the special income distribution of $18.0 million payable to Time Publishing Ventures under the operating agreement of Martha Stewart Living Omnimedia LLC. This distribution was paid in February 1997.


     Our businesses have expanded to comprise four segments:

      --  Publishing -- magazines, books, newspaper columns and radio programs

      -- Television -- daily and weekend nationally syndicated and cable programming and periodic network specials

      -- Merchandising -- the design and licensing of products for sale in traditional retail stores

      -- Internet/Direct Commerce -- online and offline catalog and other Internet-related businesses

     Much of our growth has occurred since 1997, reflecting the 1997 acquisition of Martha Stewart Living from Time Publishing Ventures, the introduction of new products and services as well as the expansion of our historical businesses. Over the last three years, our revenues have grown from $85.9 million in 1996, on a pro forma basis, to $180.0 million in 1998, and our income from operations has grown from $9.6 million, on a pro forma basis, to $27.4 million during that same period. This growth has resulted primarily from continued growth in our Publishing segment, the switch from a weekly television program to a daily program in September 1997 as reflected in our Television segment, and the creation of our Merchandising segment in February 1997 and its subsequent growth. Additionally, the revenues we derive from the Internet/Direct Commerce segment have increased as a percentage of total revenues during both 1997 and 1998 as compared to prior periods.

     Our revenues are derived primarily from advertising sales, circulation and book royalties in our Publishing segment, advertising sales and royalties in our Television segment, licensing fees and royalties in our Merchandising segment and product sales and advertising in our Internet/Direct Commerce segment.


     Our expenses consist primarily of the costs directly associated with creating, producing and distributing our products and services, such as the cost of producing our television programs, researching, developing and creating stories for our Publishing and Television segments and product cost and research and development expenses relating to our Internet/Direct Commerce segment. In our Merchandising segment, substantially all of our costs are reimbursed by our licensing partners, and are therefore not reflected in our operating results. In addition, the recent expansion of our business and operations has resulted in increased corporate overhead and selling and promotion expenses, including material increases in the second half of 1998 and the six-month period ended June 30, 1999, resulting in slower earnings growth than for prior periods. We expect these expenses to continue to increase through the remainder of 1999.

     In connection with our growth strategies, we expect that we will make significant investments in technology and new product development, as well as additional investments in infrastructure and facilities related costs. Because our strategy is to closely control our brands and the quality of products and services associated with our brands, the introduction of new products, such as a new category of merchandise, requires substantial investment by us, although a significant portion of this expense is reimbursed by our licensing partners. There can be no assurance that, notwithstanding these investments, our growth strategies will be successful.


     From February 1997 until immediately prior to completion of this offering, we have operated as a limited liability company. Accordingly, our earnings were included in the taxable income of the members of Martha Stewart Living Omnimedia LLC for federal and some state income tax purposes, and we have generally not been subject to income tax on such earnings, other than some state and local franchise and similar taxes. In connection with this offering, and due to the merger of the LLC with and into Martha Stewart Living Omnimedia, Martha Stewart Living Omnimedia will become subject to such taxes as it is reorganized from a limited liability company to a C corporation. As a result of the reorganization into a C corporation, we will record future tax benefits and deferred tax liabilities and a corresponding tax benefit in our statement of income. Assuming this reorganization into a C corporation had occurred at June 30, 1999, the net future tax benefit would have been approximately $2.9 million. In connection with this offering, Martha Stewart Living Omnimedia LLC will make one or more distributions to its members of approximately $16.0 million, which includes one or more distributions of profits totaling no more than $10.0 million to the members other than Kleiner Perkins and approximately $6.0 million in respect of tax liabilities of all members for the six months ended June 30, 1999, which amount will be increased to reflect earnings since that date through the date of the reorganization.


     Assuming the merger had occurred on January 1, 1998, our pro forma effective tax rate for 1998 would have been 48%. This pro forma effective tax rate is higher than the federal statutory tax rate of 35% due to state and local taxes, as well as the effect of the amortization of non-deductible goodwill. The effect of taxes on our results of operations is not discussed below because the historic taxation of our operations does not provide a meaningful comparison with respect to periods following the merger and this offering.

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 TO SIX MONTHS ENDED JUNE 30, 1998

                                  SIX MONTHS                     SIX MONTHS
                                    ENDED                          ENDED
                                   JUNE 30,         % OF          JUNE 30,         % OF
                                     1998         REVENUES          1999         REVENUES
                                  ----------    -------------    ----------    -------------
                                                        (IN THOUSANDS)
                                                         (UNAUDITED)
Revenues
  Publishing....................   $64,701           75.0%        $ 73,314          65.7%
  Television....................    10,587           12.3%          12,787          11.5%
  Merchandising.................     6,622            7.7%          11,509          10.3%
  Internet/Direct Commerce......     4,343            5.0%          13,892          12.5%
                                   -------          -----         --------         -----
       Total revenues...........    86,253          100.0%         111,502         100.0%
                                   -------          -----         --------         -----
Operating costs and expenses
  Production, distribution and
     editorial..................    36,492           42.3%          54,710          49.1%
  Selling and promotion.........    17,838           20.7%          19,994          17.9%
  General and administrative....    14,005           16.2%          18,601          16.7%
  Depreciation and
     amortization...............     2,665            3.1%           2,732           2.4%
                                   -------          -----         --------         -----
       Total operating costs and
          expenses..............    71,000           82.3%          96,037          86.1%
                                   -------          -----         --------         -----
Income from operations..........    15,253           17.7%          15,465          13.9%
                                   -------          -----         --------         -----
Other expenses
  Interest expense, net.........     1,315            1.5%             597           0.5%
  Income tax provision..........       750            0.9%             702           0.6%
                                   -------          -----         --------         -----
Net income......................   $13,188           15.3%        $ 14,166          12.7%
                                   =======          =====         ========         =====


     Revenues. Total revenues increased $25.2 million, or 29%, to $111.5 million for the six months ended June 30, 1999, from $86.3 million for the six months ended June 30, 1998. Publishing revenues increased $8.6 million, or 13%, to $73.3 million for the six months ended June 30, 1999 from $64.7 million for the six months ended June 30, 1998. This increase reflects an increase in advertising revenues of $7.2 million, primarily due to an increase in advertising pages sold in Martha Stewart Living magazine of 14%, an increase in advertising rates of 5% and advertising revenues of $1.4 million from an issue of Martha Stewart Weddings magazine published during the six months ended June 30, 1999. No issues of Martha Stewart Weddings magazine were published during the six months ended June 30, 1998. Television revenues increased $2.2 million, or 21%, to $12.8 million for the six months ended June 30, 1999 from $10.6 million for the six months ended June 30, 1998. The increase is due primarily to revenues of $2.9 million associated with the addition of a second half hour to our syndicated daily program in a majority of markets in which it is aired, partially offset by reduced advertising revenues of $1.1 million resulting from lower ratings for the six months ended June 30, 1999. Merchandising revenues increased $4.9 million, or 74%, to $11.5 million, for the six months ended June 30, 1999 from $6.6 million for the six months ended June 30, 1998, due primarily to $2.4 million in revenues from the addition of our Martha Stewart Everyday(R) line of garden products, sold in Kmart stores beginning in January 1999. Revenues of our Martha Stewart Everyday bed and bath products also increased $0.8 million due to offering the full product line during the six months ended June 30, 1999, whereas the full product line was not available during the six months ended June 30, 1998. In addition, $1.7 million of revenues were received in 1999 resulting from an adjustment to revenues earned in prior years. Internet/Direct Commerce revenues increased $9.5 million, or 220%, to $13.9 million for the six months ended June 30, 1999 from

$4.3 million for the six months ended June 30, 1998, due to higher merchandise sales of $9.1 million resulting from higher catalog circulation and increased advertising revenues of $0.4 million.


     Production, distribution and editorial. Production, distribution and editorial expenses increased $18.2 million, or 50%, to $54.7 million for the six months ended June 30, 1999 from $36.5 million for the six months ended June 30, 1998. Publishing segment costs increased $5.9 million reflecting increased costs for Martha Stewart Living magazine of $4.4 million due to a 12% increase in the number of pages printed per issue, a 4% increase in copies printed and higher printing costs. In addition, costs for Martha Stewart Weddings magazine increased $1.7 million due to the publication of one issue during the six months ended June 30, 1999 as compared to no issues during the six months ended June 30, 1998. Television costs increased $0.5 million, primarily as a result of higher production and distribution costs incurred for the additional half-hour of programming in 1999. Internet/Direct Commerce costs increased $11.8 million due to an increase of $3.3 million in catalog production and distribution costs resulting from higher catalog circulation. In addition, fulfillment costs increased $2.4 million and cost of goods sold increased $4.0 million, each as a result of higher revenues.



     Selling and promotion. Selling and promotion expenses increased $2.2 million, or 12%, to $20.0 million for the six months ended June 30, 1999 from $17.8 million for the six months ended June 30, 1998. This increase primarily reflects increased Publishing segment costs resulting from increased circulation costs of $1.2 million and advertising sales costs of $0.6 million to support higher advertising revenues.



     General and administrative. General and administrative expenses, consisting primarily of costs relating to the executive office, finance, professional services, information technology, office services, including rent, and human resources, increased $4.6 million, or 33%, to $18.6 million for the six months ended June 30, 1999 from $14.0 million for the six months ended June 30, 1998. We have incurred higher costs as a result of continued infrastructure development to support higher levels of revenues. In addition, we incurred $1.1 million in consulting costs during the six months ended June 30, 1999, primarily related to human resource and information technology-related projects.


     Depreciation and amortization. Depreciation and amortization remained unchanged at $2.7 million.

     Interest expense, net. Interest expense, net, decreased $0.7 million, or 55%, to $0.6 million for the six months ended June 30, 1999 from $1.3 million for the six months ended June 30, 1998, as a result of lower outstanding long-term debt, and higher interest income earned on higher invested cash balances.

     Net income increased $1.0 million, or 7%, to $14.2 million for the six months ended June 30, 1999 from $13.2 million for the six months ended June 30, 1998, primarily as a result of the above mentioned factors.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

                                                               % OF                       % OF
                                                  1997       REVENUES        1998       REVENUES
                                                --------    -----------    --------    -----------
                                                                  (IN THOUSANDS)
Revenues
  Publishing..................................  $108,694        81.8%      $127,020        70.5%
  Television..................................    12,396         9.3%        23,351        13.0%
  Merchandising...............................     6,919         5.2%        15,004         8.3%
  Internet/Direct Commerce....................     4,812         3.6%        14,673         8.1%
                                                --------       -----       --------       -----
       Total revenues.........................   132,821       100.0%       180,048       100.0%
                                                --------       -----       --------       -----
Operating costs and expenses
  Production, distribution and editorial......    59,148        44.5%        82,930        46.1%
  Selling and promotion.......................    31,973        24.1%        34,540        19.2%
  General and administrative..................    21,182        15.9%        29,659        16.5%
  Depreciation and amortization...............     3,927         3.0%         5,534         3.1%
                                                --------       -----       --------       -----
       Total operating costs and expenses.....   116,230        87.5%       152,663        84.8%
                                                --------       -----       --------       -----
Income from operations........................    16,591        12.5%        27,385        15.2%
                                                --------       -----       --------       -----
Other expenses
  Interest expense, net.......................     2,195         1.7%         2,243         1.2%
  Income tax provision........................       467         0.4%         1,336         0.7%
                                                --------       -----       --------       -----
Net income....................................  $ 13,929        10.5%      $ 23,806        13.2%
                                                ========       =====       ========       =====


     Revenues. Total revenues increased $47.2 million, or 36%, to $180.0 million, for the year ended December 31, 1998 from $132.8 million for the year ended December 31, 1997. Publishing segment revenues increased $18.3 million, or 17%, to $127.0 million for the year ended December 31, 1998 from $108.7 million for the year ended December 31, 1997. This increase primarily reflects higher advertising revenues of $14.9 million due to an increase in advertising pages sold in Martha Stewart Living magazine of 17% and an increase in per page advertising rates of 5%, as well as additional advertising revenues of $1.6 million received from a special issue published in the fourth quarter of 1998. Circulation revenues increased $4.4 million as a result of generally higher newsstand revenues, including newsstand revenues recognized on the special issue. Television revenues increased $11.0 million, or 88%, to $23.4 million for the year ended December 31, 1998 from $12.4 million for the year ended December 31, 1997 due primarily to producing and airing a full year of the daily syndicated show in both the United States and Canada, as opposed to a partial year in 1997, and revenues of $1.9 million earned from licensing a second half hour of "best of" show during the fourth quarter of 1998. These increases were partially offset by the elimination of revenues of $0.8 million derived from an agreement under which reruns of Martha Stewart Living programming were aired on the Lifetime cable network. In light of Martha Stewart Living programming moving to a daily format, we elected not to attempt to renew this agreement, which expired during the third quarter of 1997. Merchandising revenues increased $8.1 million, or 117%, to $15.0 million for the year ended December 31, 1998 from $6.9 million for the year ended December 31, 1997. This increase resulted from an increase in revenues of $4.7 million, resulting from a greater assortment of Martha Stewart Everyday bed and bath products in 1998, the introduction of these products at Zellers in Canada in June 1998, which contributed $1.3 million to revenues in 1998. Internet/Direct Commerce revenues increased $9.9 million, or 205%, to $14.7 million for the year ended December 31, 1998 from $4.8 million for the year ended December 31, 1997. The increase is primarily due to an increase in catalog merchandise sales resulting from an increase in both the number of products offered through the catalog and the number of catalogs mailed, in addition to increased sales on our website. Internet advertising revenues increased $1.1 million, primarily due to our website's first full year of operation in 1998, compared with only four months in 1997.

     Production, distribution and editorial. Production, distribution and editorial expenses increased $23.8 million, or 40%, to $82.9 million in the year ended December 31, 1998 from $59.1 million in the year ended December 31, 1997. Publishing segment costs increased $7.3 million, as a result of an increased number of pages printed per issue of 17% resulting from the increase in advertising pages sold, costs associated with the special issue and higher printing costs. Television costs increased $4.1 million due to higher production and distribution costs associated with producing and airing a full year of the daily syndicated show. Internet/Direct Commerce costs increased $12.4 million, due to an increase of $3.9 million in catalog production and distribution costs resulting from higher catalog circulation. In addition, fulfillment costs increased $2.3 million and cost of goods sold increased $4.7 million, each as a result of higher revenues.



     Selling and promotion. Selling and promotion expenses increased $2.6 million, or 8%, to $34.5 million for the year ended December 31, 1998 from $32.0 million for the year ended December 31, 1997. This increase primarily reflects increased Publishing segment costs of $1.3 million resulting from increased circulation costs and increased Television segment expenses of $0.9 million associated with the expanded programming schedule.



     General and administrative. General and administrative expenses increased $8.5 million, or 40%, to $29.7 million for the year ended December 31, 1998 from $21.2 million for the year ended December 31, 1997. The increase is attributable to higher executive compensation, higher costs associated with increased revenues, the buildup of corporate infrastructure in the business and higher staffing levels throughout the Company.


     Depreciation and amortization. Depreciation and amortization increased $1.6 million, or 41%, to $5.5 million for the year ended December 31, 1998 from $3.9 million for the year ended December 31, 1997, as a result of higher levels of property, plant and equipment in service.

     Interest expense, net. Interest expense, net, remained unchanged at $2.2 million.

     Net income increased $9.9 million, or 71%, to $23.8 million for the year ended December 31, 1998 from $13.9 million for the year ended December 31, 1997, primarily as a result of the above mentioned factors.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO PRO FORMA YEAR ENDED DECEMBER 31, 1996

     Financial information for 1996 is presented on a pro forma basis to reflect the acquisition by Martha Stewart Living Omnimedia LLC of Martha Stewart Living from Time Publishing Ventures in 1997, as if such transaction were completed as of January 1, 1996. Actual financial information for 1996 is not presented in this section as it is not material and does not provide a meaningful comparison with subsequent periods. We present the actual financial information for 1996 in the consolidated financial statements of Martha Stewart Living Omnimedia LLC included elsewhere in this prospectus.

                                             PRO FORMA       % OF                    % OF
                                               1996        REVENUES      1997      REVENUES
                                            -----------    --------    --------    --------
                                            (UNAUDITED)       (IN THOUSANDS)
Revenues
  Publishing..............................    $74,146        86.4%     $108,694      81.8%
  Television..............................      8,420         9.8%       12,396       9.3%
  Merchandising...........................         --          --         6,919       5.2%
  Internet/Direct Commerce................      3,292         3.8%        4,812       3.6%
                                              -------       -----      --------     -----
       Total revenues.....................     85,858       100.0%      132,821     100.0%
                                              -------       -----      --------     -----
Operating costs and expenses
  Production, distribution and
     editorial............................     40,610        47.3%       59,148      44.5%
  Selling and promotion...................     24,484        28.5%       31,973      24.1%
  General and administrative..............      7,812         9.1%       21,182      15.9%
  Depreciation and amortization...........      3,371         3.9%        3,927       3.0%
                                              -------       -----      --------     -----
       Total operating costs and
          expenses........................     76,277        88.8%      116,230      87.5%
                                              -------       -----      --------     -----
Income from operations....................      9,581        11.2%       16,591      12.5%
                                              -------       -----      --------     -----
Other expenses
  Interest expense, net...................        165         0.2%        2,195       1.7%
  Income tax provision....................         --          --           467       0.4%
                                              -------       -----      --------     -----
  Net income..............................    $ 9,416        11.0%     $ 13,929      10.5%
                                              =======       =====      ========     =====

     Revenues. Total revenues increased $47.0 million, or 55%, to $132.8 million for the year ended December 31, 1997 from $85.9 million for the year ended December 31, 1996 on a pro forma basis. Publishing segment revenues increased $34.6 million, or 47%, to $108.7 million for the year ended December 31, 1997 from $74.1 million for the year ended December 31, 1996 on a pro forma basis. This increase primarily reflects higher advertising revenues of $22.2 million due to more advertising pages sold and increased per page advertising rates, as well as higher circulation revenues of $12.9 million resulting from both higher subscription revenues of $11.5 million and newsstand revenues of $1.4 million due to increased copies sold. Television revenues increased $4.0 million, or 47%, to $12.4 million for the year ended December 31, 1997 from $8.4 million for the year ended December 31, 1996 on a pro forma basis. This increase was primarily due to production and airing of a daily syndicated half-hour show in both the United States and Canada beginning in September 1997, while prior to that date the show was aired only weekly. Merchandising revenues in 1997 represent revenues received from our Martha Stewart Everyday bed and bath products, which were introduced at Kmart in March 1997. Internet/Direct Commerce revenues increased $1.5 million, or 46%, to $4.8 million for the year ended December 31, 1997 from $3.3 million for the year ended December 31, 1996 on a pro forma basis. The increase is primarily due to an increase in product sales resulting from the promotion of catalog products in Martha Stewart Living magazine.

     Production, distribution and editorial. Production, distribution and editorial expenses increased $18.5 million, or 46%, to $59.1 million for the year ended December 31, 1997 from $40.6 million for the year ended December 31, 1996 on a pro forma basis. Publishing segment costs increased $15.0 million, primarily as a result of a 24% increase in the number of pages printed per issue due to the increase in advertising pages sold and a 22% increase in the size of the print order. Television costs increased $2.8 million due to the increase in programming resulting from the change from a weekly to a daily show beginning in September 1997. Internet/ Direct Commerce costs increased $0.7 million due to higher sales of catalog merchandise.


     Selling and promotion. Selling and promotion expenses increased $7.5 million, or 31%, to $32.0 million for the year ended December 31, 1997 from $24.5 million for the year ended December 31, 1996 on a pro forma basis. This increase reflects higher Publishing segment costs resulting from increased subscription acquisition spending and advertising sales costs to support higher advertising revenues.

     General and administrative. General and administrative expenses increased $13.4 million, or 172%, to $21.2 million for the year ended December 31, 1997 from $7.8 million for the year ended December 31, 1996 on a pro forma basis. The increase is attributable to overall costs associated with the staffing and the development of a corporate infrastructure as a result of the acquisition of Martha Stewart Living from Time Publishing Ventures, including higher executive compensation, information technology, finance, consulting and human resource costs.

     Depreciation and amortization. Depreciation and amortization increased $0.6 million, or 16%, to $3.9 million for the year ended December 31, 1997 from $3.4 million for the year ended December 31, 1996 on a pro forma basis, as a result of higher levels of property, plant and equipment placed in service.

     Interest expense, net. Interest expense increased $2.0 million to $2.2 million for the year ended December 31, 1997 from $0.2 million for the year ended December 31, 1996 on a pro forma basis, as a result of the long-term debt incurred in connection with the acquisition from Time Publishing Ventures.

     Net income increased $4.5 million, or 48%, to $13.9 million for the year ended December 31, 1997 from $9.4 million for the year ended December 31, 1996 on a pro forma basis, primarily as a result of the above mentioned factors.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents were $22.3 million at June 30, 1999, compared to $19.7 million at June 30, 1998. Cash and cash equivalents decreased $2.3 million during the six months ended June 30, 1999, and increased $9.8 million during the six months ended June 30, 1998, as stated below.

     Cash flows from operating activities were $13.0 million during the six months ended June 30, 1999, compared with $11.7 million for the six months ended June 30, 1998. The increase in cash flows from operating activities in 1999 was primarily a result of increased net income.

     Cash flows used in investing activities were $1.3 million during the six months ended June 30, 1999, representing capital expenditures to acquire property and equipment. Cash flows provided by investing activities were $0.4 million during the six months ended June 30, 1998, representing proceeds received from a sale/leaseback of $2.4 million, offset by $2.0 million of capital expenditures to acquire property and equipment.


     Cash flows used in financing activities during the six months ended June 30, 1999 were $14.1 million. In March 1999, we prepaid our outstanding long-term debt to Time Publishing Ventures, totaling $27.7 million plus accrued interest, with the proceeds of a $15.0 million term loan from Bank of America, N.A., formerly known as NationsBank, N.A., and existing cash of $12.7 million plus accrued interest. The Bank of America term loan bears interest at 2% above the three-month London Interbank Offered Rate and principal of $0.8 million is payable quarterly from June 1999 through March 2004. The outstanding amount of the loan was repaid in July 1999 with the net proceeds of the Kleiner Perkins equity purchase. We have a line of credit with Bank of America in the amount of $10.0 million at the prime rate per annum, which is available to us for seasonal working capital requirements and general corporate purposes. As of June 30, 1999, we had no outstanding borrowings under this facility. The line of credit is secured by accounts receivable, inventory, intangible assets and contracts and contains customary financial and other covenants relating to our financial condition and business. Distributions to members were $1.4 million for the six months ended June 30, 1999.

     Capital expenditures, primarily for information technology, television studio and other equipment, office furniture and leasehold improvements, were $11.0 million, $2.7 million, $2.0 million and $1.3 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively. In 1998, we sold property and equipment for $2.4 million and leased back that property and equipment under operating leases. In July 1999, Martha Stewart Living Omnimedia refinanced existing operating leases for computer and television studio equipment. Under this refinancing, the new lease will be recorded as a capital lease. Accordingly, in July 1999, Martha Stewart Living Omnimedia recorded property, plant and equipment of $4.7 million with a corresponding liability for capital lease obligations.


     While we extend credit to our customers, no one customer accounts for more than 10% of our outstanding accounts receivable balance at June 30, 1999. We have credit policies and procedures which we use to manage our credit risk.

     We believe that the net proceeds from this offering, together with any cash generated from operations, the net proceeds to Martha Stewart Living Omnimedia from the Kleiner Perkins equity purchase in July 1999 and any funds available under existing credit facilities, will be sufficient to meet our liquidity requirements through at least 2000. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such funds through public or private equity financings or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to us or that any additional financing will not be dilutive to our stockholders.

SEASONALITY AND QUARTERLY FLUCTUATIONS


     Several of our businesses can experience fluctuations in quarterly performance. For example, Martha Stewart Living magazine is published ten times annually: three issues in each of the first and second quarters and two issues in each of the third and fourth quarters. Martha Stewart Weddings is published four times annually: one issue in each of the second and third quarters and two issues in the fourth quarter. In addition, the number of advertising pages per issue tend to be higher in issues published in the fourth quarter. Revenue and income from operations for the television segment tend to be higher in the fourth quarter due to generally higher ratings and, on occasion, the broadcast of a holiday prime time television special. Internet/Direct Commerce revenues also tend to be higher in the fourth quarter due to increased consumer spending during that period. Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches.


YEAR 2000

     Beginning in 1998, and continuing in 1999, we have conducted a review of our computer systems and software to identify any potential malfunctions due to misidentification of the year 2000. We have also made inquiries of our important third-party vendors, service providers, customers and partners, to determine whether our business relationships with these parties could be adversely affected by year 2000 issues. We are using both internal and external resources to identify, test and correct our systems and software for year 2000 readiness.


     As of September 1999, we completed the research and validation of all infrastructure, hardware and software, including platform, wide-area network and local-area network components. We completed testing all systems identified during the research and validation phase in September 1999. Contingency plans have been developed for all systems found to be non-compliant as of September 1999.



     We are currently contacting all significant third-party vendors and service providers to determine their year 2000 compliance status. This phase is expected to be completed as of October 1999. We have also made inquiries of our important customers and partners as to whether their state of year 2000 compliance could have an adverse effect on our relationship with these parties. As of September 1999, we have not been informed that any of these parties expects material disruption in their business relationship with us due to year 2000 compliance. However, this process is ongoing, and we cannot independently verify the state of readiness of these vendors, service providers, partners and customers.

     We anticipate that by October 1999, all of our internal non-compliant systems will have been remedied or contingency plans will have been put into place so that we will not experience any significant disruption or down-time resulting from year 2000 compliance issues. Excluding internal costs which are not tracked separately and are therefore not readily determinable, we expect the costs of these year 2000 remedial actions to be less than $0.3 million, including the costs to us of external service provider compliance.

     We do not believe, based upon our investigations to date, that the year 2000 issue will have a material effect on our operations or those of our material service providers or our business relationship with our important partners and customers. However, if we or any of our significant service providers, partners or customers do experience a year 2000 compliance problem, this could have a material adverse effect on our profitability and liquidity. In some cases, these services, partners and customers cannot be easily replaced, and we may suffer a disruption in our business while we seek to identify a new service provider, customer or partner. In addition, any material disruption in the use or accessibility of the Internet due to year 2000 issues could result in a serious decline in our Internet-related businesses, including advertising revenues, as well as delay implementation of this portion of our growth strategy. These contingencies could have a material adverse effect on our financial condition and results of operations, and we are not aware of any adequate replacement service for the Internet.

                                    BUSINESS

OVERVIEW

     We are a leading creator of original "how to" content and related products for homemakers and other consumers. Our products bear the well-known "Martha Stewart" brand name, which we leverage across a broad range of media and retail outlets. We primarily focus on the domestic arts, providing consumers with the "how to" ideas, information, products and other resources they need to raise the quality of living in and around their homes. The content and products we create span seven core areas: Home, Cooking and Entertaining, Gardening, Crafts, Holidays, Keeping and Weddings.

     In each of our core content areas, we have assembled a team of in-house creative experts. Many of the leaders of these teams have been with us since the launch of Martha Stewart Living magazine in 1991. Each member of our creative staff of more than 160 editors, writers, stylists, art directors and designers is continually challenged to develop new ideas that support and strengthen the high quality and look associated with our brands. As a result of these efforts, we have amassed an extensive library of proprietary content, which serves as a comprehensive resource for the development of new content and branded products.

     We have two primary strategic objectives:

      -- to provide our original "how to" content and information to as many consumers as possible

      -- to turn our consumers into "doers" by offering them the information and products that they need for do-it-yourself ingenuity the "Martha Stewart way"


     We accomplish our first objective by distributing our content through a broad range of media outlets, which we call our "omnimedia" platform. We accomplish our second objective through our branded products, which we call our "omnimerchandising" platform. Our Internet/Direct Commerce business provides a unique opportunity to fulfill both of our objectives by leveraging our content and merchandising capabilities to create a one-stop online destination for consumers interested in the domestic arts.


  OMNIMEDIA PLATFORM

     Our omnimedia platform currently consists of:

      -- two magazines, Martha Stewart Living, published ten times a year, and Martha Stewart Weddings, published quarterly, together reaching an estimated 9.9 million readers per month

      -- the Emmy Award-winning and number-one-rated "how to" domestic arts television program in the United States, airing six episodes per week on affiliates of all four major national networks and available in 91% of U.S. homes with television sets, plus a weekly segment on CBS This Morning


      --   From Martha's Kitchen, a daily television program on the Food Network


      -- 27 books, which together have sold more than 8.5 million copies, including Martha Stewart's first book, Entertaining, published in 1982, and Martha Stewart's Hors d'Oeuvres Handbook, published in 1999

      -- a weekly askMartha newspaper column, syndicated in 233 newspapers in the United States and Canada that collectively reach an estimated 43 million readers each week

      -- the askMartha radio program, airing five days per week on 270 stations throughout the United States and reaching an estimated 1.5 million listeners per weekday


      -- marthastewart.com, our website, with over 925,000 registered users and 627,000 different visitors and over ten million page views in June 1999


     In the spring of 1999, our omnimedia platform provided us with an estimated 88 million monthly gross adult impressions, not including the readers of the askMartha newspaper column. Monthly gross adult impressions is the sum of our monthly magazine readership and the number of times our television programs and website are viewed, and the number of times people listen to our radio program, during the course of a typical month.

  OMNIMERCHANDISING PLATFORM


     We believe our branded products, or omnimerchandising platform, offer our consumers quality, convenience and choice across a wide range of retail and direct to consumer channels. As of July 1999, our omnimerchandising platform included more than 2,800 distinct product variations called stock keeping units, or SKUs, which we currently distribute through the following:


      -- the mass market discount channel, exclusively through Kmart stores in the United States and Zellers stores in Canada

      -- the national department store channel, through Sears stores in the United States and Canada, and Canadian Tire stores in Canada


      -- the specialty retail channel, such as Janovic Plaza, Calico Corners and Jo-Ann Fabrics and Crafts, across the United States


      -- our upscale catalog, Martha by Mail, offering 400 products per catalog, with an expected 1999 distribution of 15 million copies in 11 editions

      --   our online Martha by Mail store, which offers over 750 products

     Retail sales of Martha Stewart branded merchandise by Kmart and our other merchandising partners reached $763 million in 1998, an increase of 96% over 1997. We believe that the high quality and usefulness of our content and products, coupled with our expansive reach, have allowed us to influence the way consumers think about the home as well as the shopping patterns of consumers across the United States.

     Our Internet/Direct Commerce business provides a vehicle through which our omnimedia and omnimerchandising platforms converge. We plan to accelerate the expansion of marthastewart.com by, among other things, expanding the seven linked channels, or subsites, we recently introduced on our website, each of which is dedicated to one of our core content areas and related products. We believe that the other elements of our omnimedia and omnimerchandising platforms provide our Internet/Direct Commerce business with the content and products necessary to develop a comprehensive, interactive and attractive online destination for our consumers.


     Our overall business has grown in recent years by accessing new product markets and leveraging our strong brand name across our omnimedia and omnimerchandising platforms. In 1998, our revenues were $180.0 million and our operating income was $27.4 million, representing a 36% and 65% increase, respectively, over 1997 revenues and operating income. Our net income was $23.8 million in 1998, as compared to $13.9 million in 1997. During the six-month period ended June 30, 1999, our revenues were $111.5 million and our operating income was $15.5 million, representing a 29% and 1% increase, respectively, over the six-month period ended June 30, 1998. Our net income for the six-month period ended June 30, 1999 was $14.2 million, as compared to $13.2 million for the six-month period ended June 30, 1998.


HISTORY


     The Martha Stewart name first gained prominence in 1982 with the publication of Martha Stewart's first book, Entertaining, which is now in its 30th printing. Martha Stewart Living magazine was then launched by Martha Stewart and Time Publishing Ventures in 1991. We purchased the magazine and related businesses from Time Publishing Ventures and consolidated them with other businesses previously owned by Martha

Stewart in February 1997. The following is a timeline of significant events in the development of our brands and our omnimedia and omnimerchandising platforms:


YEAR                                   EVENT
----                                   -----
1991.....   Martha Stewart Living magazine launched as a quarterly
            publication
1993.....   Martha Stewart Living television program launched as a
            weekly half-hour   syndicated show
1994.....   Martha Stewart Weddings magazine launched as an annual
            publication
1995.....   Martha by Mail catalog tested as an insert in Martha Stewart
            Living magazine
            askMartha syndicated newspaper column published in the
            United States and Canada
            Martha Stewart Living magazine expanded to ten issues per
            year
1997.....   Martha Stewart Living Omnimedia LLC acquires magazine and
            related businesses   from Time Publishing Ventures in
            February
            Branded bed and bath and paint collections launched at Kmart
            Martha Stewart Living television program expanded to six
            days per week
            Weekly television segment on CBS This Morning debuted
            Martha Stewart Weddings expanded to semi-annual publication
            askMartha radio program launched
            marthastewart.com launched
1998.....   Martha Stewart Living weekday television program expanded to one hour
            Branded bed and bath products launched at Zellers in Canada
            Branded kitchen textiles, window treatments and bath
            accessories launched at   Kmart and Zellers
            First special interest publication, Clotheskeeping,
            published
            Branded paints launched at Sears in the United States and
            Canada
1999.....   Branded garden products launched at Kmart and Zellers
            Martha Stewart Weddings published as a quarterly publication
            Seven dedicated subsites launched on marthastewart.com
            From Martha's Kitchen television program begins to air daily
            on the Food Network   cable channel
            Branded decorative fabrics launched
            Branded baby bedding to launch in October at Kmart


COMPETITIVE STRENGTHS


     We intend to maintain and enhance our position as a leading creator of high-quality content and products and to continue to capitalize on our competitive strengths, which we believe include our:


  ESTABLISHED, HIGHLY RECOGNIZABLE BRAND NAME


     Our principal assets consist of the Martha Stewart brand name and our related trademarks, which include Martha Stewart Living, Martha Stewart Weddings, Martha Stewart Everyday, Martha Stewart Home, askMartha, Martha by Mail and marthastewart.com. We believe the Martha Stewart brands have significant name recognition and trust among consumers. We believe that consumers associate the brands with the particular look and usefulness of our content and with the high quality of living represented by our products and content. The ability to leverage our single, well-known brand identity across our seven core content areas is a principal strength of our business. Upon completion of this offering, we will have an exclusive, perpetual royalty-free license to use Martha Stewart's name, image, likeness, voice and signature, and we are the registered owner of the related marks under which our content and products are marketed. In all of our merchandise licensing arrangements, we retain significant control over product design, quality and advertising in order to preserve the consistent look and feel of our brands.

  POSITION AS A LEADING AUTHORITY ACROSS KEY CATEGORIES OF DOMESTIC ARTS


     We have developed expertise in each of our seven core categories of domestic arts:

      -- Home--decorating, restoring, renovating and collecting items for use and display in the home

      -- Cooking and Entertaining--cooking, recipes, indoor and outdoor entertaining

      --   Gardening--gardening, planting, landscape design and maintenance

      --   Crafts--craft projects and similar family activities

      -- Holidays--celebrating special occasions through food, gifts, decorating and entertaining ideas

      -- Keeping--household maintenance, organization and planning, such as homekeeping, petkeeping, recordkeeping and clotheskeeping

      --   Weddings--all aspects of planning and celebrating a wedding

We believe that our depth of knowledge and strong brand identity across these core content areas provide us with important advantages over many of our competitors that produce content in only one or two of these categories. We are able to reach a broad audience of consumers, ranging from brides to gardeners to cooks. In addition, satisfied consumers who are initially only interested in one of our core content areas, whether it be cooking and entertaining, gardening, crafts or weddings, may be drawn to explore content and products from other core categories as part of our overall concept of living. By stimulating consumer interest in other content areas, we believe we are able to expand the size of our markets.

  EXTENSIVE LIBRARY OF HIGH-QUALITY CONTENT, PRODUCTS AND DESIGNS


     We have amassed an extensive library of proprietary content, which consists of our presentations of "how to" ideas and information used by homemakers and other consumers to raise the quality of living in and around their homes. As of December 31, 1998, this library included over 10,000 editorial pages, 2,100 television and radio segments, as well as the designs for more than 2,000 SKUs of original products. We also have the right to use over 160,000 photographs that have appeared in, or been taken for, one of our magazines or books. Additionally, the evergreen nature of our content allows us to repurpose it for later use at a low incremental cost. The following chart indicates the approximate mix of our content library, excluding merchandise, as of December 31, 1998:


                                                      MARTHA STEWART
                                                          LIVING
                           MARTHA         Martha        Television,
                          STEWART        Stewart         INCLUDING                   ASKMARTHA    ASKMARTHA
                           LIVING        Weddings       Prime Time                   Newspaper      Radio
                          Magazine       Magazine        Specials         Books       Column       Program
                         ----------   --------------  ---------------   ----------   ---------   -----------
HOME...................    24.8%            --              8.4%          11.0%        20.5%        21.6%
COOKING AND
  ENTERTAINING.........    36.6%          15.7%            51.2%          38.7%        23.5%        38.5%
GARDENING..............    13.7%            --             19.6%          13.6%        15.2%        16.1%
CRAFTS.................     2.9%            --              8.9%           4.8%        11.7%         4.1%
HOLIDAYS...............     6.7%            --              3.4%          14.8%         5.3%         3.6%
KEEPING................    15.1%            --              6.9%             --        19.3%        15.8%
WEDDINGS...............      .2%          84.3%             1.6%          17.1%         4.5%          .3%
    TOTALS.............    5,908          1,329            1,786          2,814         264          366
                          (pages)        (pages)        (segments)       (pages)     (columns)   (segments)

  EXTENSIVE RESEARCH AND DEVELOPMENT PROCESS

     Our creative staff thoroughly researches, develops and tests each "how to" idea or product in our test kitchens, design studios or manufacturers' laboratories before we release any content or merchandise into the market. We believe this research and development process ensures that we are regarded as the "source for the source," and that our content and merchandise continue to consist of innovative and appealing designs, projects, information and recipes. In 1998, we created over 1,000 original recipes in our own research facilities, and we published over 275 pages of, and broadcast over 50 television and 25 radio segments devoted to, original craft projects.

  HIGHLY EXPERIENCED TEAM OF CREATIVE AND BUSINESS PERSONNEL

     We have carefully assembled an experienced team of creative and business professionals. Our creative staff consists of more than 160 in-house editors, gardeners, craftspeople, cooks, designers and art, style and editorial directors, while our experienced business and administrative staff consists of over 190 individuals. Our creative staff focuses on developing new content and merchandise to be distributed across our omnimedia and omnimerchandising platforms and presenting our new and existing content and merchandise to our customers. Our business staff focuses on bringing our content and merchandise profitably to market. Many of our creative and business executives have been with us since 1991, the year we launched the Martha Stewart Living magazine.

  ORGANIZATIONAL STRUCTURE THAT PROMOTES CREATIVITY AND EFFICIENCY

     We have no stand-alone business groups in our company. We are organized by creative and business skills in a structure through which our business and creative experts render services across our omnimedia and omnimerchandising platforms. For example, our garden editor produces ideas that she and her creative team turn into long-form "how to" stories for the magazines, in-depth treatments for books, short-form questions and answers for the newspaper column, single idea "tips" for radio, video segments for television and product ideas for merchandising. Our business staff provides services, including advertising sales, print production and marketing, that are shared by all of our business segments. For example, the advertising sales group sells advertising for all of our media businesses, including the Internet. We believe this structure provides us with operating efficiencies and ensures brand quality and consistency.

  STRONG RELATIONSHIPS WITH KEY DISTRIBUTION, FULFILLMENT AND MARKETING VENDORS


     Our existing alliances with Kmart, Hudson's Bay Company, which operates Zellers, Eyemark Entertainment Inc., a unit of CBS Inc., The Sherwin-Williams Company, P/Kaufmann, Inc. and affiliates of Time Publishing Ventures, among others, enable us to widely distribute our content and products across the United States and Canada. These relationships permit us to focus on the design and creation of our content and merchandise rather than the logistics of distribution, fulfillment and manufacturing. These relationships also reduce our exposure to inventory risk. Virtually all aspects of the design, quality, advertising and promotion of our licensed merchandise are our direct responsibility or subject to our prior approval and ongoing direction. The result is a consistent identity for the Martha Stewart brand name across all of our categories.


STRATEGIES

     Our strategies focus on continuing to create new content and products and leveraging our brands across multiple media and merchandising outlets. The key elements of our strategy include:

  EXPAND OUR MERCHANDISING ALONG CORE CONTENT LINES

     We seek to create new branded merchandise throughout our seven core content areas. In the last two years, we have introduced numerous product lines, largely focusing on the home category, in multiple distribution channels. We intend to launch our Martha Stewart Everyday Baby baby(TM) collection and our Martha Stewart Home collection of decorative fabrics in fall 1999, and our Martha Stewart Everyday Housewares collection in 2000. Our other content areas provide significant merchandising opportunities, including gardening, in which our Martha Stewart Everyday Garden collection will be expanded in 2000 to include our live plants program.


  LEVERAGE THE COST OF DEVELOPING HIGH QUALITY CONTENT ACROSS MEDIA AND MERCHANDISING PLATFORMS


     We spread the costs of researching, investing in and producing high quality content across multiple media and merchandising platforms to achieve economies of scale and increased returns on invested capital. This cost-leveraging strategy also enables us to make substantial investments in producing higher quality content. By leveraging our content across multiple media platforms, we can in turn generate additional profit on this content as it is reused. For example, existing food-related segments which we have adapted from the Martha Stewart Living television series began airing in September 1999 as a twice-daily half-hour series, From Martha's Kitchen, on the Food Network.


  CAPITALIZE ON REVENUE OPPORTUNITIES CREATED BY THE INTERNET

     We believe that we can effectively participate in the growth of the Internet by creating a highly personalized user experience that integrates information, electronic commerce and community, all rooted in our library of proprietary content. Our website has already achieved significant consumer acceptance and brand awareness. As of August 1999, marthastewart.com had over 925,000 registered members. We have recently established seven linked channels, or subsites, on our website, each dedicated to one of our core content areas, which we intend to use to drive revenues. We also intend to use the Internet's electronic commerce capabilities as a medium for expanding our online store business. We believe that by combining the convenience of the Internet with our vast library of content and merchandise and our authority in our core content areas, we will create new opportunities to generate revenue and expand our customer audience. An affiliate of Kleiner Perkins has recently made a strategic investment in our business. We believe Kleiner Perkins' experience in the Internet industry will be advantageous to us as we implement our growth strategies. See "Recent Developments -- Strategic Investment" for further information on Kleiner Perkins' investment.

  CROSS-SELL AND CROSS-PROMOTE OUR BRANDS

     We cross-sell products to our various customer lists and cross-package advertising among and across our network of media channels. In 1999, we anticipate that most of our top 50 advertisers will purchase advertising space in two or more elements of our omnimedia platform. We also use each media and merchandising platform to cross-promote one or more of our other businesses. For example,

      -- Martha Stewart Living includes a "Where to find Martha" section and an Omnimedia Guide that promotes upcoming Martha Stewart Living television programs, the askMartha radio program and the askMartha newspaper column, as well as a schedule of online question and answer forums


      -- the television program often uses our products during "how to" segments; indirectly promotes book launches through "theme weeks," e.g., Hors d'Oeuvres Week following the release of the book Hors d'Oeuvres; provides subscription "800 numbers" for the magazines; and provides daily tag lines for our website


      -- the newspaper column cross-promotes the television programs, the website, the radio program, Martha by Mail and new book releases


     We see significant growth opportunities for further cross-promotion of our businesses through our Internet/Direct Commerce business, which is an effective display medium for our content, an up-to-the-minute source of information on our activities, such as the television program schedule, and a promoter of our products, as well as a further outlet for advertisers seeking association with our brands.



 EVOLVE OUR BRANDS THROUGH TEAM-BASED CONTENT AND REDUCE DEPENDENCE ON OUR
 FOUNDER


     We are seeking to further extend the trust-based relationship consumers share with Martha Stewart, the personality, to our brands. We believe that a reduction in our dependence on Martha Stewart personally and a better balance of personality and brand will provide additional brand durability, increased growth opportunities and a broader recognition of a new generation of Martha Stewart Living experts. We are increasingly focused on team-based content development. Our accomplished team of creative personnel is gaining prominence as company-affiliated experts in their respective fields. Our creative professionals appear on segments of the television program with Martha Stewart, lecture around the country, co-author books with Martha Stewart and write regular columns in the magazines. We have also significantly reduced our reliance on personal images of Martha Stewart. For example, Martha Stewart's picture appeared on the cover of nine of the first ten issues of Martha Stewart Living, as compared to one out of ten covers published in 1998.

OMNIMEDIA AND OMNIMERCHANDISING PLATFORMS

     Our omnimedia and omnimerchandising platforms support four principal business segments:

      --   Publishing

      --   Television

      --   Merchandising

      --   Internet/Direct Commerce

     These business segments accounted for the following revenues and operating income for 1998, and the six-month period ended June 30, 1999:

                                                REVENUES                            OPERATING INCOME
                                  -------------------------------------   -------------------------------------
                                                     SIX MONTHS                              SIX MONTHS
                                                       ENDED                                   ENDED
                                             % OF     JUNE 30,    % OF               % OF     JUNE 30,    % OF
                                    1998     TOTAL      1999      TOTAL     1998     TOTAL      1999      TOTAL
                                  --------   -----   ----------   -----   --------   -----   ----------   -----
                                                                 (IN THOUSANDS)
Publishing......................  $127,020    70.5%   $ 73,314     65.7%  $ 42,669    75.0%   $ 24,090     72.4%
Television......................    23,351    13.0      12,787     11.5      3,924     6.9       1,758      5.3
Merchandising...................    15,004     8.3      11,509     10.3     15,305    26.9      11,430     34.4
Internet/Direct Commerce........  $ 14,673     8.2    $ 13,892     12.5   $ (4,998)   (8.8)   $ (4,011)   (12.1)
                                  --------   -----    --------    -----   --------   -----    --------    -----
         Total..................  $180,048   100.0%   $111,502    100.0%  $ 56,900   100.0%   $ 33,267    100.0%
                                  ========   =====    ========    =====              =====                =====
Corporate Charges...............                                           (29,515)            (17,802)
                                                                          --------            --------
Operating Income................                                          $ 27,385            $ 15,465
                                                                          ========            ========


     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and notes 1 and 12 to the Consolidated Financial Statements of Martha Stewart Living Omnimedia LLC included elsewhere in this prospectus for further information on our business segments.


  PUBLISHING

     Our publishing activities currently form the principal component of our omnimedia platform and consist of:

      -- two magazines, Martha Stewart Living and Martha Stewart Weddings, as well as special interest publications

      --   books

      --   the askMartha radio program and newspaper column

  Magazines

     We regularly publish two magazines, Martha Stewart Living and Martha Stewart Weddings. Martha Stewart Living appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence, and Martha Stewart Weddings appeals to a younger but similarly well-educated demographic. Key advertising and circulation data for Martha Stewart Living, Martha Stewart Weddings and special interest publications are as follows, with the ad pages column reflecting data reported to Publisher's Information Bureau, or, if unreported, as calculated by the publisher using a similar methodology:

                                                                                                SPECIAL INTEREST
                            MARTHA STEWART LIVING            MARTHA STEWART WEDDINGS              PUBLICATIONS
                       -------------------------------   --------------------------------   ------------------------
                       FREQUENCY                  AD     FREQUENCY                   AD     FREQUENCY
                       PER YEAR     RATE BASE    PAGES   PER YEAR    DISTRIBUTION   PAGES   PER YEAR    DISTRIBUTION
                       ---------   -----------   -----   ---------   ------------   -----   ---------   ------------
1997.................     10       1.9 million   1,069       2         650,000       417       --              --
1998.................     10       2.1 million   1,253       2         650,000       513        1         750,000

     Martha Stewart Living. Martha Stewart Living, our flagship magazine, is the foundation of our publishing business. Launched in 1991 as a quarterly publication with a circulation of 250,000, we now publish the magazine ten times per year and, since the February 1998 issue, guarantee to advertisers a minimum circulation of 2.1 million. In the event actual circulation for an issue were to fall below the guaranteed circulation, advertisers in that issue would be entitled to a credit for the proportionate share of the circulation shortfall. However, since the launch of the magazine, no shortfall in guaranteed circulation has occurred. Martha Stewart Living seeks to offer its readers reference-quality and original "how to" information for the homemaker and other consumers in a unique upscale editorial and aesthetic environment. The independently recognized quality of the content in Martha Stewart Living establishes the tone for all of our brands. The magazine has won numerous awards, including:

      --   Ad Week's annual "Top Ten List" of magazines in 1995, 1996, 1997 and
           1998

      --   Advertising Age's "Magazine of the Year" for 1995

      --   three National Magazine Awards from the American Society of Magazine
           Editors: for photography, in 1994 and 1999; and for design, in 1995

      -- numerous honors from the Society of Publication Designers every year since 1991, including three Gold Awards, 11 Silver Awards and 87 Merit Awards

     While providing quality editorial content requires significant investment, these costs are supported by premium subscription rates and cover prices for the magazine and premium advertising rates from advertisers that seek association with our brands and the ability to target our audience. The Martha Stewart Living subscriber lists, as well as our catalog and other mailing lists, are important Martha Stewart Living Omnimedia assets, permitting us to target our desired audience with various cross-selling and promotional activities, such as upcoming book releases, new product announcements and promotional appearances by Martha Stewart and our other creative and editorial professionals. The editorial content and appearance are enhanced by high-quality printing, paper and graphics. Many readers save and collect the magazine for use as a future reference tool.

     Martha Stewart Weddings. We launched Martha Stewart Weddings in 1994 as an annual publication and extended it to a semi-annual publication in 1997. In 1999, Martha Stewart Weddings became a quarterly publication, and as of the June 1999 issue had a newsstand distribution of approximately 650,000. Martha Stewart Weddings targets the upscale bride. Martha Stewart Weddings has the same fundamental goal as Martha Stewart Living--to provide its readers with editorial content of the greatest informational and aesthetic quality. Additionally, Martha Stewart Weddings serves as an important vehicle for introducing young women to our brands.


     As with Martha Stewart Living, the editorial and artistic content developed for Martha Stewart Weddings is used by our other business groups. We believe that the Martha Stewart Weddings component will become an increasingly important element of our content library.


     Special Interest Publications. We published our first special interest publication, Clotheskeeping, in 1998, which had a distribution of approximately 750,000. We generally expect to publish one special interest publication per year. The purpose of these issues is to provide in-depth advice and ideas around a particular topic contained in our core content areas, allowing us to draw upon our brand name to further promote our expertise in our core content areas. Additionally, in the future we intend to use this format to explore additional content areas. Clotheskeeping had a single advertising sponsor, The Gap, which provided a guaranteed minimum level of revenue regardless of circulation. We expect to have both single and multiple sponsors for our future special interest publications.

     Production. Our current magazine printing contract expires with the December 1999 issue of Martha Stewart Living. This contract will be replaced with a new contract that we expect to result in lower per-unit printing costs in fiscal 2000 and beyond. Our books and magazines are manufactured by outside printers.


     Magazine Distribution and Fulfillment. Newsstand distribution of the magazines is conducted by an affiliate of Time Publishing Ventures under a long-term agreement that expires with the December 2004 issue, but which we have the right to cancel effective after the December 2001 issue. Our subscription fulfillment services are provided by another affiliate of Time Publishing Ventures under a long-term agreement that expires in 2002, and is renewable for an additional three-year period at our option. Total expenses incurred for these services in 1998 were $9.2 million.


  Books


     In 1982, Clarkson N. Potter, Inc., a division of Random House, a subsidiary of Bertelsmann AG, published Entertaining, Martha Stewart's first book. Entertaining is currently in its 30th printing. Since 1982, Martha Stewart and Martha Stewart Living Omnimedia have released a total of 26 additional titles and have sold in the aggregate more than 8.5 million books as of December 1998. Over one million of these were sold in 1998. We own all copyrights with respect to these books.



     We create two different types of books: Best of Martha Stewart Living(R) books and Martha Stewart-authored books. We create two Best of Martha Stewart Living books and one Christmas with Martha Stewart Living book each year. These books rely both on our extensive library in the seven core content areas and on original material. To the extent we rely on our content library, development costs are materially reduced. We sell the hardcover form of each of these titles through direct marketing methods to consumers, including Martha Stewart Living readers and regular craft and cookbook buyers, and we sell paperback editions at retail book stores. We also have a continuity card program, Good Things, which is a continuity program of periodic card mailings of individual crafts and homekeeping ideas that our subscribers compile in loose-leaf binders. The publication of these books and the continuity cards is done by Oxmoor House, Inc., an affiliate of Time Publishing Ventures, which also handles their distribution through direct marketing and some retail channels. The Best of Martha Stewart Living books also are distributed through other retail channels by Clarkson N. Potter under various agreements.



     Under two overlapping long-term agreements with Clarkson N. Potter, we have created one completely original book approximately every other year and are obligated to write one more such book. We released Martha Stewart's Healthy Quick Cook in 1997 and Martha Stewart's Hors d'Oeuvres Handbook in 1999. The original content also can serve as a foundation for material in the magazines, the television programs and the various other media, enabling us to spread the cost of the editorial content across these various media. These books are generally sold through retail distribution channels.

     The following is a list of all of our books by core content area:

                                                      FIRST PUBLISHED
                                                      ---------------
COOKING AND ENTERTAINING
Entertaining......................................         1982
Martha Stewart's Quick Cook.......................         1983
Martha Stewart's Hors d'Oeuvres...................         1984
Martha Stewart's Pies and Tarts...................         1985
Martha Stewart's Quick Cook Menus.................         1988
Martha Stewart's Menus for Entertaining...........         1994
Special Occasions*................................         1995
The Martha Stewart Cookbook.......................         1995
What To Have For Dinner*..........................         1996
Martha Stewart's Healthy Quick Cook...............         1997
Great Parties*....................................         1997
Desserts*.........................................         1998
Martha Stewart's Hors d'Oeuvres Handbook..........         1999

HOME
Martha Stewart's New Old House....................         1992
How To Decorate*..................................         1996
Decorating Details*...............................         1998

GARDENING
Martha Stewart's Gardening........................         1991
Arranging Flowers*................................         1999

CRAFTS
Great American Wreaths*...........................         1996
Good Things*......................................         1997

HOLIDAYS
Martha Stewart's Christmas........................         1989
Holidays*.........................................         1994
Handmade Christmas*...............................         1995
Christmas With Martha Stewart Living Vol. 1*......         1997
Christmas With Martha Stewart Living Vol. 2*......         1998

WEDDINGS
Weddings..........................................         1987
The Wedding Planner...............................         1988

------------
* Martha Stewart Living book

  The askMartha Newspaper Column and Radio Program

     Newspaper Column. Our newspaper presence began in 1995 with askMartha, a weekly syndicated newspaper column that answers specific questions relating to our core content areas. The askMartha column is syndicated through The New York Times Syndication Sales Corporation. Originally appearing in 57 U.S. newspapers, the column now appears weekly in 233 U.S. and Canadian newspapers. The column generally appears as a one-quarter to one-half page layout that includes at least one high-quality photograph and provides a complementary forum to the longer magazine pieces and television segments.

     While the revenues generated by the askMartha column are small, it is an important part of our omnimedia platform. The newspapers carrying the askMartha column reach 43 million readers each week, and the column generally includes a reference to marthastewart.com or to our products or other publications.

     We launched a companion column, askMartha Weddings, in the summer of 1999, which appears in the wedding announcement section of newspapers. In the future, we may introduce similar columns relating to some or all of our other core content areas.

     Radio Program. In partnership with Westwood One Radio, Inc., we launched the askMartha program of radio vignettes in September 1997. Each 90-second-long vignette, which is currently narrated by Martha Stewart, is accompanied by a 60-second commercial or two 30-second commercials that are jointly sold by Westwood One and us. These vignettes air five days a week, primarily between the hours of 6 a.m. and 12 p.m., and follow a format similar to the newspaper column, providing an answer to a specific question. Currently, the askMartha program airs on 270 radio stations across the United States. These stations cover approximately 93% of the total U.S. market, including 29 of the top 30, and 93 out of the top 100 U.S. markets.


     The mix of stations on which the askMartha program appears generally is intended to reach as many consumers in our target demographic as possible. In view of the variety of radio stations airing these vignettes, however, we believe we reach a much broader demographic with the askMartha program than with many of our other omnimedia outlets. Our radio distribution agreement also provides for focused two-hour "call-in" programs relating to selected holidays, through which we intend to introduce other creative experts.


  Future Growth


     Our plans for the Publishing segment include growing our magazine business by producing additional special interest publications. We are also beginning to produce small-size "how to" companion books for sale alongside our merchandising products. Other opportunities include askMartha newspaper columns devoted to a particular core content area, starting with askMartha Weddings in the summer of 1999. In addition, we are exploring possible international editions of our magazines, foreign editions of our books and expanding radio coverage to include the Canadian market.


  TELEVISION

     Our television business segment seeks to reach the widest possible audience by covering a variety of time slots and formats as follows:

      --   early morning -- a weekly segment on CBS This Morning

      -- daytime prime -- Martha Stewart Living weekday, a one-hour syndicated program airing Monday through Friday


      -- evening prime -- From Martha's Kitchen, a daily program on the Food Network that began in September 1999 and periodic prime-time network specials



      --   late night -- From Martha's Kitchen, on the Food Network



      -- weekend -- Martha Stewart Living weekend, a half-hour syndicated program airing on Saturday or Sunday and the daily program on the Food Network



  Martha Stewart Living Weekdays and Weekend


     The Martha Stewart Living program is the cornerstone of our television business segment and generally seeks to demonstrate our "how to" ideas and to motivate viewers to pursue those ideas in their own lives. The program is a syndicated daytime program hosted by Martha Stewart consisting of several segments, each of which ties into one of our seven core content areas. Originally launched as a half-hour weekend program in 1993, the program was expanded to also include a daily half-hour program in 1997 and, in a majority of markets, a one-hour weekday program in 1999. Eyemark syndicates the program domestically under a distribution agreement that expires after the 2002-03 broadcast season. Your Channel Television, Inc. distributes the program in Canada over its Life Network cable network.


     During the 1998-99 broadcast season, the program could be seen by 91% of all U.S. television households. As of August 1999, the weekday program was viewed by an average of approximately 1.9 million U.S. households every weekday. The weekend program generally consists of excerpts from the weekday program, and, as of August 1999, was viewed by an average of approximately 1.6 million U.S. households per week. The combination of the weekday and weekend programs allows us to reach a broad audience that we believe is particularly suited to our "how to" programming.

     Under the terms of our agreement with Eyemark, we develop, produce and retain all copyrights in the programs. We produce Martha Stewart Living largely at our state-of-the-art studio facility in Westport, Connecticut, and segments are filmed both in the studio and at various other locations. We staff our studio facility with approximately 70 full-time dedicated television personnel, as well as with freelance production staff and personnel from our core content areas who rotate from our New York headquarters.


     Our television programs act as both a source from which other business units may draw content and an outlet for content developed in other business units. Additionally, the segmented nature of the programs allows us to repackage segments around a particular core content area and use that repackaged material in our secondary distribution channels such as cable and international. The first of these repackaged programs, a food-focused show, was launched on the Food Network in September 1999.


     Under our distribution agreement with Eyemark, we are compensated partially in cash and partially in airtime. We then sell that airtime to advertisers, subject to a distribution fee payable to Eyemark. In 1998, we incurred distribution fees of $4.3 million, and we earned $1.9 million in licensing fees under this agreement. The airtime we receive from the Eyemark agreement provides us with a substantial degree of control over our advertising base and allows us to include television advertising in multimedia sales packages offered to advertisers. As of June 1999, we sold our television airtime to approximately 60 advertisers, with no one industry accounting for more than 20% of our television advertising revenue. Our Life Network agreement in Canada compensates us with a straight license fee.

  CBS This Morning

     Martha Stewart is a regular lifestyle correspondent for, and generally appears each Tuesday at 8:30 a.m. on, CBS This Morning. This appearance is seen by approximately 2.4 million viewers each week. In exchange for this appearance, we receive airtime in the form of one 30-second spot adjacent to the segment. Our advertising sales team sells this advertising time using the same methods we employ with respect to our other programming.

  Food Network Cable Channel


     In September 1999, the Food Network cable channel began airing a half-hour Martha Stewart branded program twice a day, seven days a week, entitled From Martha's Kitchen. This program consists primarily of food-related segments repackaged from previous Martha Stewart Living programs. In exchange for the programming, we receive airtime during the early showing and late night showing, as well as royalty revenue from advertising aired during the late night showing. In addition, we have an agreement with the Food Network to develop a series of original programming, primarily featuring experts other than Martha Stewart, which is intended to begin airing in early 2000.


  Prime Time Specials

     Periodically, we produce prime time specials that focus on a particular holiday. Prior episodes of Martha Stewart Christmas were watched by over 8.5 million U.S. households in each of 1995 and 1996. We are currently working on a Christmas special that we intend to air in December 1999.

  Future Growth

     We intend to grow our Television segment by developing new programming relating to our core content areas that feature experts other than Martha Stewart. Additionally, we will continue to repackage our existing
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

library to create new programming primarily relating to individual core content areas. Finally, we are exploring on a preliminary basis the licensing of our programs in new international markets, including Japan and several European countries.

  MERCHANDISING

     Our merchandising group translates our core content expertise into branded products that are distributed to a wide audience through a broad range of retail channels, from mass market discount to specialty stores. Our retailing strategy is to provide a high-value product relative to its price through the full range of retail distribution channels. We seek to provide a broad product assortment, designed from a single viewpoint, which offers consumers a comprehensive and coordinated system for decorating, gardening, cooking and other activities related to our core content areas. Our retail merchandising business began to grow substantially following the February 1997 acquisition of Martha Stewart Living from Time Publishing Ventures, and we believe expansion of our current product lines, as well as development of products relating to other aspects of our seven core content areas, will provide us with significant growth potential.


     Our retail product distribution strategy initially targeted the mass market discount channel. Through Kmart, we have achieved substantial sales volume and demonstrated that our products have wide appeal. In 1998, retail sales of Martha Stewart branded merchandise by Kmart and our other merchandising partners were $763 million, providing substantial royalty revenues for Martha Stewart Living Omnimedia. In 1998, our operating income from our merchandising segment was approximately $15.3 million, or 26.9% of our total operating income before corporate charges, of which our agreements with Kmart represented approximately 68.0%, or 18.4% of our total operating income before corporate charges. From this base, we have expanded distribution channels above the mass market discount channel, including national department stores, such as Sears, and specialty stores, such as Janovic Plaza and, with the September 1999 launch of our Martha Stewart Home collection, Calico Corners and Jo-Ann Fabrics and Crafts. The following summarizes our merchandising relationships as of May 1999:



DISTRIBUTION CHANNEL       PRODUCT LINE(S)       LAUNCH DATE   STRATEGIC PARTNER        RETAILER
--------------------       ---------------       -----------   -----------------        --------
Mass Market            Martha Stewart Everyday   March 1997/     Kmart/Zellers        Kmart/Zellers
  Discount...........    Home                     June 1998
                       Martha Stewart Everyday     May 1997     Sherwin-Williams          Kmart
                         Colors
                       Martha Stewart Everyday   January 1999    Kmart/Zellers        Kmart/Zellers
                         Garden
                       Martha Stewart Everyday    Fall 1999          Kmart                Kmart
                         Baby baby               (anticipated)
                       Martha Stewart Everyday    Fall 2000          Kmart                Kmart
                         Housewares              (anticipated)
National Department    Martha Stewart Everyday   March 1998/    Sherwin-Williams   Sears/Canadian Tire
  Stores.............  Colors                      May 1999
Specialty Stores.....  Martha Stewart Home        Fall 1999        P/Kaufmann       Specialty fabric
                         Collection                                                      stores
                       Araucana Colors()(R) and   March 1995     Fine Paints of      Specialty paint
                         Colors of the                            Europe, Inc.           dealers
                         Garden()(R) fine paint
                         collection



     A key component of our retail merchandising strategy is to closely control all aesthetic aspects of a product and its sale, by designing the products and being actively involved in the development of packaging, in-store display and print and television advertisements, all of which are subject to our approval. We license the right to use our trademarks only in connection with the sale of merchandise designed or selected by our team of creative professionals. To preserve a consistent brand image that resonates with the materials displayed across our omnimedia platform, the same editorial professionals who develop our "how to" stories write or review all text associated with the sale of a product, including label descriptions, text on packaging, store displays and advertising text. Our artistic professionals similarly participate in all visual aspects of the customer's experience with the product, including product design, advertising and point-of-sale displays.

     We rely on our merchandising partners for manufacturing and distribution. Our agreements with our merchandising partners generally allow us to retain rights to the product design in other distribution channels. In addition to royalty payments, these agreements generally require our partners to fund our product development, design and advertising.

  Mass Market Discount and National Department Store Channels

     Mass market discount and national department stores offer us access to the widest possible audience, permitting us to offer the basic products and tools that consumers need to implement our ideas in their own homes. Products offered in these channels--currently in the Martha Stewart Everyday collections--provide coordinated essentials that offer easy and affordable results.

     Martha Stewart Everyday Collections. The Martha Stewart Everyday collections currently include Martha Stewart Everyday Home, Martha Stewart Everyday Garden and Martha Stewart Everyday Colors. These products are sold at over 2,100 Kmart stores and 800 Sears stores in the United States and over 300 Zellers stores, 100 Sears stores and 300 Canadian Tire Stores in Canada. In 1998, sales of the Martha Stewart Everyday collections comprised the substantial majority of our product-related royalties.


     Each Martha Stewart Everyday collection, other than the Martha Stewart Everyday Colors collection that is under contract with Sherwin-Williams, is governed by agreements with Kmart and Zellers. Each of these agreements provides that we have direct responsibility for all aspects of design, or, for seeds and live plants, selection, packaging, signage and associated collateral materials. We retain all rights in the products other than the distribution rights licensed to Kmart and Zellers, which are exclusive in the United States and Canada at the mass market discount channel of retail distribution. We are assured sufficient in-store presence and volume to establish and protect our brands through guaranteed minimum royalties and through dedicated "store-within-a-store" selling formats. Martha Stewart Everyday Home products occupy approximately 61% of the merchandise display space in a typical Kmart home fashion department. Additionally, Kmart funds a majority of the design and development costs for the relevant products. These agreements have varying expiration dates ranging from February 2000 to October 2004, with three-year renewals at Kmart's, and, provided Kmart renews the bed and bath agreement, Zellers' option.


     Martha Stewart Everyday Home. The Martha Stewart Everyday Home collection is a line of sheets, towels, bath accessories, window treatments and kitchen textiles designed by us and manufactured by a variety of vendors, including Springs Industries, Inc., Westpoint Stevens Inc., and Pillowtex Corporation. The collection currently consists of approximately 1,900 SKUs and 27 product lines.

     Martha Stewart Everyday Garden, Martha Stewart Everyday Housewares and Other New Products. Earlier this year, we introduced our Martha Stewart Everyday Garden program with a line of outdoor furniture and preview assortment of gardening tools. In 2000, we are scheduled to launch the full gardening product line, which will include a wide variety of garden tools, fertilizers, planting pots, bulbs, seeds and live plants. Through the live plants program, we will bring to the mass market discount channel plants that have previously only been available in limited quantities and at higher prices at specialty garden centers.


     Commencing in fall 1999, we are scheduled to launch the Martha Stewart Everyday Baby baby collection of infant bedding products at Kmart. In September 2000, we are scheduled to launch the Martha Stewart Everyday Housewares collection at Kmart, which will consist of dinnerware, flatware, beverage ware, cookware, bakeware, mirrors, picture frames, lamps and organizational products relating to our core content area of keeping, all designed to reflect the Martha Stewart aesthetic.


     Martha Stewart Everyday Colors. Martha Stewart Everyday Colors is a line of interior latex paints introduced in 1997. The colors are developed by Martha Stewart Living Omnimedia and the paints are manufactured and distributed by Sherwin-Williams. As of August 1999, the Martha Stewart Everyday Colors line, consisting of 256 colors and 69 SKUs, was sold in the United States through Kmart at mass market

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

discount and, in the national department store channel, Sears, and in Canada through Sears and Canadian Tire. Our agreement with Sherwin-Williams expires in December 2000.

  Specialty Store Channel

     The higher priced products in the Martha Stewart Home collection and our fine paints collection, offered through the specialty store channel, are generally aimed at "do-it-yourself" customers who want to apply our ideas and suggestions in more individualized ways.


     Martha Stewart Home Collection. The Martha Stewart Home collection consists of decorative fabrics that we design and license to P/Kaufmann for manufacture and distribution to retailers. Under our agreement with P/Kaufmann, which runs through December 2000, we receive guaranteed minimum royalties and reimbursement of a portion of our design costs. In September 1999, the Martha Stewart Home collection began selling in specialty stores, including in over 1,100 Calico Corners and Jo-Ann Fabrics and Crafts stores. As in our agreements with Kmart, we retain creative control over, and intellectual property rights in, the products included in the Martha Stewart Home collection.


     Fine Paints Collection. The Araucana Colors and Colors of the Garden fine paint collections are our oldest licensed merchandise lines, dating back to 1995. These collections include 51 colors of interior oil and acrylic paint sold through specialty paint dealers, such as Janovic Plaza. As of December 1998, these paint products were sold by 67 independent paint dealers. In fall 1999, we anticipate entering into a new agreement that will introduce a collection of 36 new colors. We expect this new agreement to provide for all three paint collections to be sold under the brand "Martha's Fine Paints."

  Future Growth


     We intend to grow our merchandising business by core content area and distribution channel. Accordingly, within each of our seven core content areas we intend to offer different products at different distribution channels. For example, we are exploring the development of a product line in our Cooking and Entertaining category to be offered in national supermarket chains, as well as food products that would be offered at higher-end gourmet specialty stores.


  INTERNET/DIRECT COMMERCE

     Our Internet/Direct Commerce business leverages our content and merchandising capabilities to create a one-stop, user-friendly experience for our consumers. Our Internet/Direct Commerce business is still in its introductory phase but has achieved significant online acceptance and viewership, with over 925,000 registered users as of August 1999. We plan to accelerate the expansion of our Internet/Direct Commerce business by expanding the seven linked channels, or subsites, that we recently introduced on our website, each of which is devoted to one of our core content areas. We believe this effort will transform marthastewart.com into a leading interactive destination by providing content, commerce and community for consumers interested in the domestic arts.

     We believe we bring several competitive advantages to the web, including:

      --  the strength and identity of our brand name

      --  our extensive library of proprietary content

      --  our diverse and growing assortment of branded products

      --  our core audience of active online members

      --  our omnimedia platform through which we promote marthastewart.com


     We launched marthastewart.com in September 1997 to complement our existing omnimedia and omnimerchandising platforms by providing an interactive content and commerce experience for our viewers, readers and consumers. As of June 1999, marthastewart.com had 627,000 different visitors per month, who on average viewed nine pages for 14 minutes, according to Media Metrix. As of June 1999, our website had more than ten million monthly page views, according to ABC Interactive. Our website currently includes:


      --  Martha Stewart Living television program guide and related content

      --  recent transcripts of the askMartha radio program

      -- a virtual kitchen tour of our state-of-the-art television studio facilities in Westport, Connecticut

      -- weekly moderated askMartha chat forums with Martha Stewart and/or our in-house and guest experts, which generated over 30,000 unique questions over approximately 35 sessions

      --  the online Martha by Mail store

     Martha by Mail products currently comprise the e-commerce portion of our website. The Martha by Mail catalog was originally created to provide our consumers the materials necessary to pursue the "how to" projects presented in our various media. From those beginnings, it has evolved into our upscale, direct-to-consumer merchandising business that also includes finished products such as patio furniture, laundry appliances, bedding and other home furnishings. Unlike our merchandising business, which exclusively consists of products we design, we include in Martha by Mail selected products consistent with our brand image and "how to" philosophy that typically are not offered through any national retail stores.

     Martha by Mail was first launched as a Martha Stewart Living magazine insert. When marthastewart.com debuted, we began selling our products over the website and subsequently began stand-alone mailings of our catalog. In 1999, we expect to distribute 11 editions and 15 million copies of our Martha by Mail catalogs. Our catalog mailing list includes customers identified through our omnimedia platform, such as current and past subscribers, gift subscription recipients, continuity card program subscribers and our website registrants, as well as third-party customer lists. While each catalog edition includes approximately 400 product offerings, our online Martha by Mail offerings comprise the entire collection of more than 750 products. In an effort to evolve Martha by Mail from offline direct commerce to e-commerce, we have recently begun providing discounts and incentives to our consumers who purchase products over the Internet. In recent periods we have experienced significant growth in our catalog business as well as more rapid growth in online Martha by Mail sales. As our website expands, we expect that online Martha by Mail revenues will exceed offline revenues, allowing us to reduce costs associated with printing and mailing the catalog.

  Future Growth

     We plan to further expand and upgrade marthastewart.com by focusing on the following key elements to provide a full-service and personalized domestic arts website:

      -- Content: in each of our content areas, we intend to include an "askMartha" service, an interactive "ask and answer" service that will respond to viewer inquiries with relevant audio, video or text and graphics from our content library


      -- Commerce: we intend to expand our online store, which currently features our Martha by Mail products, to include other "best of its kind" products, either developed or sourced by us, in all areas of domestic living. Additionally, in October 1999, we will introduce our Martha's Flowers(TM) program, through which consumers can purchase Christmas greens or growers bunches of selected flowers or subscribe to a flowers-of-the-month program. Martha's Flowers will be available exclusively through marthastewart.com and Martha by Mail catalogs.


      -- Community: we intend to expand each of our web channels to include fully moderated and integrated bulletin boards, chat rooms and live online discussions with our experts. We believe these community-related features will produce valuable data about our consumers' preferences, providing us with instant feedback about our content presented on the website and in our other omnimedia platforms.

     To help us accelerate the expansion of marthastewart.com, we recently sold an equity interest in Martha Stewart Living Ominimedia LLC to Kleiner Perkins. John Doerr, a general partner of Kleiner Perkins, has become a member of our Board of Directors. See "Recent Developments -- Strategic Investment" for more
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

information on this transaction. We believe that our established brand name, large content library, consumer loyalty and other competitive strengths combined with Kleiner Perkins' experience in the development of Internet-related companies provide us with a distinct advantage in growing our Internet/Direct Commerce business.

BUSINESS SERVICE GROUPS

     We are organized so that the services essential to our business segments can be rendered by the same individuals and leveraged across our omnimedia and omnimerchandising platforms. Advertising sales, consumer marketing and research, and print production services act as internal agencies, providing services on a project by project basis for all of our business endeavors.

  ADVERTISING SALES

     Advertising sales and advertising marketing services for all of our media platforms and business segments are controlled by one central advertising sales and advertising sales marketing services staff. As of August 1999, the advertising sales and marketing group consisted of 33 staff employees and two outside advertising sales representative firms, all of whom sell across all our media platforms. The goal of the advertising sales group is to create an omnimedia advertising platform that:

           -- develops advertising packages integrating one or more of our media outlets, including our website

           -- provides a diversified advertising base so that we are not dependent on any one advertising category of business

           -- delivers quality service to all our core content areas and business segments

     Our advertisers represent a wide range of industries. Therefore, our advertising revenue base is not dependent upon specific industries and/or specific advertisers, providing maximum flexibility in achieving revenue goals and minimizing risk. Our top advertising industries include retail, consumer goods, toiletries and cosmetics, food, automotive and apparel. Our major advertisers include Ace Hardware Corporation, Cosmair, Inc., Daimler-Chrysler, The Estee Lauder Companies, Inc., Hewlett-Packard Co., Kraft Foods, Inc., Polo Ralph Lauren Corporation, Revlon Consumer Products Corporation and S.C. Johnson & Son, Inc.

     Historically, print-based advertising sales revenues have accounted for the majority of our advertising sales revenues. In 1998, our net advertising revenues were $91.7 million, of which 77% was from magazine advertisers, 21% was from television advertisers and 2% was from other advertisers. In 1999, we expect approximately 20% of our total advertisers and most of our top 50 advertisers to purchase advertising through two or more components of our omnimedia platform. For example, we created advertising programs for:


           -- Ford Motor Company, which generates revenues for three Martha Stewart Living Omnimedia business segments: the program consists of advertising pages in Martha Stewart Living, commercials during our Martha Stewart Living television weekday program, including "Good Things" and "Cookie of the Week" television segment sponsorships, and sponsorship segments on the askMartha radio program


           -- The Gap, which also includes various media: exclusive sponsorship of a special interest publication, special event marketing that ties to the special interest publication, and magazine, Internet and television advertising

  PRINT PRODUCTION SERVICES

     Our print production services team is responsible for the manufacturing, distribution and quality control of all our printed material, including Martha Stewart Living and Martha Stewart Weddings magazines, the Best of Martha Stewart Living books, and the Martha by Mail catalogs and product inserts. For the Merchandising segment, our print production experts work closely with outside service providers, including strategic partners, to produce product packaging and in-store signage, billboards, kiosks and other related print advertising and materials. This team assures that the print reproduction quality of our content remains
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consistent across our omnimedia and omnimerchandising platforms and conforms to the overall quality that our consumers expect from our branded products.

     Our print production services team is also responsible for the purchasing of paper, our principal raw material, for our magazines and catalogs. We currently purchase paper through a transition services agreement with an affiliate of Time Publishing Ventures, the term of which we have agreed with Time to extend through the end of 2000 as it relates to paper. The type of paper we use is generally widely available. We use no other significant raw materials. As of August 1999, our print production group consisted of 12 employees.

  CONSUMER MARKETING AND RESEARCH


     Our consumer marketing group is responsible for magazine circulation, direct commerce, and direct marketing, research and customer service for all of our businesses. The group also manages fulfillment, inventory control and sourcing for our direct to consumer businesses. The primary function of the department is to execute marketing campaigns to promote Martha Stewart Living Omnimedia products to our customer base and outside lists. The group controls our customer database, uses various of our media platforms to cross promote products to our customers, and uses research and testing through direct marketing to help us develop new products and businesses. The group tracks our relationship with consumers to ensure that we are delivering the content, product and value our customers seek. These personnel also analyze industry research and employ third-party research companies to monitor customer reactions through surveys, focus groups and mall intercept testing. As of August 1999, our consumer marketing department consisted of 12 employees.


INTELLECTUAL PROPERTY

     The principal trademarks we use to distinguish our brands are Martha Stewart Living, Martha Stewart Everyday, Martha Stewart Home, Martha Stewart Weddings, askMartha and Martha by Mail. These trademarks are the subject of registrations and pending applications throughout the world filed by Martha Stewart Living Omnimedia for use with a variety of products and other content, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement or denigration by third parties.


     Upon completion of this offering, we will enter into an intellectual property license and preservation agreement with Martha Stewart that will replace an existing non-perpetual license agreement entered into in February 1997. Under the terms of this new license agreement, Martha Stewart grants us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the new license agreement, generally have the right to develop and register in our name trademarks that incorporate "Martha Stewart," such as Martha Stewart Living, and to use exclusively these marks in our business. If Martha Stewart were to cease being Chairman or Chief Executive Officer and no longer control our company, we will continue to have those rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Martha Stewart ceased to be such an officer or to control us.



     The term of the license is perpetual; however, Martha Stewart may terminate the license if we fail to make the royalty payments described below. In the event that we terminate Martha Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license will cease to be exclusive and we would be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Martha Stewart would receive the right to use her name in other businesses that could directly compete with us, including our magazine, television and merchandising businesses. In addition, if Martha Stewart's employment terminates under these circumstances, Martha Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks.


     The new intellectual property license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties.

COMPETITION

  PUBLISHING

     Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Overall competitive factors in this segment include price, editorial content and editorial and aesthetic quality. Competition for advertising dollars in magazine operations is primarily based on advertising rates, editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and effectiveness of the advertising sales team. Martha Stewart Living competes for advertising dollars in the women's service magazine category, including Ladies' Home Journal, McCall's and Redbook. Martha Stewart Living competes for readers and advertising with decorating, cooking and lifestyle magazines, such as Architectural Digest, Metropolitan Home, Bon Appetit, Food & Wine, Gourmet, Country Living, Better Homes & Gardens, Southern Living and others. Martha Stewart Weddings competes for readers and advertising dollars primarily in the wedding service magazine category, which includes Bride's Magazine, Modern Bride, Bridal Guide and Elegant Bride.

  TELEVISION

     Television production is also highly competitive. Our television programs compete directly for viewers and advertising dollars with other "how to" television programs, as well as with general daytime programming on other channels. Overall competitive factors in this segment include programming content, quality and distribution and demographics of the programming. Similar to publishing, competition for advertising dollars is primarily based on advertising rates, the demographics of the audience, viewer response to advertisers' products and services and effectiveness of the advertising sales team.

  MERCHANDISING AND INTERNET/DIRECT COMMERCE

     Our retail merchandising and Internet/Direct Commerce businesses compete in the consumer products and specialty retail businesses as well as the electronic commerce industry, all of which are highly competitive. The leading competitors of our merchandising business include Target stores, Wal-Mart Stores, Inc., The Home Depot, Inc. and other mass market discount stores. Competitors of our Internet and catalog businesses include Pottery Barn, and other catalogs owned by Williams Sonoma, Inc., Plow & Hearth, Chef's Catalog, Eddie Bauer Home, Garnet Hill Company, Crate and Barrel, garden.com, homearts.com, women.com, weddings.com and theknot.com. We compete on the basis of our content, the quality, uniqueness, price and assortment of our merchandise, brand name, service to customers and proprietary customer lists.

PROPERTIES


     Information concerning the location, use and approximate square footage of our principal facilities, all of which are leased, is set forth below:



                                                                          APPROXIMATE AREA
LOCATION                                           USE                     IN SQUARE FEET
--------                                           ---                    ----------------
11 West 42nd Street...............  Principal executive and
New York, New York                  administrative offices; design
                                    facilities; and sales offices              116,840
19 Newtown Turnpike...............  Executive and administrative
Westport, Connecticut               offices for television, including
                                    the television studio facilities;
                                    design facilities; and sales
                                    offices for television                      30,523
601 West 26th Street..............  Photography studio, test kitchens,
New York, New York                  prop storage and Internet
                                    development                                 75,000



     The leases for these offices and facilities expire between August 2000 and November 2010, and some of these leases are subject to our renewal. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms.

     We also lease the right to use various properties owned by Martha Stewart for our editorial, creative and product development processes. These "living laboratories" allow us to experiment with new designs and new products, such as garden layouts, and help generate ideas for new content available to all of our media outlets. For a description of the location rental agreement, we refer you to "Certain Relationships and Related Transactions--Agreements with Martha Stewart--Location Rental Agreement."


     We believe that our existing facilities are well maintained and in good operating condition.

EMPLOYEES

     As of August 1999, we had approximately 385 employees, all of whom are located in the United States. Most of our creative and business leaders have been with us since 1991, the year we launched the Martha Stewart Living magazine. None of our employees are represented by unions or guilds, other than Martha Stewart, who is a member of the American Federation of Television and Radio Artists and the Screen Actors Guild. We consider our relations with our employees to be satisfactory and have not experienced any job actions or labor shortages since our inception.

LEGAL PROCEEDINGS

     We are, from time to time, involved in various legal proceedings in the ordinary course of our business. We believe that the resolution of the currently pending legal proceedings, either individually or taken as a whole, will not have a material adverse effect on our business, financial condition or results of operations. In addition, Martha Stewart from time to time is the subject of legal actions relating to or that could otherwise affect our business, which actions we intend, when appropriate, to vigorously defend in cooperation with Martha Stewart.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The persons who will be our directors and executive officers immediately following this offering, as well as their ages and positions, are listed below:


NAME                        AGE                           POSITION(S)
----                        ---                           -----------
Martha Stewart............  58     Chairman of the Board of Directors and Chief Executive
                                     Officer
Sharon Patrick............  56     President and Chief Operating Officer and Director
Charlotte L. Beers........  64     Director
L. John Doerr.............  48     Director
Naomi O. Seligman.........  66     Director
Helen Murphy..............  36     Chief Financial and Administrative Officer
Gregory R. Blatt..........  31     Executive Vice President, General Counsel and Secretary
Dora Braschi Cardinale....  43     Executive Vice President, Print Production
Stephen Drucker...........  46     Executive Vice President, Editorial Core and Editor-in-
                                     Chief
Peter Mark................  33     Executive Vice President, Corporate Infrastructure
                                     Development and Television Operations
Suzanne Sobel.............  43     Executive Vice President, Advertising Sales and
                                     Marketing, Publisher
Lauren Stanich............  37     Executive Vice President, Consumer Marketing
Gael Towey................  47     Executive Vice President, Art and Style Creative Director
Shelley Lewis Waln........  46     Executive Vice President, Integrated Marketing
James Follo...............  40     Senior Vice President, Finance and Controller


     Martha Stewart is the founder of our company and the author of 14 books on the domestic arts, including Entertaining and Martha Stewart's Gardening. Ms. Stewart has served as Chairman of the Board of Directors and Chief Executive Officer of Martha Stewart Living Omnimedia LLC since its creation in 1996. Ms. Stewart is the creator and was Editor-in-Chief and Editorial Director of Martha Stewart Living from 1990 until 1997. Ms. Stewart is a member of the board of directors of Revlon, Inc., on the professional advisory board of drugstore.com, inc. and on the board of trustees of Norwalk Hospital, Norwalk, Connecticut.

     Sharon Patrick has served as President, Chief Operating Officer and a director of Martha Stewart Living Omnimedia LLC since 1997. Prior to that, Ms. Patrick served as a strategic consultant to Martha Stewart Living from 1994 until 1997. From 1993 until 1997, Ms. Patrick served as President of The Sharon Patrick Company, a strategic consulting company and Sharon Patrick and Associates, a new media venture firm. From 1990 until 1993, Ms. Patrick was President and Chief Operating Officer of Rainbow Programming Holdings, the programming company of Cablevision Systems Development. Prior to that, Ms. Patrick was a Principal and Partner in charge of Media and Entertainment at McKinsey and Company.

     Charlotte L. Beers has served as a director of Martha Stewart Living Omnimedia LLC since March 1998. Ms. Beers has served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, since March 1999. Prior to that, she was Chairman Emeritus of Ogilvy & Mather Worldwide, Inc. from April 1997 to March 1999. She was Chairman of Ogilvy & Mather from April 1992 to April 1997 and Chief Executive Officer from April 1992 to September 1996. She is also a director of Gulfstream Aerospace Corporation, J. Crew Group, Inc. and Women First Healthcare, Inc.


     L. John Doerr has served as a director of Martha Stewart Living Omnimedia LLC since July 1999. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a private venture capital firm, since September 1980. In 1974, he joined Intel Corporation and held various engineering, marketing and management assignments. Mr. Doerr is also a director of Amazon.com, At Home Corporation, drugstore.com, inc., Healtheon Corporation, Intuit, Inc., Platinum Software, Inc., and Sun Microsystems, Inc., as well as several private companies.

     Naomi O. Seligman has been a director of Martha Stewart Living Omnimedia since September 1999. Ms. Seligman is a co-founder and has served as a senior partner of the Research Board, Inc., an information technology research group, since 1975. Ms. Seligman currently serves as a director of The Dun & Bradstreet Corporation, Chemdex Corporation and Exodus Communications, Inc.



     Helen Murphy has served as Chief Financial and Administrative Officer of Martha Stewart Living Omnimedia since September 1999. Prior to that, Ms. Murphy was Senior Vice President and Chief Financial Officer of Westvaco Corporation from January 1999 to September 1999. From 1990 through 1998, Ms. Murphy held various positions with PolyGram N.V., including serving as Chief Financial Officer from 1997 to December 1998, Senior Vice President, Worldwide Investor Relations and United States Mergers and Acquisitions from 1995 to 1997 and Senior Vice President, Corporate Finance and Treasurer from 1992 to 1995. Ms. Murphy has an additional six years of experience in business and finance, including with Richardson Greenshields of Canada, Ltd. and Prudential-Bache Securities.



     Gregory R. Blatt has served as Executive Vice President, General Counsel and Secretary of Martha Stewart Living Omnimedia since September 1999, and as Senior Vice President, General Counsel of Martha Stewart Living Omnimedia since May 1999. Prior to that, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., the New York entertainment and media law firm, from 1997 to May 1999 and an associate at Wachtell, Lipton, Rosen & Katz, the New York law firm, from 1995 to 1997.


     Dora Braschi Cardinale has served as Executive Vice President, Print Production since May 1999 and prior to that as Senior Vice President, Print Production from 1997 until 1999. Prior to that, Ms. Cardinale served as Production Director of Martha Stewart Living from 1992 until 1997. Ms. Cardinale has an additional 15 years of experience in the publishing industry, including positions with Art & Antiques, Geo, Viva and Omni magazines.

     Stephen Drucker has served as Editor-in-Chief of Martha Stewart Living Omnimedia since 1997, as Executive Vice President, Editorial Core since January 1999 and prior to that, as Senior Vice President, Editorial from 1997 to 1999. Mr. Drucker served as the Editor of Martha Stewart Living from 1996 to 1997. Mr. Drucker served as a Contributing Editor from 1995 to 1996 to Travel & Leisure and Architectural Digest, and as the Executive Editor of Travel & Leisure from 1994 to 1995. Mr. Drucker has an additional 16 years of experience in the publishing industry with The New York Times and The Conde Nast Publications, Inc.

     Peter Mark has served as Executive Vice President, Corporate Infrastructure Development and Television Operations since April 1999 and prior to that as Senior Vice President, Television Operations from 1997 to 1999. Prior to that, Mr. Mark served as Television Development Director from 1994 to 1997, as Business Development Director from 1993 to 1994 and as Business Manager from 1991 to 1994, for Martha Stewart Living. Mr. Mark has an additional four years of experience in the publishing and entertainment industries, including with Time Warner.

     Suzanne Sobel has served as Executive Vice President, Advertising Sales and Publisher of Martha Stewart Living Omnimedia since January 1999. Prior to that, Ms. Sobel served as Senior Vice President, Advertising Sales & Marketing and Publisher during 1998 and as Publisher from 1997 until 1998. Ms. Sobel served as Associate Publisher of Martha Stewart Living from 1996 to 1997, as Advertising Director from 1995 to 1996, as New York Advertising Sales Manager from 1993 to 1995 and as Advertising Sales Manager from 1991 to 1993. Ms. Sobel has an additional 14 years of experience in advertising sales, including with Town & Country magazine, Bob Bernbach & Associates and Ogilvy & Mather.

     Lauren Stanich has served as Executive Vice President, Consumer Marketing of Martha Stewart Living Omnimedia since January 1999. Prior to that, Ms. Stanich was Senior Vice President, Consumer Marketing from 1997 until 1999. Ms. Stanich worked as Consumer Marketing Director and Book Publisher from 1995 to 1997, and as Consumer Marketing Director from 1991 to 1995, for Martha Stewart Living. Ms. Stanich has an additional seven years of experience in marketing and publishing with Time.

     Gael Towey has served as Executive Vice President, Art and Style Creative Director of Martha Stewart Living Omnimedia since February 1997. Prior to that, Ms. Towey worked for Martha Stewart Living as the Design Director from 1996 to 1997, and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with House & Garden magazine, Clarkson N. Potter and Viking Press, Inc.

     Shelley Lewis Waln has served as Executive Vice President, Integrated Marketing of Martha Stewart Living Omnimedia since April 1998. Prior to that, Ms. Waln was Executive Vice President, Advertising Sales & Marketing from 1997 until 1998. From 1995 to 1997, Ms. Waln was Publisher of Martha Stewart Living, and from 1994 to 1995 was its Director, Sales & Marketing. Ms. Waln has an additional 16 years of experience in marketing and publishing, including with Time Warner Entertainment Marketing, Life magazine, People magazine, Ziff-Davis Publishing, Inc. and Adweek magazine.


     James Follo has served as Senior Vice President, Finance and Controller of Martha Stewart Living Omnimedia since March 1999 and, prior to that, as Vice President, Finance and Controller from July 1998. Prior to that, Mr. Follo held various financial positions at General Media International, Inc., a magazine publisher, from 1994 to July 1998, most recently as Vice President, Chief Financial Officer and Treasurer.


KEY CREATIVE PERSONNEL

     In addition to Martha Stewart, Stephen Drucker and Gael Towey, our other key creative personnel include:


NAME                                       AGE                 POSITION(S)
----                                       ---                 -----------
Stephen A. Earle.........................  39     Senior Vice President, Style Director
Frederick Karch..........................  42     Senior Vice President, Style Director
Eric A. Pike.............................  37     Senior Vice President, Design Director
Margaret Roach...........................  45     Senior Vice President, Garden Editor
Susan J. Spungen.........................  39     Senior Vice President, Food Editor
Darcy S. Miller..........................  30     Vice President, Weddings Editor
Hannah Carpenter Milman..................  40     Vice President, Crafts Editor



     Stephen A. Earle has served as Senior Vice President, Style Director of Martha Stewart Living Omnimedia since September 1999, and as Vice President, Style Director since 1997. Prior to that, Mr. Earle was Style Director of Martha Stewart Living from 1995 until 1997. From 1992 to 1995, Mr. Earle was a freelance stylist and contributor to Martha Stewart Living. From 1989 to 1992, Mr. Earle was Creative Director for Polo Ralph Lauren. Mr. Earle has an additional ten years of experience in art and style direction, including positions with Polo Ralph Lauren.



     Frederick Karch has served as Senior Vice President, Style Director of Martha Stewart Living Omnimedia since September 1999, and as Vice President, Style Director since January 1999. Prior to that, Mr. Karch was Style Director from 1997 until 1999. From 1992 to 1997, Mr. Karch was a Stylist for Martha Stewart Living, and also worked during that time as an independent stylist for clients, such as the Pottery Barn Catalogs, Bergdorf Goodman, Macy's and Bloomingdale's. Mr. Karch has an additional ten years of experience in art and style direction.


     Eric A. Pike has served as Senior Vice President, Design Director of Martha Stewart Living Omnimedia since January 1999. Prior to that, Mr. Pike served as Vice President, Design Director from 1998 to 1999. Mr. Pike was Art Director from 1995 to 1998, Deputy Art Director from 1994 to 1995 and Associate Art Director from 1992 to 1994, of Martha Stewart Living. Mr. Pike has an additional ten years of experience in art direction and design.

     Margaret Roach has served as Senior Vice President, Garden Editor of Martha Stewart Living Omnimedia since January 1, 1999. Prior to that, Ms. Roach served as Vice President, Gardening from 1998 until 1999. From 1995 to 1998, Ms. Roach was Garden Editor of Martha Stewart Living, and a contributing editor for Martha Stewart Living from 1993 to 1994. Ms. Roach was Fashion and Garden Editor of New York Newsday from 1985 to 1995, and also has an additional 12 years of experience in the publishing business, including with The New York Times. Ms. Roach won the 1998 Best Written Book Of The Year award from the Garden Writers of America for A Way to Garden.

     Susan J. Spungen has served as Senior Vice President, Food Editor of Martha Stewart Living Omnimedia since March 1999. Prior to that, Ms. Spungen served as Vice President, Food Editor from 1997 until 1999. From 1991 to 1997, Ms. Spungen was Food Editor of Martha Stewart Living. Ms. Spungen has an additional 15 years of experience in the food and restaurant industries.


     Darcy S. Miller has served as Vice President, Weddings Editor of Martha Stewart Living Omnimedia since January 1, 1998. During 1997, Ms. Miller was Weddings Editor. Prior to that, Ms. Miller was Weddings Editor from July 1996 to 1997, Associate Editor, from 1994 to 1996, Assistant Editor in 1994 and an Editorial Assistant from 1992 to 1994, for Martha Stewart Living.


     Hannah Carpenter Milman has served as Vice President, Crafts Editor of Martha Stewart Living Omnimedia since February 1999. Prior to that, Ms. Milman was Style Editor from 1996 until 1997. Ms. Milman was also Senior Editor from 1992 to 1996 and a Contributing Editor from 1991 to 1992 for Martha Stewart Living. Ms. Milman has an additional ten years experience in style and product design, working for clients such as Garnet Hill, Barneys New York, Calvin Klein and Donna Karan.

BOARD OF DIRECTORS


     When this offering is completed, we will have a Board of Directors comprised of five individuals. Directors who are our employees will receive no compensation for their service as members of our Board of Directors or its committees. Directors who are not our employees will receive compensation and stock options under plans we describe below. We reimburse all directors for expenses incurred in connection with attendance at meetings. See "--Compensation of Outside Directors" and "--The Non-Employee Director Stock and Option Compensation Plan."


COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of this offering, our Board of Directors will establish an Audit Committee and a Compensation Committee. The functions of the Audit Committee will be to:

      -- recommend annually to our Board of Directors the appointment of our independent auditors

      -- discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors

      --   review and approve non-audit services of our independent auditors

      -- review compliance with our existing major accounting and financial reporting policies

      -- review the adequacy of major accounting and financial reporting policies

      -- review our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices

We anticipate the Audit Committee will consist solely of directors who are not otherwise our employees.

     The functions of the Compensation Committee will be to review and approve annual salaries, bonuses, and grants of stock options under our 1999 Stock Incentive Plan for all executive officers and key members of our creative teams and management staff, and to review and approve the terms and conditions of all employee benefit plans or changes to these plans. We anticipate the Compensation Committee will consist of directors who are not otherwise our employees.


     In addition, our Board of Directors will form an Executive Committee, which would have the authority to exercise the powers of our Board of Directors, other than those reserved to the Audit Committee, the Compensation Committee or to our full Board of Directors, between meetings of our full Board of Directors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As noted above, our Board of Directors does not currently have a Compensation Committee, but our Board of Directors anticipates establishing one as described above. Prior to this offering, our principals and senior management were directly involved in setting compensation for our executives.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid to our Chief Executive Officer and our other four most highly compensated executive officers for the fiscal year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                           -------------------------------------------
                                              1998          1998
                NAME AND                     SALARY        BONUS        OTHER ANNUAL        ALL OTHER
           PRINCIPAL POSITION                 ($)           ($)       COMPENSATION ($)   COMPENSATION ($)
-----------------------------------------  ----------    ----------   ----------------   ----------------
Martha Stewart...........................  $2,975,000    $1,695,717          --                     --
  Chairman and Chief Executive Officer
Sharon Patrick...........................     493,755       518,443          --                     --
  President and Chief Operating Officer
Gael Towey...............................     300,000       305,000          --                     --
  Executive Vice President--Art and Style
    Creative Director
Stephen Drucker..........................     265,000       198,750          --                     --
  Executive Vice President--Editorial
    Core and Editor-in-Chief
Suzanne Sobel............................     239,000       225,855          --                     --
  Executive Vice President--Advertising
    Sales and Marketing, Publisher


     We did not grant any long term compensation to any named executive officer in 1998. See also "Certain Relationships and Related Transactions -- Agreements with Martha Stewart -- Pre-Offering Agreements" for additional amounts paid by us to Martha Stewart in 1998.


OPTION EXERCISES AND HOLDINGS


     The following table provides information regarding exercises and holdings of stock options by our Chief Executive Officer and our other four most highly compensated executive officers for the fiscal year ended December 31, 1998, as if our reorganization into a corporation had occurred on that date.


              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                                                           SHARES OF CLASS A
                                                             COMMON STOCK
                         SHARES OF                      UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                          CLASS A                       OPTIONS AT FISCAL YEAR-        IN-THE-MONEY OPTIONS
                        COMMON STOCK                              END                 AT FISCAL YEAR-END ($)
                        ACQUIRED ON       VALUE       ---------------------------   ---------------------------
         NAME           EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------  ------------   ------------   -----------   -------------   -----------   -------------
Martha Stewart........      --             --             --                --          --                 --
Sharon Patrick........      --             --             --           135,404          --          1,814,414
Gael Towey............      --             --             --           382,782          --          5,129,279
Stephen Drucker.......      --             --             --            32,646          --            437,456
Suzanne Sobel.........      --             --             --            65,295          --            874,953



     We did not grant any options to, and no options were exercised by, any of the named executive officers in 1998. The value of unexercised options in the above table was calculated based on the mid-point of the offering range, $14.00 per share. Upon completion of this offering, 10% of the options listed in the above table as unexercisable at the end of our last fiscal year will become exercisable, except for Gael Towey's options, with respect to which 50% will become exercisable.

     The following summary descriptions of the material terms of our compensation plans are qualified in their entirety by reference to those plans, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part.


EXECUTIVE EMPLOYMENT ARRANGEMENTS


  EMPLOYMENT AGREEMENT WITH MARTHA STEWART

     Prior to completion of the offering, we will enter into an employment agreement with Martha Stewart. The employment agreement will replace Martha Stewart's existing employment agreement with Martha Stewart Living Omnimedia. The employment agreement provides for Martha Stewart's employment as our Chairman of the Board and Chief Executive Officer, and is for a term of five years, commencing upon completion of the offering. Under the employment agreement, Martha Stewart's annual base salary is $900,000, and she will receive annual bonus payments based upon our performance, with a minimum annual bonus of $300,000. Our Compensation Committee will determine the performance goals, which will include targets based on our operating income as well as other performance measures.


     During the employment period, Martha Stewart will receive employee benefits no less favorable than those provided to our other executive officers and will continue to receive perquisites and fringe benefits consistent with past practice.


     The employment agreement provides that if Martha Stewart resigns with "Good Reason" or if we terminate her employment other than for "Cause" or disability, then she will be entitled to receive an immediate lump sum cash payment equal to the sum of:

      -- accrued, but unpaid, base salary and vacation through the date of termination

      --  three times her annual base salary

      -- the higher of $5,000,000 or three times the highest annual bonus paid for any fiscal year during the employment period


She will also receive continued welfare benefits and perquisites for the longer of three years and the remainder of the employment period. If Martha Stewart's employment is terminated due to disability, or in the event of death, Martha Stewart or her estate will receive continued payments of the base salary for the remainder of the scheduled term of the employment agreement less any disability benefits. If Martha Stewart's employment is terminated for any other reason, she will be entitled to receive her accrued, but unpaid, base salary and vacation through the date of termination.


     Under the employment agreement, "Good Reason" generally means the occurrence of any of the following events without Martha Stewart's written consent:

      -- an assignment of duties or responsibilities, or a change in title or authority, inconsistent with her position as Chairman and Chief Executive Officer


      -- any failure by us to comply with the employment agreement's compensation provisions


      --  a requirement for Martha Stewart to relocate

      --  the failure of a successor entity to assume the employment agreement

      --  any other material breach of the employment agreement

"Cause," for purposes of the employment agreement, means


      -- Martha Stewart's willful and continued failure to perform her duties after written notice from the Board of Directors specifying the actions to be performed, unless such failure is due to her good faith belief that to take such action would be materially harmful to us, or

      -- Martha Stewart's conviction of a felony or willful gross misconduct, which in either case results in material and demonstrable damage to our business or reputation



     Under the employment agreement, Martha Stewart cannot compete with us, or solicit our employees, during her term of employment. In addition, if Martha Stewart terminates employment without Good Reason during the employment period or is terminated by us for Cause, the noncompetition and nonsolicitation restrictions continue for 12 months after the termination of employment.



  SEVERANCE AGREEMENT WITH SHARON PATRICK



     In September 1999, we entered into a severance agreement with Sharon Patrick that continues in effect until the fourth anniversary of the completion of the offering. If Sharon Patrick resigns within 30 days following a change in control, or if we terminate her employment without "Cause," as defined in the severance agreement, she will be entitled to receive a lump sum payment equal to the sum of:



      -- accrued but unpaid base salary, vacation and expense reimbursements and vested benefits under our benefit plans through the date of termination



      -- a pro rata bonus at a rate equal to her target bonus for the year of termination, and any declared but unpaid bonus for the previous year, and if not yet declared, a bonus equal to her target bonus



      --  an amount equal to her annual base salary and target bonus



     The agreement also provides that if Sharon Patrick terminates her employment for "Good Reason," she will receive the above lump sum payment. "Good Reason" generally occurs if Sharon Patrick terminates her employment with us shortly after we diminish her salary or title as President or if her responsibilities are diminished or modified in a manner that is materially inconsistent with her position as our President. In addition, in the case of a termination without Cause, a Good Reason termination, any unvested options which would become vested within four years of the termination date will become vested as of her termination date and, in the case of termination without cause following a change in control, will be exercisable for one year and in other cases as provided in the relevant option agreement.



  EMPLOYMENT ARRANGEMENTS WITH HELEN MURPHY



  Employment Agreement



     In September 1999, we entered into an employment agreement with Helen Murphy that provides for her employment as our Chief Financial and Administrative Officer and continues in effect until terminated by either Helen Murphy or us. Under the employment agreement, Helen Murphy's initial base salary is $480,000, and her target bonus is 75% of her base salary. The actual amount of her bonus will vary based on the compensation policies we establish and our performance. Helen Murphy also received a signing bonus of $200,000, and will receive an additional bonus of $247,500 payable upon one year of service with us.



     If Helen Murphy resigns within 30 days following a change in control or if we terminate her employment without "Cause," as defined in her employment agreement, she will be entitled to receive a lump sum payment based on her salary and bonus on the same terms as described above for Sharon Patrick, as well as an additional $236,250 if her termination occurs in her first year of employment. In addition, the employment agreement has provisions substantially similar to the Good Reason provisions in Sharon Patrick's agreement relating to a termination by Helen Murphy based on changes in her role as Chief Financial Officer or her salary. Helen Murphy's options would vest and become exercisable on the same terms as applicable to Sharon Patrick in the case of a termination without Cause, or a termination following a change in control or for Good Reason.



     The agreement also provides that four and one-half years after her start date, Helen Murphy will be entitled to a special bonus ranging from zero to $3.0 million, which amount declines based on a formula that reflects increases in our market capitalization since her date of hire. If Helen Murphy's employment with us terminates before the four-year anniversary of the start date due to her death, disability, our termination of her employment with Cause or a termination of employment by her following a change in control, the amount


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owed to Helen Murphy under the special bonus provision is reduced to reflect the shortened employment period. In addition, the special bonus will not be paid if we terminate Helen Murphy for Cause or she terminates other than due to death, disability or within 30 days following a change in control.



  Option Agreement



     We also entered into an LLC unit option agreement with Helen Murphy. Under this agreement, we granted her options to acquire 85,715 LLC units at an exercise price of $47.50 per unit, which options will be converted in our reorganization to a corporation into options to purchase 335,795 shares of our Class A common stock at an exercise price of $12.125 per share. The options will vest in four equal installments, beginning on the last day before the first anniversary of Helen Murphy's start date with us. Following completion of this offering, the other terms of these options will be generally the same as the terms of options granted under our 1999 Stock Incentive Plan.


KEY EXECUTIVE INSURANCE

     We currently carry key executive life insurance on Martha Stewart with aggregate coverage of $67.0 million. We also currently carry disability insurance on Martha Stewart with an aggregate coverage of $55.0 million. We have pledged a portion of the proceeds from these policies as security for our existing credit facility, under which there are currently no outstanding borrowings.

COMPENSATION OF OUTSIDE DIRECTORS


     Each of our non-employee directors will receive a single annual retainer fee of $20,000 for serving on our Board of Directors. These directors each will also receive a meeting fee of $1,000 for each in-person meeting of our Board of Directors that they attend and a fee of $500 for each telephonic meeting of our Board of Directors in which they participate and each meeting of any Board committee. The chairman of a Board committee will receive an additional annual retainer of $5,000. Directors who also are our employees or those of any of our subsidiaries will not receive additional compensation for their service as a director. Twenty-five percent of directors' fees will be paid in shares of Class A common stock, and the remaining 75% of such fees may be paid either in shares of Class A common stock or in cash, at the election of the non-employee director, under the Non-Employee Director Stock and Option Plan described below. All directors will receive reimbursement of expenses incurred in connection with participation in Board of Directors meetings.


  THE NON-EMPLOYEE DIRECTOR STOCK AND OPTION COMPENSATION PLAN

     Before this offering, we will adopt and approve the Non-Employee Director Stock and Option Compensation Plan, which will be effective immediately before the pricing of this offering. The purpose of this plan is to promote a greater identity of interests between our non-employee directors and our stockholders and to attract and retain individuals to serve as directors.

  General

     The plan will be administered by our Board of Directors or a committee of our Board of Directors designated for this purpose.


     Our non-employee directors will be eligible to participate in the plan as of the date of the pricing of this offering. A total of 300,000 shares of Class A common stock will be reserved for issuance and available for grants under the plan.


     Our Board of Directors or its designated committee may adjust the awards under the plan if there is any change in corporate capitalization, such as a stock split, or a corporate transaction, such as a merger, consolidation, separation, including a spin-off, or other distribution of our stock or property, any reorganization or any partial or complete liquidation.

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  Common Stock

     Each non-employee director will receive 25% of his or her annual retainer and meeting fees in shares of Class A common stock. In addition, non-employee directors may make an annual irrevocable election to receive shares of Class A common stock in lieu of all, or a portion, of such director's remaining fees, in 25% increments. The number of shares of Class A common stock granted to a director will be equal to the appropriate percentage of fees payable to the director in each calendar quarter, divided by the fair market value of a share of Class A common stock on the last business day of the calendar quarter. We will round the number of shares granted to the director down to the nearest whole share of Class A common stock and pay cash for the value of any fractional share. Each director may defer the receipt of his or her cash payments into an interest-bearing cash account and/or his or her elected or mandatory shares of Class A common stock into a share account which will be credited with additional shares having a value equal to the dividends that would be paid on the shares credited to the share account, if they were outstanding. When the director leaves our Board of Directors or, if earlier, upon a change of control, the amount of cash in his or her cash account, plus a number of shares of Class A common stock equal to the number of shares in his or her share account will be delivered to the director, with cash being paid in lieu of any fractional shares.

  Options


     On the day of the pricing of this offering, each director will be granted options for 5,000 shares of Class A common stock with an exercise price per share equal to the initial public offering price. After each annual meeting of stockholders, each continuing director will be granted options for 2,000 shares of Class A common stock. Each new director will be granted options for 5,000 shares of Class A common stock upon being elected or appointed to our Board of Directors. The exercise price for all options will be 100% of the fair market value of a share of Class A common stock on the date of the grant of such option, except that options granted before or upon consummation of this offering will be granted at the initial public offering price. Each option will vest and become exercisable on the first anniversary of the date of grant of such option, if the director remains a member of our Board of Directors at that time. Each vested option will terminate one year after the director's service on our Board of Directors ceases for any reason, other than for cause. If a director is removed for cause, all vested and unvested options will be forfeited. However, the options will expire no later than the tenth anniversary of the date of grant. Any unvested options will terminate and be canceled as of the date a director's service on our Board of Directors ceases for any reason. All options become fully vested and exercisable upon a change in control.


  Transferability


     Grants and awards under the plan are nontransferable other than by will or the laws of descent and distribution, or at the discretion of our Board of Directors or the designated committee, by a written beneficiary designation and, in the case of an option, by a gift to the director's immediate family. This gift may be made directly to an immediate family member, or by means of a trust or partnership or limited liability company. During the director's lifetime, a director's option may be exercised only by the director, any such permitted transferee or a guardian, legal representative or beneficiary.


  Amendments

     Our Board of Directors may at any time terminate or amend the plan, except that no termination or amendment may impair the rights of directors relating to outstanding options or awards. To the extent required by law or stock exchange rule, no amendment will be made without the approval of our stockholders.


EMPLOYEE INCENTIVE COMPENSATION PLANS


     Our philosophy is to compensate employees based on individual, departmental and our overall company performance. Two main principles guiding this philosophy are to pay competitive compensation and to provide long-term employee stock ownership. We consider equity ownership by employees to be critical to our long-term success. Following completion of this offering, when calculating total compensation, we will consider

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both cash compensation and awards of restricted stock or options that vest over time based on the achievement of specified performance goals.

     We anticipate that following the completion of this offering, the Compensation Committee of our Board of Directors will review all plans, policies and arrangements affecting our employees and will consider what changes are appropriate, if any, for recommendation to our full Board of Directors.


  PHANTOM PERFORMANCE UNIT PLAN



     We established a phantom performance unit plan in November 1997, under which participants could receive shares of common stock upon an initial public offering. Awards were made under the plan as of January 1, 1998 and January 1, 1999. No awards will be granted under the plan following this offering. All employees who had been employed by us for at least one year at the time of an award received awards.



     Our Board of Directors has determined to pay out these awards effective upon completion of this offering. These payments will be made in shares of Class A common stock. The number of shares of Class A common stock a participant will receive under the plan will be equal to the number of phantom units held by the participant, multiplied by the value of a unit upon consummation of the offering as determined by our Board of Directors, and divided by the offering price. Approximately 76 employees participate in the 1998 grants, and each participant's interest will be deemed to have a $5,000 value as of this offering. Approximately 144 employees participate in the 1999 grants, and each participant's interest will be deemed to have a $6,000 value as of this offering. Up to an aggregate 88,764 shares of Class A common stock will be delivered to participants upon completion of this offering.



  NONQUALIFIED CLASS A LLC UNIT/STOCK OPTION PLAN



     We adopted the Nonqualified Class A LLC Unit/Stock Option Plan in November 1997, under which options for 539,564 LLC units were outstanding as of December 31, 1998, based on an assumed 10 million outstanding LLC Units. Under the merger, the current outstanding options for approximately 509,841 LLC units will be converted into options for 1,997,374 shares of Class A common stock. Options granted under the plan generally vested 10% on December 31, 1998, and will vest 10%, 20%, 20% and 40% on December 31 of each of the next four years if the optionee continues to be employed by, or perform services for, Martha Stewart Living Omnimedia. Each option has a scheduled ten-year term, subject to earlier termination upon termination of employment. Options granted under the plan are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution. Upon a change in control of Martha Stewart Living Omnimedia, each outstanding option will become immediately and fully exercisable, and will either remain exercisable under the terms of the plan or be terminated upon no less than 30 days' written notice. This offering is not a change of control under the plan. No additional options will be granted under this plan.


     Martha Stewart has agreed with us that she will return, on a net treasury basis, to us shares of Class B common stock owned by the Martha Stewart Family Limited Partnership, or another entity controlled by her, upon each exercise of options under this plan. Under the net treasury method, we will calculate the number of shares of Class A common stock issued upon an option exercise, and subtract from that number the number of shares of our Class A common stock we could purchase, at the then-current market price, with the option proceeds. Martha Stewart has agreed to return to us a number of shares of Class B common stock equal to the result of this calculation. We may or may not use the option proceeds to repurchase shares of our Class A common stock in the market. If we do so, the net effect will be no change in the number of shares of Class A common stock outstanding before and after an exercise of an option under this plan.

  THE 1999 STOCK INCENTIVE PLAN


     Before this offering, we intend to adopt and approve our 1999 Stock Incentive Plan, which will be effective immediately before the pricing of this offering. This plan is designed to promote our success and enhance our value by linking the interests of our officers, employees and consultants to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain employees upon whose judgment,

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interest and special efforts our business is largely dependent. Our officers, employees and consultants, including employees who are members of our Board of Directors, and officers, employees and consultants of our subsidiaries and affiliates are eligible to participate in this plan. Non-employee directors are not eligible to participate in the 1999 plan. This plan is intended to remain in effect until 2009. The description below summarizes the material terms of this plan.

  General

     The 1999 plan will be administered by the Compensation Committee of our Board of Directors, or another committee designated by our Board of Directors, and provides for the grant of stock options, both non-qualified and incentive stock options and other types of equity-based awards.


     The 1999 plan provides that the maximum number of shares of Class A common stock available for grant under the 1999 plan is 7,300,000.


     The term of options granted under the 1999 plan may not exceed 10 years. Unless otherwise determined by our Compensation Committee, options will vest ratably on each of the first four anniversaries after the grant date and will have an exercise price equal to the fair market value of the Class A common stock on the date of grant.

     A participant exercising an option may pay the exercise price in cash or, if approved by our Compensation Committee, with previously acquired shares of Class A common stock or in a combination of cash and stock. Our Compensation Committee, in its discretion, may allow the cashless exercise of options.


     Options are nontransferable other than by will or the laws of descent and distribution or, at the discretion of our Compensation Committee, by a written beneficiary designation and, in the case of a nonqualified option, by a gift to members of the holder's immediate family. The gift may be made directly or indirectly or by means of a trust or partnership or limited liability company and, during the participant's lifetime, may be exercised only by the participant, any such permitted transferee or a guardian, legal representative or beneficiary.



     At the time of this offering, we expect to grant options to purchase 4,582,220 shares of Class A common stock under the 1999 plan at an exercise price equal to the initial public offering price.


  Other Awards

     A stock appreciation right, or SAR, permits a participant to receive cash or shares of Class A common stock, or a combination thereof, as determined by our Board of Directors or our Compensation Committee. The amount of cash or the value of the shares is equal to the excess of the fair market value of a share of Class A common stock on the date of exercise over the SAR exercise price, multiplied by the number of shares with respect to which the SAR is exercised. Restricted stock may be granted subject to performance or service-based goals upon which restrictions will lapse. Performance units or restricted units may be granted subject to performance goals and/or service-based restrictions, and will be payable in cash or shares of Class A common stock or a combination as determined by our Board of Directors or our Compensation Committee. Dividend and interest equivalents with respect to awards and other awards based on the value of Class A common stock may also be granted.

  Change in Control

     In the event of a change in control, any option or SAR that is not then exercisable and vested will become fully exercisable and vested, restrictions on restricted stock will lapse and performance units will be deemed earned. Change in control generally means


      -- the acquisition of an amount of common stock greater than the amount held, directly or indirectly, by Martha Stewart and representing at least 30% of the outstanding common stock or voting securities



      -- a change in the majority of the members of the Board of Directors, unless approved by the incumbent directors or Martha Stewart


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


      -- the completion of a merger involving Martha Stewart Living Omnimedia in which, among other things, our stockholders do not retain more than 50% of the common stock and voting power


      -- approval by our stockholders of a liquidation, dissolution or sale of substantially all of our assets

  Amendments

     Our Board of Directors may at any time amend or terminate the 1999 plan and may amend the terms of any outstanding option or other award, except that no termination or amendment may impair the rights of the participants as they relate to outstanding options or awards. However, no such amendment to the 1999 plan will be made without the approval of our stockholders to the extent such approval is required by law or stock exchange rule.

  THE EMPLOYEE STOCK PURCHASE PLAN


     We adopted our Employee Stock Purchase Plan in July 1999. The purpose of the purchase plan is to further our long-term stability and financial success by providing a method for employees to increase their ownership of Class A common stock. Under the purchase plan, 730,000 shares of Class A common stock will be available for issuance and sale. Unless sooner terminated at the discretion of our Board of Directors, the purchase plan will terminate on December 31, 2009.


  Eligibility

     All of our employees and all of the employees of designated subsidiaries generally will be eligible to participate in the purchase plan, other than employees whose customary employment is 20 hours or less per week or is for not more than five months in a calendar year, or who are ineligible to participate due to restrictions under the Internal Revenue Code.

  General Description


     A participant in the purchase plan may authorize regular salary deductions of a maximum of 15% and a minimum of 1% of base compensation. The fair market value of shares which may be purchased by any employee during any calendar year may not exceed $25,000. The amounts so deducted and contributed will be applied to the purchase of full shares of Class A common stock under options to purchase shares at 85% of the lesser of the fair market value of such shares on the date of purchase or on the offering date for such offering period. The offering dates will be January 1 and July 1 of each purchase plan year, and each offering period shall consist of one six-month purchase period. Any offering period, however, beginning in 1999 would be commenced after July 1, and would be for less than a six-month period. Shares will be purchased for participating employees on the last business days of June and December for each purchase plan year and each such participant will have the rights of a Class A stockholder with respect to such shares.


     Participants may decrease their payroll deductions at any time but not more than once during any offering period. Participants may increase or decrease their payroll deductions for any subsequent offering period by notifying the purchase plan administrator no later than 15 days prior to such offering period. Participants may also withdraw from participation in the purchase plan at any time on or prior to the 15th day of the last month of the offering period. If a participant withdraws from the purchase plan, any contributions that have not been used to purchase shares will be refunded. A participant who has withdrawn may not participate in the purchase plan again until the next offering period.


     In the event of retirement or other termination of employment before the 15th day of the last month in the offering period, any contributions that have not yet been used to purchase shares will be refunded and a certificate issued for the full shares in the participant's account. In the event of a participant's death, any contributions that have not yet been used to purchase shares and all shares in such participant's account will be delivered to the participant's beneficiary designated in writing and filed with us, or, if no beneficiary has been designated or survives the participant, to the participant's estate. Any payroll deductions that have not been used to purchase shares will be returned to the participant after the end of the applicable offering period.


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  Amendments or Termination of the Purchase Plan


     Our Board of Directors may amend the purchase plan in any respect, although our stockholders must approve any amendment that would increase the number of securities that may be issued under the purchase plan or would cause the plan to fail to qualify for beneficial tax treatment under Section 423 of the Internal Revenue Code. Our Board of Directors may suspend or terminate the purchase plan at any time. However, in the event of a termination while an offering period is in progress, our Compensation Committee may return accumulated payroll deductions or shorten the offering period by setting a new date of purchase.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS


     As permitted by applicable Delaware law, we have included in our certificate of incorporation a provision to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. In addition, our by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



     The employment agreement and the license agreement to be entered into with Martha Stewart provide that we will indemnify Martha Stewart against all charges and expenses that Martha Stewart may incur or be compelled to pay for or by reason of actions of Martha Stewart Living Omnimedia or our officers, employees or agents in connection with matters relating to our business and Martha Stewart's performance of her obligations under the employment agreement, including matters relating to our predecessor businesses and sole proprietorships previously owned by Martha Stewart.


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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following summary descriptions of the material terms of agreements to which we are a party are qualified in their entirety by reference to the agreement to which each summary description relates, each of which we have filed as an exhibit to the registration statement of which this prospectus is a part.

TRANSACTIONS WITH TIME PUBLISHING VENTURES AND ITS AFFILIATES

  AGREEMENTS RELATING TO THE 1997 ACQUISITION


     In 1991, Time Publishing Ventures, in cooperation with Martha Stewart, launched the magazine Martha Stewart Living. Subsequently, Time Publishing Ventures became involved in other Martha Stewart-related businesses, including television, books and mail-order merchandising. In February 1997, Time Publishing Ventures agreed to contribute all of its assets that primarily related to its Martha Stewart-related businesses to Martha Stewart Living Omnimedia LLC, which was a recently formed entity controlled by Martha Stewart. The LLC had already been capitalized with various businesses Martha Stewart conducted personally or through entities controlled by her. Under the terms of the February 1997 agreement, Martha Stewart Living Omnimedia LLC also assumed all liabilities from Time Publishing Ventures relating to the conduct of Time Publishing Ventures' Martha Stewart-related businesses.


     In exchange for its contributions, Time Publishing Ventures received an interest-bearing four-year promissory note in the principal amount of $30.0 million and a 6.27% equity interest in the LLC. The purchase price was calculated taking into consideration the special income distribution of $18.0 million payable to Time Publishing Ventures under the LLC operating agreement. This distribution was paid in February 1997. The LLC operating agreement also expressly permits Time Publishing Ventures and its affiliates to compete with us and eliminates any obligation that Time Publishing Ventures offer corporate opportunities to the LLC.


     Incident to its equity interest, Time Publishing Ventures received rights with respect to our ongoing management, and the right to require us to purchase its equity interests on the seventh anniversary of the transaction, or in some circumstances at an earlier date. These rights, other than registration rights, will terminate upon our purchase of Time Publishing Ventures' shares under our offer or Time Publishing Ventures' rejection of that offer. In March 1999, we prepaid in full the Time Publishing Ventures note. See "--LLC Operating Agreement" for additional information on Time Publishing Ventures' rights.


  ONGOING SERVICE AGREEMENTS

     In 1997, Time Publishing Ventures and its affiliates, Time Inc., Time Customer Service, Inc. and Time Distribution Services, Inc., also entered into agreements with us to provide us with various services. These agreements included:

      -- newsstand distribution services for our magazines, including marketing and merchandising services for our magazine

      --   fulfillment services for the magazine

      --   fulfillment services for Martha by Mail

      --   administrative and other services

      -- an Oxmoor House agreement for publication of Martha Stewart Living books

Each of these agreements is currently in effect and will continue in effect after the offering. We believe the terms of these agreements are at least as favorable to us as the terms that could have been obtained from another party.

     Under our newsstand distribution agreement, Time Distribution Services provides newsstand distribution services with respect to our magazines. We compensate our counterparty on the basis of net sales. This agreement expires in December 2004, but we have the right to terminate effective December 2001 on one year's notice. In 1998, we incurred fees of $1.4 million under this agreement.

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     The fulfillment agreements with Time Customer Service provide for inventory management, "back-office processing" and processing of mail and phone orders for our magazines and our Internet/Direct Commerce businesses. The fulfillment agreement for our magazines expires in December 2002, but will be renewed automatically for an additional three-year term unless terminated by either party upon one year's notice. The fulfillment agreement with respect to our catalog and Internet businesses continues until either party provides one year's notice of termination to the other. In 1998, we incurred fees of $11.3 million under these agreements.


     Under a transition services agreement with Time, we receive administrative, editing and sales services, and purchase our paper, from Time. The administrative, editing and sales services portions of the agreement generally expire in February 2001 and are automatically renewed for successive six-month or one-year periods, depending on the service, unless a party terminates that service prior to expiration of the particular term. The purchasing portion of this agreement can be cancelled by either party on 180 days' prior notice. We have agreed with Time to extend the paper purchasing portion of the agreement through the end of 2000. In 1998, we incurred expenses of $26.6 million, including $26.0 million for paper purchases, under this agreement.


     Under our agreement with Oxmoor House, also an affiliate of Time Publishing Ventures, we granted Oxmoor House an exclusive license to use the mark Martha Stewart Living in connection with books and continuity card and binder programs for two Best of Martha Stewart Living books per year and one Christmas with Martha Stewart Living(TM) book each year. Oxmoor House also has the right to publish other materials bearing the mark Martha Stewart Living as mutually agreed by us and Oxmoor House. We receive production grants on a per page basis for each of these publications, an annual payment to cover staff costs and receive 50% of the net profit. We earned $2.0 million in income under this agreement in 1998. This agreement terminates in December 2001, and Oxmoor House has the right to renew the agreement for an additional three-year term.

     Since February 1997, Don Logan, President and Chief Executive Officer of Time, has been a member of our Board of Directors. Following this offering, Mr. Logan will not be a director of Martha Stewart Living Omnimedia.

LLC OPERATING AGREEMENT

     In connection with our acquisition of Time Publishing Ventures' Martha Stewart-related businesses in February 1997, the members in Martha Stewart Living Omnimedia LLC, our predecessor company, consisting of The Martha Stewart Family Limited Partnership, Time Publishing Ventures, Sharon Patrick and Grubman Indursky & Schindler, P.C. entered into an agreement governing the operation of the LLC and the rights of its members. Among the various rights that this agreement afforded the LLC was the right to make an offer to purchase the membership interests held by Time Publishing Ventures for a target price of $37.0 million plus 5% interest, compounding semi-annually, from February 3, 1997. The target price will be reduced by any pre-offering distributions to Time Publishing Ventures, other than for taxes and similar matters. Upon Time Publishing Ventures' rejection of this offer to purchase or the completion of a sale to us of Time Publishing Ventures' interests, most of Time Publishing Ventures' specific rights under this agreement terminate.

     The members also agreed that Martha Stewart Living Omnimedia LLC could be converted into a corporation in the event it desired to effect an initial public offering of its equity securities if the expected gross proceeds of the offering exceeded $25.0 million.

     At the time of this offering, we will make an irrevocable offer to purchase Time Publishing Ventures' membership interests at the target price. Time Publishing Ventures has not indicated whether it will accept or reject our offer to purchase. Time Publishing Ventures has until 120 days following the date of our offer, or it will be deemed to have rejected the offer to purchase. If Time Publishing Ventures rejects our offer, its registration rights will continue.

     If Time Publishing Ventures accepts our offer to purchase its shares of common stock, Time Publishing Ventures will also have the right to receive a payment from us if

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      --  we sell any of our equity or all or substantially all of our assets within one year of the completion of our purchase of Time Publishing Ventures' shares, and

      -- the per share price received by us for our equity or assets is higher than that paid to Time Publishing Ventures

Time Publishing Ventures also has the right to receive a payment from Martha Stewart if she completes any private sales of her equity or sells over 15% of her equity in the public trading market, in each case, at a higher price per share during the same period. These payments would be in an amount equal to the excess of

      -- the per share price received by Martha Stewart Living Omnimedia or Martha Stewart over

      -- 100% of the per share price paid to Time Publishing Ventures, which percentage increases ratably to 140% over the one year term of Time Publishing Ventures' right

The total amount of Time Publishing Ventures' adjustment cannot be greater than the product of

      -- the total number of shares sold in the subsequent transaction and the difference between the per share amount we or Martha Stewart received in the subsequent transaction, and

      --  the per share amount Time Publishing Ventures received from us

TAX INDEMNIFICATION

     Under the merger agreement providing for the conversion of Martha Stewart Living Omnimedia LLC into a corporation for purposes of effecting this initial public offering, the LLC will make distributions in an aggregate amount of $6.0 million, as of June 30, 1999, in respect of taxes paid by the members relating to the profits of the LLC. We also agree to indemnify the members of the LLC for any taxes relating to periods during which we were a limited liability company. See "Reorganization Transactions Occurring Prior to This Offering" for more information on this tax distribution.

STOCKHOLDERS AGREEMENT AND REGISTRATION RIGHTS

     Immediately prior to the merger, we will enter into a stockholders agreement with the members of the LLC. Under the terms of this agreement, we have agreed to irrevocably offer to purchase the shares of common stock held by Time Publishing Ventures. In the event that Time Publishing Ventures accepts our offer to purchase its shares but we fail to complete that purchase, the agreement provides that rights of Time Publishing Ventures that terminated upon completion of the merger would be reinstated. These rights include governance rights regarding our operations, including the right to approve transactions between us and Martha Stewart and call and put rights relating to Time Publishing Ventures' shares in Martha Stewart Living Omnimedia. Because the proceeds of this offering will significantly exceed the price of purchasing Time Publishing Ventures' shares, we do not believe there is any material risk that were Time Publishing Ventures to accept our offer we would not complete that transaction.


     The stockholders agreement also provides that we will be able to continue to purchase paper from Time through December 2000 in accordance with past practice. In addition, the stockholders agreement provides Time Publishing Ventures, which will own an aggregate of 2,585,597 shares of Class A common stock at the time of this offering, Kleiner Perkins, which will own an aggregate of 2,061,880 shares of Class A Common Stock, Martha Stewart, who will indirectly control an aggregate of 34,126,831 shares of Class B common stock and Sharon Patrick, who will own an aggregate of 2,343,124 shares of Class A Common Stock, with the right to require us to register shares of Class A common stock owned or controlled by them, subject to customary terms and minimum amounts. None of these entities can require us to register any shares within 180 days of the date of this prospectus.


     Registration of these shares of common stock will result in such shares becoming freely tradable without restriction under the Securities Act of 1933. All registration expenses, other than any underwriting discounts, incurred in connection with the above registrations will be borne by Martha Stewart Living Omnimedia.

     These registration rights continue as long as these stockholders continue to hold any of our common stock that they received in the merger of Martha Stewart Living Omnimedia LLC into a corporation.


AGREEMENTS WITH MARTHA STEWART


     LOCATION RENTAL AGREEMENT

     In addition to the employment and license agreements we will enter into with Martha Stewart, we will also enter into a location rental agreement with Martha Stewart relating to our use of various properties owned by Martha Stewart. The agreement has a five-year term, provides for annual payments of $2.0 million to Martha Stewart and permits us to use the properties currently owned by Martha Stewart for any purpose relating to our businesses. We make extensive use of these properties for television filming, photography, research and development of context and products and various other commercial purposes. This location rental agreement will replace an agreement we have with Martha Stewart, except that the rental fee will be increased. See "-- Pre-Offering Agreements" for more information on the prior agreement. The increased fee reflects the access to additional properties, as well as our significantly increased usage of these properties since the acquisition from Time Publishing Ventures in February 1997. We believe this rate is significantly lower than what we would have to pay to use similar properties owned by a third party. In the event that Martha Stewart's employment is terminated without cause, or she terminates employment for good reason, we will be obligated to pay the remaining amount due under the location rental agreement and we will lose our access to these properties.

     PRE-OFFERING AGREEMENTS


     Upon completion of this offering, the current employment, services and non-competition agreements and separate license and non-competition agreements we have entered into with Martha Stewart will be terminated, and the new employment agreement, royalty-free license agreement and location rental agreement will become effective. See "Business--Intellectual Property" for more information on the license agreement. The prior employment and services agreements provided for the payment to Martha Stewart of compensation, benefits and expense reimbursement. Under a 1997 location rental agreement, we paid Martha Stewart $1.5 million annually for the use of properties owned by her in connection with operating our business. Martha Stewart did not receive any compensation with respect to, or payments for, the license and non-competition agreements.



     In addition, as a member of Martha Stewart Living Omnimedia LLC, Martha Stewart is entitled to registration rights, which we describe above. We will assume these obligations effective as of the completion of this offering.


OTHER RELATIONSHIPS

     We periodically use the services of Emery Cuti Brinckerhoff & Abady, a law firm of which Martha Stewart's son-in-law is a partner. In 1998, we paid approximately $92,000 in fees and expenses in respect of such services.

     Ms. Margaret Christiansen, Martha Stewart's sister-in-law, is a Senior Vice President, Business Manager of Martha Stewart Living Omnimedia.

     Mr. Randy Plimpton, Martha Stewart's brother-in-law, is our property manager, responsible for property management and support services.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to beneficial ownership of Class A and Class B common stock, including the percent of the total voting power, as of September 24, 1999, and as adjusted to reflect completion of this offering, by


           --   each of our five most highly compensated officers

           --   each director

           --   each holder of more than 5% of either class of common stock

           --   all current directors and executive officers as a group

     Except as indicated in the footnotes to this table, the individuals named in this table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock shown as beneficially owned by them, subject to community property laws where applicable.


                                 BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                                  BEFORE OFFERING(1)                                AFTER OFFERING
                         ------------------------------------   % TOTAL   -----------------------------------   % TOTAL
                             CLASS A             CLASS B        VOTING        CLASS A            CLASS B        VOTING
                           COMMON STOCK        COMMON STOCK      POWER      COMMON STOCK       COMMON STOCK      POWER
                         ----------------    ----------------   -------   ----------------   ----------------   -------
NAME                      SHARES      %        SHARES      %               SHARES      %       SHARES      %
----                     ---------   ----    ----------   ---             ---------   ----   ----------   ---
Martha Stewart(2)......         --     --    34,126,831   100    98.0            --     --   34,126,831   100    96.0
Time Inc.(3)...........  2,585,597   36.4            --    --       *     2,585,597   18.0           --    --     *
  1271 Avenue of the
  Americas
  New York, New York
  10020
Kleiner Perkins
  Caufield &
  Byers(4).............  2,061,880   29.0            --    --       *     2,061,880   14.3           --    --     *
  2750 Sand Hill Road
  Menlo Park,
  California 94025
L. John Doerr(4).......  2,061,880   29.0            --    --       *     2,061,880   14.3           --    --     *
Charlotte Beers(5).....         --     --            --    --      --            --     --           --    --      --
Sharon Patrick(6)......  2,342,339   32.9            --    --       *     2,356,664   16.4           --    --     *
Naomi O. Seligman(7)...         --     --            --    --      --            --     --           --    --      --
Gael Towey(8)..........         --     --            --    --      --       192,176    1.3           --    --     *
Stephen Drucker(9).....         --     --            --    --      --         4,050     --           --    --     *
Suzanne Sobel(10)......         --     --            --    --      --         7,315     --           --    --     *
All directors and
  executive officers as
  a group (15
  persons)(11).........  4,404,219   61.9%   34,126,831   100%   99.2%    4,655,938   32.3%  34,126,831   100%   97.3%


------------
   * The percentage of shares or voting power beneficially owned does not exceed 1% of the class.


 (1) Figures do not include any vested options as no options are exercisable prior to completion of this offering.



 (2) Consists of 34,126,831 shares held by The Martha Stewart Family Limited Partnership.



 (3) Consists of 2,585,597 shares held by Time Publishing Ventures, Inc., a wholly owned subsidiary of Time Inc.



 (4) Consists of 2,061,881 shares held by KPCB Holdings, Inc., a California corporation, as nominee for Kleiner Perkins Caufield & Byers IX LP, KPCB IX Associates, LLC and managing directors of KPCB IX Associates, LLC, of which
     L. John Doerr is one. Mr. Doerr disclaims beneficial ownership of shares held by KPCB Holdings, Inc. except to the extent of his pecuniary interest in those shares through KPCB Holdings, Inc. or KPCB IX Associates, LLC.



 (5) Does not include unvested options to acquire 5,000 shares of Class A common stock.

 (6) Includes 785 shares received under our phantom performance unit plan and vested options to acquire 13,540 shares of Class A common stock. Does not include unvested options to acquire 483,886 shares of Class A common stock.



 (7) Does not include unvested options to acquire 5,000 shares of Class A common stock.



 (8) Consists of 785 shares received under our phantom performance unit plan and vested options to acquire 191,391 shares of Class A common stock. Does not include unvested options to acquire 524,724 shares of Class A common stock.



 (9) Consists of 785 shares received under our phantom performance unit plan and vested options to acquire 3,265 shares of Class A common stock. Does not include unvested options to acquire 245,329 shares of Class A common stock.



(10) Consists of 785 shares received under our phantom performance unit plan and vested options to acquire 6,530 shares of Class A common stock. Does not include unvested options to acquire 237,318 shares of Class A common stock.



(11) Includes 6,280 shares received under our phantom performance unit plan and vested options to acquire 245,439 shares of Class A common stock. Does not include unvested options to acquire 2,808,586 shares of Class A common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the material provisions of our certificate of incorporation and by-laws is qualified in its entirety by reference to our certificate of incorporation and by-laws, which we have filed as exhibits to the registration statement of which this prospectus is a part.


     Our authorized capital stock consists of 350,000,000 shares of Class A common stock, par value $0.01 per share, 150,000,000 shares of Class B common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, we had 7,110,763 shares of Class A common stock, 34,126,831 shares of Class B common stock and no shares of preferred stock outstanding. After this offering, there will be 14,399,527 shares of Class A common stock outstanding.


COMMON STOCK


     Subject to the rights of the holders of any preferred stock that may be outstanding, holders of Class A common stock are entitled to receive, share for share with holders of Class B common stock, dividends as may be declared by our Board of Directors out of funds legally available to pay dividends, and, in the event of liquidation, to share pro rata with the holders of Class A common stock in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Except as required by Delaware law or except as otherwise provided in our certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of Class A common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to Class A common stock. All outstanding shares of Class A common stock are, and the shares of Class A common stock offered in this prospectus will be when issued, fully paid and nonassessable. Additionally, our certificate of incorporation requires that we reserve and keep available out of authorized but unissued Class A common stock, solely for effecting conversion of Class B common stock, sufficient shares to effect conversion of all outstanding shares of Class B common stock.


     Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes for each share held of record on the applicable record date for all of these matters. Martha Stewart will be the only initial holder of shares of Class B common stock.

     Each share of Class B common stock will be automatically converted into one share of Class A common stock upon transfer of any share of Class B common stock, whether or not for value, by any initial registered holder of that share, except transfers by that holder to:

      -- a nominee of that holder, without any change in beneficial ownership, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or

      -- another person who, at the time of the transfer, beneficially owns shares of Class B common stock or a nominee of that person

Further, any transfer by any initial holder without consideration to any of the following will not result in conversion:

      -- any controlled affiliate of that initial holder who remains a controlled affiliate

      --   any active or retired partner of that initial holder

      -- the estate of that initial holder or a trust established for the benefit of the descendants or any relatives or spouse of that initial holder

      -- a parent corporation or wholly owned subsidiary of that initial holder or to a wholly owned subsidiary of that parent unless and until the transferee ceases to be a parent or wholly owned subsidiary of the initial holder or a wholly owned subsidiary of any parent

      --   the spouse of any initial holder

     Lastly, any bona fide pledge by an initial holder to a financial institution in connection with a borrowing will not result in any conversion. If any transfer does not give rise to automatic conversion under these provisions, then any subsequent transfer by the holder, other than any transfer by such holder to a nominee of such holder, without any change in beneficial ownership, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, or the pledgor, as the case may be, will be subject to automatic conversion upon these terms and conditions. In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization of Martha Stewart Living Omnimedia with another corporation.

PREFERRED STOCK

     Our certificate of incorporation authorizes 150,000,000 shares of preferred stock. Our Board of Directors has the authority to issue shares of preferred stock in one or more class or series and to fix, by resolution, the powers, designations, preferences, rights and qualifications, limitations and restrictions thereof, if any, including the number of shares in each series, which our Board of Directors may increase or decrease as permitted by Delaware law, liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any class or series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. As of the time of this offering, we will have no shares of preferred stock outstanding.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS


     Our certificate of incorporation and by-laws contain several provisions that could delay or make more difficult the acquisition of Martha Stewart Living Omnimedia by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. We also refer you to "Risk Factors--Martha Stewart will control our company and this control could inhibit potential changes of control" for information on other factors which could impact a change of control.


  STOCKHOLDERS MEETINGS

     Subject to the rights of holders of preferred stock, of whom there are currently none, only our Chairman of the Board of Directors or a majority of our Board of Directors may call a special meeting of stockholders.

  REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATION AND PROPOSALS

     Our by-laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of our Board of Directors or a committee thereof, of candidates for election as directors.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE


     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those with securities listed on the New York Stock Exchange, from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving Martha Stewart Living Omnimedia and the interested stockholder and a sale of more than 10% of our assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. We have not "opted out" of the provisions of Section 203.

ACTION BY WRITTEN CONSENT


     Under the Delaware General Corporation Law, unless the certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Martha Stewart, as holder of 96% of our total voting power after this offering, will be able to take any action to be taken by stockholders without the necessity of holding a stockholder meeting. We intend, however, to hold annual meetings of stockholders.


TRANSFER AGENT AND REGISTRAR


     The transfer agent for Class A common stock is ChaseMellon Shareholder Services L.L.C.


LISTING


     Our Class A common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "MSO."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for either our Class A common stock or Class B common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices. Upon completion of this offering, we will have 14,399,527 shares of Class A common stock outstanding, of which the 7,200,000 shares offered in this prospectus will be freely tradeable without restriction or further registration under the federal securities laws, unless purchased by one of our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933. All other shares, including all 34,126,831 shares of Class B common stock outstanding, will be "restricted shares" for purposes of the Securities Act of 1933 and subject to the volume and other limitations set forth in Rule 144.



     In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year, including the holding period of any prior owner, except an affiliate from whom those shares were purchased, is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of



      -- 1% of the then outstanding shares of Class A common stock, 143,995 shares immediately after this offering, without giving effect to the over-allotment option, or



      -- the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to this sale.



Sales under Rule 144 are generally subject to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate from whom these shares were purchased, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



     Immediately after this offering, Martha Stewart and entities controlled by her will own 34,126,831 shares of Class B common stock, Sharon Patrick will own 2,343,124 shares of Class A common stock, Time Publishing Ventures will own 2,585,597 shares of Class A common stock and KPCB Holdings, Inc. will own 2,061,880 shares of Class A common stock. We have granted to these entities the right to demand registration under the Securities Act of 1933 at our expense of all or a portion of the shares of Class A common stock they own prior to this offering, or into which Martha Stewart's shares of Class B common stock are convertible. See "Certain Relationships and Related Transactions--Stockholders Agreement and Registration Rights" for more information on these registration rights.



     All of our directors, executive officers, key creative personnel and existing stockholders as well as some other individuals purchasing shares in this offering have entered into lock-up agreements with the representatives of the underwriters, under which they have agreed not to sell any of their shares within 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. These agreements have exceptions, including the call by Martha Stewart Living Omnimedia of Time Publishing Ventures' shares. See "Underwriters" for more information on these lock-up agreements.

                        MATERIAL U.S. FEDERAL INCOME TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of Class A common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than

      --  a citizen or resident of the United States

      -- a corporation created or organized in the United States or under the laws of the United States or of any state

      -- an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source

      --  a trust if

        -- a court within the United States is able to exercise primary supervision over the administration of the trust, and

        -- one or more U.S. persons have the authority to control all substantial decisions of the trust


     This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of income and estate taxation or any aspects of state, local, or non-U.S. taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. Accordingly, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock. Holders of Class B common stock are urged to consult such holders' own tax advisors.


DIVIDENDS


     In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Dividends effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including Internal Revenue Service Form 4224, or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations, the "Current Regulations", and published Internal Revenue Service positions, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Treasury Regulations issued on October 6, 1997, the "Final Regulations", and generally effective for payments made after December 31, 2000, however, a Non-U.S. Holder, including, for some Non-U.S. Holders that are entities, the owner or owners of such entities, will be required to satisfy certification requirements in order to claim a reduced rate of withholding under an applicable income tax treaty.

GAIN OR SALE OR OTHER DISPOSITION OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of Class A common stock unless

      -- the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation


      -- the Non-U.S. Holder is an individual who holds shares of Class A common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and meets other tests



      -- the Non-U.S. Holder is subject to tax under the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates, or


      -- Martha Stewart Living Omnimedia is or has been a U.S. real property holding corporation for U.S. federal income tax purposes, which Martha Stewart Living Omnimedia does not believe that it has been, currently is, or will become, at any time within the shorter of the five-year period preceding such disposition and such Non-U.S. Holder's holding period

     If Martha Stewart Living Omnimedia were or were to become a U.S. real property holding corporation at any time during this period, gains realized upon a disposition of Class A common stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the Class A common stock during this period generally would not be subject to U.S. federal income tax, provided that Class A common stock is "regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code)."

ESTATE TAX

     Class A common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provided otherwise, and therefore may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S Holder resides or is established.


     Under the Current Regulations, U.S. backup withholding tax, which generally is imposed at the rate of 31% on applicable payments to persons that fail to furnish the information required under the U.S. information reporting requirements, and information reporting requirements, other than those discussed in the previous paragraph, generally will not apply to dividends paid on Class A common stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Class A common stock to a Non-U.S. Holder at an address in the United States if the holder fails to establish an exemption or to provide other required information to the payor.


     Under the Current Regulations, the payment of proceeds from the disposition of Class A common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Class A common stock to or through a Non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Class A common stock paid to or though a non-U.S. office of a broker that is

      --  a U.S. person

      -- a "controlled foreign corporation" for U.S. federal income tax purposes, or


      -- a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business, information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary


     Under the Final Regulations, generally effective for payments made after December 31, 2000, the payment of dividends or the payment of proceeds from the disposition of our Class A common stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Final Regulations or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

     The foregoing discussion of these U.S. federal income tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective Non-U.S. Holder of Class A common stock should consult that holder's own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

                                  UNDERWRITERS


     Morgan Stanley & Co. Incorporated is acting as sole book-running manager for this offering. With respect to the offering of shares in the United States and Canada, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint lead managers and Bear, Stearns & Co. Inc. is acting as co-lead manager. With respect to the offering of shares outside of the United States and Canada, Morgan Stanley International and Merrill Lynch International are acting as joint lead managers, and Bear, Stearns International Limited is acting as co-lead manager.


     Under the terms and subject to the conditions contained in the underwriting agreement, dated the date of this prospectus, the U.S. underwriters named below, for which Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Banc of America Securities LLC are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette International and Bank of America International Limited are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective number of shares of Class A common stock set forth opposite the names of these underwriters below:


                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................
  Bear, Stearns & Co. Inc...................................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Banc of America Securities LLC............................

                                                              ---------
       Subtotal.............................................  5,760,000
                                                              ---------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Merrill Lynch International...............................
  Bear, Stearns International Limited.......................
  Donaldson, Lufkin & Jenrette International................
  Bank of America International Limited.....................

                                                              ---------
       Subtotal.............................................  1,440,000
                                                              ---------
          Total.............................................  7,200,000
                                                              =========



     The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the underwriters and the representatives, respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered in this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered hereby, except those shares covered by the U.S. underwriters' over-allotment option described below, if any shares are taken.



     The underwriters initially propose to offer a portion of the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and a portion to some dealers at a
price that represents a concession not in excess of $       per share under the
public offering price. Any underwriter may allow, and these dealers may reallow,
a concession not in excess of $       per share to other underwriters or to
other dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may be varied by the representatives.

     We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 1,080,000 additional shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered in this prospectus. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares as the number set forth next to the U.S. underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to
the public for this offering would be $          , the total underwriting
discounts and commissions would be $          and the total proceeds to Martha
Stewart Living Omnimedia would be $                    .


     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.


     At our request, the underwriters have reserved up to 671,000 shares of Class A common stock offered hereby for sale at the initial public offering price to some of our employees and to other persons and entities that we believe have contributed to the development and success of our business. The number of shares available for sale to the general public will be reduced to the extent that these persons and entities purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of our Class A common stock offered hereby.



     The Class A common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "MSO." The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.



     Each of Martha Stewart Living Omnimedia and our directors, executive officers, key creative personnel and stockholders prior to this offering has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:


      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any of these transactions described above is to be settled by delivery of common stock or any other securities, in cash or otherwise or


      -- file a registration statement, in the case of Martha Stewart Living Omnimedia, other than a registration statement on Form S-8 covering shares of common stock subject to outstanding options or options to be issued under our stock option plans



     The restrictions described in the preceding list do not apply in a number of circumstances, including:


      --   the sale of the shares of Class A common stock to the underwriters


      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering



      -- the completion of our call of Time Publishing Ventures' equity interest under the LLC operating agreement



      -- the exchange of shares of Class B common stock for shares of Class A common stock under the terms of our certificate of incorporation



      -- the granting of options to officers, directors, employees or consultants, provided that these options are not generally exercisable prior to the end of the lock-up period



      -- the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date of the underwriting agreement or as of the closing date of this offering, of which the underwriters have been advised in writing

      --   the exercise of options granted pursuant to our stock option plans or



      -- the sale or other transfer of any shares of common stock by the foregoing persons to any associate, as this term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, if this person agrees to be bound by the foregoing provisions


     In order to facilitate our offering of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Some of the underwriters engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us, for which they receive customary compensation. In addition, Bank of America, the parent of Banc of America Securities LLC, one of the underwriters, is a lender under our credit facility.

     We have agreed with the underwriters to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for the Class A common stock. We will determine the initial public offering price by negotiations between the U.S. representatives and us. Among the numerous factors we and the U.S. representatives will consider in determining the initial public offering price are our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS


     A number of legal matters relating to this offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York. Each of these firms has in the past represented and continues to represent one or more of the underwriters, and Wachtell, Lipton, Rosen & Katz has in the past represented and continues to represent Martha Stewart Living Omnimedia, on a regular basis and in a variety of matters other than this offering.


                                    EXPERTS


     The audited financial statements and schedule of Martha Stewart Living Omnimedia LLC included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


     Ernst & Young LLP, independent auditors, have audited the combined financial statements of Martha Stewart Living, a wholly owned operation of Time Inc., at December 31, 1996 and for the year then ended, as set forth in their report. We have included the combined financial statements of Martha Stewart Living in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the Class A common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and the Class A common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a world wide web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.


     Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file reports, proxy and information statements with the SEC. You may inspect and copy these reports, proxy and information statements and other information at the addresses set forth above.

     We intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                 (This page has been left blank intentionally.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
MARTHA STEWART LIVING OMNIMEDIA LLC
Report of Independent Public Accountants....................     F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998 and June 30, 1999 (unaudited).....................     F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996, 1997 and 1998 and for the six months
     ended June 30, 1998 and 1999 (unaudited)...............     F-4
  Consolidated Statements of Members' Equity for the years
     ended December 31, 1996, 1997 and 1998 and for the six
     months ended June 30, 1999 (unaudited).................     F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998 and for the six months
     ended June 30, 1998 and 1999 (unaudited)...............     F-6
  Notes to Consolidated Financial Statements................     F-7
MARTHA STEWART LIVING
Report of Independent Public Auditors.......................    F-15
  Combined Balance Sheet as of December 31, 1996............    F-16
  Combined Statement of Operations and Accumulated Deficit
     for the year ended December 31, 1996...................    F-17
  Combined Statement of Cash Flows for the year ended
     December 31, 1996......................................    F-18
  Notes to Combined Financial Statements ...................    F-19
MARTHA STEWART LIVING OMNIMEDIA, INC.

     The financial statements of Martha Stewart Living Omnimedia Inc. have not been included in this prospectus as this company has been formed in connection with this offering and accordingly has no operating history, assets or liabilities.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
  Martha Stewart Living Omnimedia LLC:

     We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia LLC (a Delaware limited liability company) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martha Stewart Living Omnimedia LLC and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

New York, New York
February 15, 1999

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                          CONSOLIDATED BALANCE SHEETS
            DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999 (UNAUDITED)
                                (000'S OMITTED)

                                                                 DECEMBER 31,
                                                             --------------------     JUNE 30,
                                                               1997        1998         1999
                                                             --------    --------    -----------
                                                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents................................  $  9,971    $ 24,578     $ 22,269
  Accounts receivable, net.................................    17,947      25,260       24,683
  Inventories..............................................     3,427       6,522        7,977
  Deferred television production costs.....................     3,805       3,038        3,190
  Other current assets.....................................       606         275        1,329
                                                             --------    --------     --------
          Total current assets.............................    35,756      59,673       59,448
                                                             --------    --------     --------
PROPERTY, PLANT AND EQUIPMENT, net.........................    13,852      11,468       11,491
                                                             --------    --------     --------
INTANGIBLE ASSETS, net.....................................    55,183      53,108       51,633
                                                             --------    --------     --------
OTHER NONCURRENT ASSETS....................................       915       1,123        1,273
                                                             --------    --------     --------
          Total assets.....................................  $105,706    $125,372     $123,845
                                                             ========    ========     ========
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities.................  $ 16,650    $ 21,242     $ 22,771
  Accrued payroll and related costs........................     2,056       4,056        3,093
  Accrued interest payable.................................     2,581       1,581          265
  Current maturities of long term debt.....................        --          --        3,000
  Current portion of deferred subscription income..........    23,444      26,756       26,483
                                                             --------    --------     --------
          Total current liabilities........................    44,731      53,635       55,612
                                                             --------    --------     --------
DEFERRED ROYALTY INCOME....................................    13,203       1,782        1,151
                                                             --------    --------     --------
DEFERRED SUBSCRIPTION INCOME...............................     4,137       4,722        4,674
                                                             --------    --------     --------
LONG TERM DEBT, less current maturities....................    30,000      27,650       12,000
                                                             --------    --------     --------
OTHER NONCURRENT LIABILITIES...............................       400         768          849
                                                             --------    --------     --------
COMMITMENTS AND CONTINGENCIES
MEMBERS' EQUITY............................................    13,235      36,815       49,559
                                                             --------    --------     --------
          Total liabilities and members' equity............  $105,706    $125,372     $123,845
                                                             ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
        AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 (UNAUDITED)
                                (000'S OMITTED)

                                                                               FOR THE SIX
                                                  FOR THE YEAR                MONTHS ENDED
                                               ENDED DECEMBER 31,               JUNE 30,
                                         ------------------------------    -------------------
                                          1996       1997        1998       1998        1999
                                         ------    --------    --------    -------    --------
                                                                               (UNAUDITED)
Revenues
  Publishing...........................  $3,899    $108,694    $127,020    $64,701    $ 73,314
  Television...........................      --      12,396      23,351     10,587      12,787
  Merchandising........................      --       6,919      15,004      6,622      11,509
  Internet/Direct Commerce.............      --       4,812      14,673      4,343      13,892
                                         ------    --------    --------    -------    --------
          Total revenues...............   3,899     132,821     180,048     86,253     111,502
                                         ------    --------    --------    -------    --------
Operating costs and expenses
  Production, distribution and
     editorial.........................      --      59,148      82,930     36,492      54,710
  Selling and promotion................      --      31,973      34,540     17,838      19,994
  General and administrative...........      99      21,182      29,659     14,005      18,601
  Depreciation and amortization........      --       3,927       5,534      2,665       2,732
                                         ------    --------    --------    -------    --------
          Total operating costs and
            expenses...................      99     116,230     152,663     71,000      96,037
                                         ------    --------    --------    -------    --------
Income from operations.................   3,800      16,591      27,385     15,253      15,465
                                         ------    --------    --------    -------    --------
Other expenses
  Interest expense, net................     165       2,195       2,243      1,315         597
  Income tax provision.................      --         467       1,336        750         702
                                         ------    --------    --------    -------    --------
          Total other expenses.........     165       2,662       3,579      2,065       1,299
                                         ------    --------    --------    -------    --------
Net income.............................  $3,635    $ 13,929    $ 23,806    $13,188    $ 14,166
                                         ======    ========    ========    =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
               FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                (000'S OMITTED)


BALANCE, January 1, 1996....................................    $   (436)
  Net income................................................       3,635
  Capital distributions, net................................      (2,610)
                                                                --------
BALANCE, December 31, 1996..................................         589
  Net income................................................      13,929
  Issuance of equity interest...............................      20,508
  Capital distributions.....................................     (21,791)
                                                                --------
BALANCE, December 31, 1997..................................      13,235
  Net income................................................      23,806
  Capital distributions.....................................        (226)
                                                                --------
BALANCE, December 31, 1998..................................      36,815
  Net income................................................      14,166
  Capital distributions.....................................      (1,422)
                                                                --------
BALANCE, June 30, 1999 (unaudited)..........................    $ 49,559
                                                                ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
        AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 (UNAUDITED)
                                (000'S OMITTED)


                                                                               FOR THE SIX
                                                   FOR THE YEAR               MONTHS ENDED
                                                ENDED DECEMBER 31,              JUNE 30,
                                           ----------------------------    -------------------
                                            1996      1997       1998       1998        1999
                                           ------    -------    -------    -------    --------
                                                                               (UNAUDITED)
Cash flows from operating activities
  Net income.............................  $3,635    $13,929    $23,806    $13,188    $ 14,166
                                           ------    -------    -------    -------    --------
  Adjustments to reconcile net income to
     net cash provided by operating
     activities
     Depreciation and amortization.......      --      3,927      5,534      2,665       2,732
     Changes in operating assets and
       liabilities, net of assets
       acquired--
       Accounts receivable, net..........  (1,192)       341     (7,314)       765         577
       Inventories.......................      --     (1,077)    (3,561)    (1,652)     (1,455)
       Other current assets..............      --      4,983        333     (1,140)     (1,054)
       Deferred television production
          costs..........................      --         --        767      1,714        (152)
       Other noncurrent assets...........     (18)      (838)      (209)       (34)       (150)
       Accounts payable and accrued
          liabilities....................     164     12,075      4,942        976        (750)
       Deferred royalty income...........      99     12,454    (11,420)    (5,414)       (631)
       Deferred subscription income......      --     (1,621)     4,278        612        (321)
       Other noncurrent liabilities......      --        400        368         --          80
                                           ------    -------    -------    -------    --------
                                             (947)    30,644     (6,282)    (1,508)     (1,124)
                                           ------    -------    -------    -------    --------
          Net cash provided by operating
            activities...................   2,688     44,573     17,524     11,680      13,042
                                           ------    -------    -------    -------    --------
Cash flows from investing activities
  Purchase of business--
  Working capital, other than cash.......      --    (19,645)        --         --          --
     Property, plant and equipment,
       net...............................      --     (3,847)        --         --          --
     Cost in excess of tangible assets of
       acquired company..................      --    (58,087)        --         --          --
     Note payable to Seller..............      --     30,000         --         --          --
     Issuance of equity interest.........      --     20,508         --         --          --
     Other noncurrent liabilities........      --     29,202         --         --          --
  Capital expenditures...................      --    (11,027)    (2,730)    (1,954)     (1,279)
  Proceeds from sale leaseback
     transaction.........................      --         --      2,389      2,389          --
                                           ------    -------    -------    -------    --------
          Net cash provided by (used in)
            investing activities.........      --    (12,896)      (341)       435      (1,279)
                                           ------    -------    -------    -------    --------
Cash flows from financing activities
  Principal repayment of long term
     debt................................      --         --     (2,350)    (2,350)    (27,650)
  Long term debt borrowings..............      --         --         --         --      15,000
  Distributions to members...............  (2,610)   (21,791)      (226)        --      (1,422)
                                           ------    -------    -------    -------    --------
          Net cash used in financing
            activities...................  (2,610)   (21,791)    (2,576)    (2,350)    (14,072)
                                           ------    -------    -------    -------    --------
          Net increase (decrease) in
            cash.........................      78      9,886     14,607      9,765      (2,309)
Cash and cash equivalents, beginning of
  period.................................       7         85      9,971      9,971      24,578
                                           ------    -------    -------    -------    --------
Cash and cash equivalents, end of
  period.................................  $   85    $ 9,971    $24,578    $19,736    $ 22,269
                                           ======    =======    =======    =======    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS EXCEPT SHARE DATA)

1.  THE COMPANY


     Martha Stewart Living Omnimedia LLC (the "Company") is a leading creator of original "how to" content and related products for homemakers and other consumers. The Company's business segments are Publishing, Television, Merchandising and Internet/Direct Commerce. Magazine operations accounted for 98% of the revenues of the Publishing segment, which also includes book publishing, newspaper syndication and radio advertising revenue. The Television segment includes a television program that airs in syndication in the United States and on cable in Canada as well as weekly segments on the CBS This Morning program. The Merchandising segment consists solely of royalty revenues generated by the sale of Martha Stewart branded products. The Internet/Direct Commerce segment comprises the sale of Martha by Mail products through the Company's website and print catalog as well as advertising revenues derived from advertisements on the website.


     The Company was formed in 1996, through the combination of various interests controlled by Martha Stewart. This transaction has been accounted for as a combination of companies under common control and accordingly, the financial statements for prior periods have been retroactively restated.

     In 1997, the Company entered into an agreement with Time Publishing Ventures, Inc. ("Time Publishing Ventures") and purchased Martha Stewart Living magazine as well as the rights to any Martha Stewart publications (and any publishing, marketing, or distributing functions that may result), television programs related to Martha Stewart and Martha by Mail and related liabilities for approximately $53,276, including related acquisition costs (the "MSL acquisition"). Time Publishing Ventures received a promissory note for $30,000 and a 6.27% equity interest in the Company. The purchase price was calculated taking into consideration the special income distribution of $18 million payable to Time Publishing Ventures pursuant to the limited liability company agreement of the Company. This distribution was made in February 1997. This transaction, which was consummated on February 3, 1997, has been accounted for as a purchase as of January 1, 1997, the effective date on which the assets and liabilities were transferred. In addition, Time Publishing Ventures and certain of its affiliates entered into transition and other service agreements with the Company which are described in Note 8.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary. All significant intercompany transactions have been eliminated.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and in bank, as well as all short term securities held for the primary purpose of general liquidity. Such securities mature within three months from the date of acquisition.

  REVENUE RECOGNITION

     Advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

     A proportionate share of magazine subscription revenue is recognized as magazines are delivered to subscribers.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales. Estimated returns are recorded based upon historical experience.

     Television advertising revenues are recognized when the related commercial is aired and is recorded net of estimated reserves for television audience under delivery.

     Royalties and television appearance fees are recorded as earned in accordance with specific terms of each agreement.

  TELEVISION PRODUCTION COSTS

     Television production costs are capitalized and amortized based on revenue earned as a percentage of total revenue sold for the applicable television product. If a total net loss is projected for a particular product, television production costs are written down to net realizable value.

  INTANGIBLE ASSETS

     Intangible assets, representing the excess of purchase price over net assets acquired, include the value assigned to subscriber lists, trade names and goodwill, and are being amortized over twenty years. Management reassesses quarterly the appropriateness of both the carrying value and remaining life of intangible assets, principally based on forecasts of future undiscounted cash flows.

  INVENTORIES

     Inventories consisting of paper and catalog products are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  ADVERTISING COSTS

     Advertising costs, consisting primarily of direct-response advertising, are expensed in the year incurred.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets. The useful lives are as follows:

Studios and studio equipment...................  3-10 years
Furniture, fixtures and equipment..............  3-5 years
Leasehold improvements.........................  Life of lease

  DEFERRED SUBSCRIPTION INCOME

     Deferred subscription income results from advance payments for subscriptions received from subscribers and is amortized on a straight-line basis over the life of the subscription as issues are served.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial statements.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  INTERIM FINANCIAL STATEMENTS

     The interim consolidated financial statements of the Company are unaudited but in the opinion of management reflect all adjustments consisting of normal recurring accruals, necessary for a fair presentation of the results for the interim period.

3.  ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Advertising..............................................  $15,975    $23,123
Newsstand................................................      715      1,698
Licensing................................................      157      2,585
Other....................................................    3,657      3,859
                                                           -------    -------
                                                            20,504     31,265
Less: reserve for credits and uncollectible accounts.....    2,557      6,005
                                                           -------    -------
                                                           $17,947    $25,260
                                                           =======    =======

4.  INVENTORIES

     The components of inventories are as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             1997       1998
                                                            ------     ------
Paper....................................................   $3,061     $4,621
Catalog products.........................................      366      1,901
                                                            ------     ------
                                                            $3,427     $6,522
                                                            ======     ======

5.  PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Studios and equipment....................................  $ 6,383    $ 6,971
Furniture, fixtures and equipment........................    5,276      4,691
Leasehold improvements...................................    3,212      3,362
                                                           -------    -------
                                                            14,871     15,024
Less: accumulated depreciation and amortization..........    1,019      3,556
                                                           -------    -------
                                                           $13,852    $11,468
                                                           =======    =======

     Depreciation expense was $0, $1,019, and $2,537 for the years ended December 31, 1996, 1997 and 1998, respectively.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

6.  EMPLOYEE BENEFIT PLANS

  RETIREMENT PLANS

     Martha Stewart Inc., a wholly-owned subsidiary, sponsored a defined benefit pension plan which was frozen in 1995. As of December 31, 1997 and 1998, the accumulated benefit obligation was $723 and $781, respectively, and the fair value of the plan assets was $1,369 and $1,887, respectively. The actuarial valuation utilized a 7.5% discount rate for 1997 and 1998. A prepaid pension asset of $54 and $179 is included in other noncurrent assets as of December 31, 1997 and 1998, respectively.

     The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees who have completed one year of service. An employee can contribute any percentage of compensation to the plan, up to a maximum of 15% or the maximum allowable contribution by the IRS ($9.5 and $10 in 1997 and 1998, respectively), whichever is less. In 1997, the Company matched 100% of the first 6% of compensation contributed, and, subsequent to 1997, the Company matched 50% of the first 6% of compensation contributed. Employees vest in employer matching contributions over a period of four years of service. The employer matching contributions totaled approximately $207 and $259 for the years ended December 31, 1997 and 1998, respectively.

     The Company does not sponsor any postretirement and/or postemployment benefits.

  EQUITY COMPENSATION PLANS

     Effective November 12, 1997, the Company established two equity-based compensation plans, the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan") and the Phantom Performance Unit Plan (the "Phantom Plan"). The Company accounts for these plans pursuant to Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized for options to acquire LLC units granted to employees. The 1997 Option Plan provides for the grant of options to acquire LLC units (or following an initial public offering ("IPO"), shares of common stock) to officers, directors and key employees of, and consultants to, the Company. Pursuant to the 1997 Option Plan, the Company granted options to purchase 539,564 units (approximately 5% of the LLC's equity) (477,811 to employees and 61,753 to outside consultants), with an exercise price of $2.35 per unit. At December 31, 1997 and 1998, none of the options were exercisable. At December 31, 1998, 509,841 options were outstanding.

     For options granted to outside consultants, the Company, as prescribed by APB Opinion No. 25, has recognized expense of $37 for the year ended December 31, 1997. No expense is required to be recognized in any subsequent year.

     Options granted under the plan generally vested 10% at December 31, 1998 and will generally vest 10%, 20%, 20% and 40% on December 31 of each of the next four years.

     Had compensation cost for the options granted to employees been determined consistent with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," the effect on the Company's net income would have been immaterial in 1997 and 1998 ($6 and $53, respectively).

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997: risk-free interest rate of 5.78%, expected lives of 5 years, expected dividend rate of zero, discount rate of 15% and expected volatility of zero. The weighted average fair value of options granted in 1997 was $0.58 per option.

     The Phantom Plan provides for the grant of performance units to all employees of the Company with at least one year of service, other than officers, who have no minimum service period. On January 1, 1998, the

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Company granted 10,000 performance units to certain officers and employees who qualified under the terms of the Phantom Plan. These performance units vest at the earlier of the completion of an IPO or December 31, 2002. The value of a plan participant's units will be determined based on achieving predetermined growth targets in Earnings Before Interest, Taxes and Amortization (EBITA) at the earlier of the IPO or December 31, 2002. If an IPO occurs, the number of shares of Company stock a participant receives is determined by the number of units received upon award, multiplied by the value of each unit at the date of the IPO, divided by the fair market value of a share of the Company's common stock on the date of the IPO. Alternatively, if an IPO does not occur within the five-year term of this plan, units will be settled in cash as of December 31, 2002. The Company has recognized compensation expense of $125 for the year ended December 31, 1998 in connection with the Phantom Plan.

7.  INCOME TAXES

     Except with respect to the income of Martha Stewart, Inc., no provision has been made in the accompanying consolidated financial statements for federal income taxes since, pursuant to provisions of the Internal Revenue Code, the results of operations are reportable by the members on their individual tax returns. However, the Company is subject to certain foreign, state and city income taxes.

     The provision for income taxes consists of the following for the years ended December 31, 1997 and 1998:

                                                              1997     1998
                                                              ----    ------
Current state and foreign income taxes......................  $ 75    $1,069
Deferred federal income taxes...............................   (65)       --
Deferred state income taxes.................................   457       267
                                                              ----    ------
                                                              $467    $1,336
                                                              ====    ======

8.  RELATED PARTY TRANSACTIONS

     During 1997, the Company entered into a services agreement with Time Inc. ("Time"), an affiliate of Time Publishing Ventures, whereby Time provides certain administrative, purchasing, editing and sales services to the Company, including the purchase of paper. The cost of these services amounted to approximately $16,340 and $26,595 in 1997 and 1998, respectively, including $15,265 and $26,010 of paper purchases.

     The Company also entered into agreements with Time Customer Services, Inc. ("TCS"), an affiliate of Time Publishing Ventures, whereby TCS provides fulfillment services for Martha by Mail products and the Company's magazine. The fees for these services amounted to approximately $9,960 and $11,264 in 1997 and 1998, respectively.

     The Company also entered into an agreement with Time Distribution Services Inc. ("TDS"), an affiliate of Time Publishing Ventures, whereby TDS provides newsstand distribution services for the Company's magazine. The fees for these services amounted to approximately $1,262 and $1,384 in 1997 and 1998, respectively.

     The aggregate amounts due to Time, TDS and TCS, included in accounts payable and accrued liabilities, were $4,340 and $5,431 as of December 31, 1997 and 1998, respectively.

     Oxmoor House Inc. ("Oxmoor House"), a subsidiary of Southern Progress Corporation, which is a wholly owned subsidiary of Time Publishing Ventures, currently publishes all of the Martha Stewart Living series of books. Prior to February 3, 1997, Martha Stewart received royalty payments directly from Oxmoor House based on a percentage of cash receipts. As of February 3, 1997, the Company entered into a contract

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

directly with Oxmoor House whereby the Company and Oxmoor House split net profits, as defined in the contract. Income recognized under these agreements was approximately $958, $2,567 and $1,995, in 1996, 1997 and 1998, respectively.

     The Company entered into a location rental agreement with Martha Stewart in 1997, relating to the Company's use of various properties owned by Martha Stewart. The fees for use of these properties amounted to $1,500 in 1997 and 1998.

     The Company used the service of a law firm of which Martha Stewart's son-in-law is a partner. In 1998, the Company paid an aggregate of approximately $92 in fees and expenses in respect of such services.

9.  NOTE PAYABLE AND LINE OF CREDIT

     The Company had a note payable (since repaid -- see Note 13) aggregating $27,650 to Time Publishing Ventures at December 31, 1998. The note was due on February 3, 2001 and bore interest at the current prime rate (7.75% at December 31, 1998, 8.5% at December 31, 1997) plus 1%. Interest was payable semiannually on the last business day of each June and December beginning June 1998. Interest for the period from February 3, 1997 through February 2, 1998, however, accrued unpaid and compounded on a semiannual basis until August 3, 1998 when one half of the accrued amount was payable and February 3, 1999 when the remaining balance was due in full. The note was secured by certain of the Company's insurance policies, and all accounts receivable, equipment and inventory. As of December 31, 1997 and 1998, accrued interest on this note was approximately $2,581 and $1,581, respectively. The terms of the note required maintenance of certain nonfinancial covenants.

     The Company has an agreement with Bank of America, N.A., formerly known as NationsBank, N.A., for a line of credit in the amount of $10,000 with an interest rate equal to the prime rate per annum. The agreement also requires the Company to pay a commitment fee equal to one-half of 1% per annum of the unused available borrowings. This agreement also contains certain financial and nonfinancial covenants, including the maintenance of a minimum debt service coverage ratio and a quick ratio, and a limitation on capital expenditures and investments. The Company was in compliance with all such covenants as of December 31, 1998. As of December 31, 1997 and 1998, the Company did not have any amounts outstanding under this agreement.

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities and equipment for terms extending through 2010 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $0, $3,000 and $4,100 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Future minimum lease payments under these noncancellable operating leases at December 31, 1998 are as follows:

1999.............................................    $ 4,252
2000.............................................      3,453
2001.............................................      2,973
2002.............................................      2,479
2003.............................................      1,778
Thereafter.......................................     10,411
                                                     -------
                                                     $25,346
                                                     =======

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Certain of the leases provide for free rent periods as well as rent escalations. The rental commitments above represent actual rental payments to be made. The consolidated financial statements reflect rent expense on a straight-line basis over the terms of the leases. An obligation, of $400 and $743, representing accrued pro rata future payments, is included in the accompanying consolidated balance sheets as of December 31, 1997 and 1998, respectively.

     The Company has an outstanding letter of credit for $473 as security for certain leases.

     In 1998, the Company entered into an agreement for the sale and leaseback of certain television studio equipment. The book value of the equipment aggregating $2,389 has been removed from the consolidated balance sheet. No gain or loss was realized on the sale transaction, as the assets were sold at net book value. Rentals on this equipment will be $513 annually.

     In the ordinary course of business, the Company is involved in various legal proceedings. The Company believes that the ultimate resolution of these claims to the extent not covered by insurance will not, individually or in the aggregate, have a material adverse effect on the Company.

11.  OTHER INFORMATION

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long term debt. The carrying amount of these accounts approximates fair value.

     Accumulated amortization of intangible assets was $2,904 and $5,901 at December 31, 1997 and 1998, respectively. Amortization expense was $0, $2,904 and $2,997 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Advertising expense for the years ended December 31, 1996, 1997 and 1998 was $0, $10,440 and $11,654, respectively.

     Interest paid was $0, $0, $3,962, $1,144 and $2,197 for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

     Income taxes paid were $0, $458, $502, $247 and $650 for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                       (IN THOUSANDS, EXCEPT SHARE DATA)

12.  INDUSTRY SEGMENTS


     The Company's industry segments are discussed in Note 1. Segment information for the years ended December 31, 1998, 1997 and 1996 was as follows:


                                                                       INTERNET/DIRECT   CORPORATE
                             PUBLISHING   TELEVISION   MERCHANDISING      COMMERCE        CHARGES    CONSOLIDATED
                             ----------   ----------   -------------   ---------------   ---------   ------------
1998
Revenues...................   $127,020     $23,351        $15,004          $14,673                     $180,048
Income (loss) from
  operations...............     42,669       3,924         15,305           (4,998)       (29,515)       27,385
Depreciation and
  amortization.............         --       1,234             --               --          4,300         5,534
Total assets...............     43,903      16,021          2,309            8,223         54,916       125,372
Capital expenditures.......         --       2,313             --               --            417         2,730

1997
Revenues...................    108,694      12,396          6,919            4,812             --       132,821
Income (loss) from
  operations...............     33,090         320          6,619           (1,223)       (22,215)       16,591
Depreciation and
  amortization.............         --         430             --               --          3,497         3,927
Total assets...............     35,290       8,413          1,175            3,849         56,979       105,706
Capital expenditures.......         --       8,530             --               --          2,497        11,027

1996
Revenues...................      3,899          --             --               --             --         3,899
Income from operations.....      3,800          --             --               --             --         3,800
Total assets...............      4,074          --             --               --             --         4,074

13.  SUBSEQUENT EVENTS (UNAUDITED)

     In March 1999, the Company entered into an agreement with Bank of America, N.A., formerly known as NationsBank, N.A., for a loan in the amount of $15,000. The loan bears interest at 2% above the London Interbank Offered Rate (LIBOR) and principal of $750 plus interest is payable quarterly through March 2004. The agreement contains certain financial and nonfinancial covenants, including the maintenance of minimum debt service ratio, a quick ratio, and a limitation on capital expenditures and investments. The covenants in the existing line of credit agreement were amended to conform to the terms of the loan agreement. The proceeds from the loan were used, along with existing cash balances, to pay in full, the note payable to Time Publishing Ventures aggregating $27,650 plus accrued interest.

     On July 27, 1999, Kleiner Perkins, a venture capital firm, acquired 5% of the Company and was issued a warrant to acquire 15% of any publicly traded class of stock issued by the Company that is intended to reflect the performance of the Company's Internet business (as defined in the warrant) in exchange for $25,000 in cash. The warrant may also become exercisable in the case of a business combination relating to the Company's Internet business. The warrant, which has an exercise price of $21,000, expires July 27, 2002, and may expire earlier in certain circumstances. $14,250 of the proceeds from this transaction were used to repay the loan from Bank of America, N.A. noted above.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of Time Inc.

     We have audited the accompanying combined balance sheet of Martha Stewart Living (a wholly owned operation of Time Inc.) as of December 31, 1996 and the related combined statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Martha Stewart Living as of December 31, 1996 and the combined results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
August 1, 1997

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

                             COMBINED BALANCE SHEET
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

ASSETS
Current assets:
  Accounts receivable, net..................................    $ 13,532
  Paper inventory...........................................       2,350
  Television production costs, net..........................       4,335
  Prepaid commission expense................................       2,999
  Other current assets......................................       1,348
                                                                --------
          Total current assets..............................      24,564
Fixed assets, net...........................................       3,847
Noncurrent television production costs, net.................         522
Other assets................................................         306
                                                                --------
          Total assets......................................    $ 29,239
                                                                ========
LIABILITIES AND ACCUMULATED DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.....................    $  4,339
  Payable to Parent, net....................................       6,013
  Accrued compensation and benefits.........................       1,206
                                                                --------
          Total current liabilities.........................      11,558
Unearned subscription revenues, net.........................      29,972
Due to affiliated party, net................................          78
Other liabilities...........................................       1,143
                                                                --------
          Total liabilities.................................      42,751
Accumulated deficit.........................................     (13,512)
                                                                --------
          Total liabilities and accumulated deficit.........    $ 29,239
                                                                ========

            See accompanying notes to combined financial statements.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

            COMBINED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                          YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

Net revenues:
  Circulation...............................................    $ 34,130
  Advertising...............................................      33,858
  Television................................................       8,420
  Royalties.................................................       1,308
  Direct mail...............................................       3,292
                                                                --------
                                                                  81,008
                                                                --------
Costs and expenses:
  Production and distribution...............................      20,696
  Editorial.................................................       7,638
  Circulation...............................................      18,403
  Advertising...............................................       6,081
  Television................................................       8,035
  Direct mail...............................................       4,241
  General and administrative................................       8,180
                                                                --------
                                                                  73,274
                                                                --------
Operating income............................................       7,734
Other income, net...........................................         951
                                                                --------
Net income..................................................       8,685
Accumulated deficit at beginning of year....................     (22,197)
                                                                --------
Accumulated deficit at end of year..........................    $(13,512)
                                                                ========

            See accompanying notes to combined financial statements.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

                        COMBINED STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $ 8,685
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      467
  Changes in operating assets and liabilities:
     Increase in accounts receivable, net...................   (4,344)
     Increase in paper inventory............................   (1,161)
     Increase in television production costs, net...........     (778)
     Increase in prepaid commission expense.................   (2,869)
     Decrease in due from affiliated party, net.............    1,063
     Increase in other assets...............................     (562)
     Decrease in accounts payable and accrued expenses......   (2,195)
     Increase in accrued compensation and benefits..........      431
     Increase in unearned subscription revenues, net........   11,733
     Increase in due to affiliated party, net...............       78
     Increase in other liabilities..........................      372
                                                              -------
Net cash provided by operating activities...................   10,920

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets....................................   (1,714)
Disposal of fixed assets....................................       85
                                                              -------
Net cash used in investing activities.......................   (1,629)

CASH FLOWS FROM FINANCING ACTIVITIES
Payable to Parent, net......................................   (9,291)
                                                              -------
Net cash used in financing activities.......................   (9,291)
                                                              -------
Net change in cash..........................................       --
Cash at beginning of year...................................       --
                                                              -------
Cash at end of year.........................................  $    --
                                                              =======

            See accompanying notes to combined financial statements.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

A.  BASIS OF PRESENTATION AND NATURE OF OPERATIONS

     The combined financial statements of Martha Stewart Living (the "Combined Operations") include the operations of Martha Stewart Living ("MSL"), various television production entities as they relate to MSL and Martha by Mail, Inc. MSL was formed in 1991 and is a division of Time Publishing Ventures, Inc. ("Time Publishing Ventures"). Martha by Mail, Inc., a wholly-owned subsidiary of Time Publishing Ventures, was formed in 1995. Time Publishing Ventures is a wholly-owned subsidiary of Time Inc. Ventures ("TIV"), which is a wholly-owned subsidiary of Time Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Time Warner, Inc. ("Time Warner"). All significant intercompany balances and transactions have been eliminated in combination.

     The Combined Operations publish two magazines which are sold through newsstands and subscriptions. They also publish books and produce a weekly television show and network specials. Martha by Mail, Inc. sells Martha Stewart products through telemarketing and advertisements in MSL's magazine; its revenues and expenses are reflected in the combined financial statements as "Direct mail." The Combined Operations' revenue is generated primarily in the United States and Canada.

     The accompanying combined financial statements have been prepared as if the Combined Operations had operated as an independent, stand-alone entity for all periods presented. Such combined financial statements have been prepared using the historical basis of accounting and include all of the assets, liabilities, revenues and expenses of the Combined Operations previously included in the Parent's consolidated financial statements, excluding any interest charges relating to the use of the Parent's capital. In addition, the financial statements reflect the cost of paper inventory used by the Combined Operations, which is included in the Parent's consolidated paper inventory balance.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  REVENUE RECOGNITION

     Magazine revenue is recognized on the issue date of the magazine and television revenue is recognized as aired.

  TELEVISION PRODUCTION COSTS

     Television production costs are capitalized and expensed as the television season's revenue is realized. Each season represents the broadcast year from mid-September through mid-September. If a total net profit is anticipated, this profit is recognized ratably over the period of total expected revenue. However, if a total net loss is projected for a particular season, television production costs are written down to net realizable value. A portion of the television production costs incurred is not amortized over the season, but remains in the prepaid balance and is amortized as future revenues are received in accordance with FASB Statement No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." Future revenues are a result of sales of the series to cable TV and foreign television stations.

  PAPER INVENTORY

     Paper inventory is recorded using the FIFO method and is recorded at lower of cost or market.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

  FIXED ASSETS

     Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, ranging from 3 to 14 years.

  UNEARNED SUBSCRIPTION REVENUES

     Sales of subscriptions are deferred over the life of the subscription, generally 12 months, and are included in revenues based upon the issue date of the magazine. The receivables relating to these subscriptions are netted against this liability and amounted to $4,326 as of December 31, 1996. Costs incurred in connection with the procurement of subscriptions are expensed as incurred.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular with regard to sales returns, that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

  INCOME TAXES

     Income taxes have been calculated on a separate-company basis consistent with the liability method prescribed by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the liability method, deferred income taxes reflect tax carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

     On an historical basis, the operating results of the Combined Operations have been included in the consolidated U.S. federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Prior to 1996, all net operating tax losses generated by the Combined Operations were utilized by Time Warner or subsidiaries of Time Warner. On a stand-alone basis, the carryforward of such losses would have fully offset the taxable income of the Combined Operations generated in 1996. During 1996, no income tax benefit for net operating loss tax carryforwards and deferred tax assets was recorded in the accompanying financial statements since the Combined Operations would not have been able to recognize deferred tax assets for these items on a separate-company basis under FAS 109.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

C.  ACCOUNTS RECEIVABLE

     The components of accounts receivable as of December 31, 1996 are as follows:

Advertising...........................................  $ 6,623
Newsstand.............................................    4,184
Television............................................    3,785
Other.................................................    1,785
                                                        -------
                                                         16,377
Less allowance for doubtful accounts and returns......   (2,845)
                                                        -------
                                                        $13,532
                                                        =======

D.  FIXED ASSETS

     The components of fixed assets as of December 31, 1996 are as follows:

Furniture, fixtures and equipment......................  $1,997
Leasehold improvements.................................   2,359
Construction in progress...............................     285
                                                         ------
                                                          4,641
Less accumulated depreciation and amortization.........    (794)
                                                         ------
                                                         $3,847
                                                         ======

E.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     The components of accounts payable and accrued expenses as of December 31, 1996 are as follows:

Advertising............................................  $  337
Production.............................................   1,202
Television.............................................   2,052
Circulation............................................     748
                                                         ------
                                                         $4,339
                                                         ======

F.  RELATED PARTY TRANSACTIONS

     The amount payable to Parent represents a net amount due to various entities of the Parent for services provided or expenses paid by the Parent on behalf of the Combined Operations offset by the net cash generated by the Combined Operations transferred to the Parent. The average balance due to Parent was approximately $9,000 during 1996.

     Time Warner and several of its subsidiaries provide substantial services to the Combined Operations, including treasury, tax, financial audit, financial reporting, legal, payroll, paper purchasing, printing, fulfillment, newsstand distribution, accounts payable, receivable and credit functions. Time Warner and its subsidiaries have historically charged the Combined Operations for these services at amounts which approximate cost. In addition, certain employees of the Parent work exclusively for the Combined Operations. As a result, the payroll and related benefits for these employees are rebilled through the Payable to Parent account.

                             MARTHA STEWART LIVING
                    (A WHOLLY OWNED OPERATION OF TIME INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

     Management believes that the basis used for allocating these services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

     The Combined Operations have a long-term contract with Martha Stewart to provide editorial services for the magazine through December 31, 2000, and a letter agreement to host a television series, unless terminated earlier pursuant to terms in the contract. Martha Stewart received a signing bonus in 1991 upon execution of this contract. The Combined Operations pay Martha Stewart a yearly salary to provide the editorial services, and a fee for each television program produced, in addition to other expenses outlined in the contract. Martha Stewart also has profit participation rights and a bonus plan.

G.  BOOK ROYALTY AGREEMENT

     Oxmoor House, a subsidiary of Southern Progress Corporation, which is a wholly-owned subsidiary of Time Publishing Ventures, currently publishes all of the MSL series of books. Previously, the Combined Operations did not record any of the revenues or expenses for those books sold by Oxmoor House relating to Martha Stewart. However, Martha Stewart received royalty payments directly from Oxmoor House based on 5% of cash receipts. In conjunction with the sale of the Combined Operations as described in Note I, the Combined Operations has entered into a contract directly with Oxmoor House whereby the Combined Operations and Oxmoor House will split net profits, as defined in the contact, and the Combined Operations will then be responsible for remitting royalties to Martha Stewart. These financial statements reflect net royalty revenues as if this arrangement had been in place beginning January 1, 1994, which include royalties earned by Martha Stewart in the amount of $951 in 1996.

H.  LEASES

     Time Publishing Ventures leases office facilities on behalf of the Combined Operations for periods up to 15 years under operating lease agreements. These leases are subject to price escalations for certain costs. Total rent expense for all such leases was $1,225 for the year ended December 31, 1996. The rent expense is charged to the Combined Operations through the Payable to Parent account. Under the sale agreement as described in Note I, these leases have been assigned to the Combined Operations.

     Future minimum lease payments under these noncancellable operating leases at December 31, 1996 are as follows:

1997.....................................................    $ 1,291
1998.....................................................      1,334
1999.....................................................      1,366
2000.....................................................      1,406
2001.....................................................      1,262
Thereafter...............................................      9,214
                                                             -------
                                                             $15,873
                                                             =======

I.  SUBSEQUENT EVENTS

     On February 3, 1997, Martha Stewart Living Omnimedia LLC ("MSLO"), controlled by Martha Stewart, purchased from Time Publishing Ventures substantially all of the assets and assumed substantially all of the liabilities of the Combined Operations. As part of this transaction, Martha Stewart entered into new agreements with MSLO which superseded the principal agreements that were in place with Time Publishing Ventures.

[Inside back cover page graphics: picture of four concentric ovals intended to represent our businesses:

     --   the innermost oval, "CORE CONTENT," names the seven core content areas
          - HOME, COOKING AND ENTERTAINING, GARDENING, CRAFTS, HOLIDAYS, KEEPING and WEDDINGS - around our logo

     -- the next larger oval, "OMNIMEDIA," lists the elements of our omnimedia platform together with the type of media each element represents (in parentheses) - Martha Stewart Living and Martha Stewart Weddings (MAGAZINES), Martha Stewart Living Books and Martha Stewart Books (BOOKS), AskMartha (NEWSPAPERS), AskMartha (RADIO), Martha Stewart Living (NETWORK TELEVISION) and From Martha's Kitchen (CABLE TELEVISION)

     -- the next larger oval, "OMNIMERCHANDISING," lists the products comprising our omnimerchandising platform together with the related channels of distribution (in parentheses) - Martha Stewart Everyday Colors paints (NATIONAL DEPARTMENT STORES), Martha Stewart Everyday (MASS MARKET), Martha Stewart Home and Fine Paints of Europe (SPECIALTY RETAILERS) and Martha By Mail (CATALOG)

     -- the largest oval, "INTERNET/DIRECT COMMERCE" names our website - marthastewart.com - and lists the content and services available on our website - E-COMMERCE AND CATALOG (Martha By Mail), E-COMMERCE (MarthasFlowers), CONTENT (AskMartha) and COMMUNITY (Meeting Place)]

                             [Martha Stewart Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:


                                                                  AMOUNT
                                                                ----------
SEC registration fee........................................    $   34,528
NASD filing fee.............................................        12,920
New York Stock Exchange listing fee.........................       125,000
Printing expenses...........................................       150,000
Legal fees and expenses.....................................     1,000,000
Accounting fees and expenses................................       500,000
Blue sky fees and expenses..................................         2,500
Transfer agent and registrar fees and expenses..............        25,000
Miscellaneous...............................................       150,052
                                                                ----------
          Total.............................................    $2,000,000
                                                                ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware provides as follows:

          A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     As permitted by the DGCL, the Registrant has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant's certificate of incorporation and by-laws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     The Underwriting Agreement is expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

     The Registrant maintains directors and officers liability insurance for the benefit of its directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act of 1933:


     Immediately prior to the offering contemplated hereby, the Registrant will issue an aggregate of 7,110,763 shares of the Registrant's Class A common stock, par value $.01 per share, and 34,126,831 shares of the Registrant's Class B common stock, par value $.01 per share, in exchange for all of the outstanding membership interests of Martha Stewart Living Omnimedia LLC, a Delaware limited liability company ("MSLO LLC"), pursuant to a merger of MSLO LLC with and into the Registrant. There were no underwriters, brokers or finders employed in connection with these transactions. The sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933, as transactions by an issuer not involving a public offering. The merger agreement is filed as an exhibit to this Registration Statement.



     In addition, on July 27, 1999 we completed a transaction in which an affiliate of Kleiner Perkins purchased a 5% equity interest in MSLO LLC and a warrant to purchase certain additional securities for aggregate consideration of $25.0 million. See "Recent Developments -- Strategic Investment" for more information on this transaction.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
 1.1      --   Form of Underwriting Agreement.***
 2.1      --   Agreement and Plan of Merger.*
 2.2      --   LLC Membership Interest Purchase Agreement, dated as of July
               27, 1999, by and among Martha Stewart Living Omnimedia LLC,
               KPCB Holdings, Inc., as nominee, and KPCB IX Associates,
               LLC.*
 3.1      --   Registrant's Certificate of Incorporation.*
 3.2      --   Registrant's By-Laws.*
 4.1      --   Form of Specimen Certificate for Registrant's Common Stock.
 4.2      --   Loan Agreement (line of credit) between NationsBank, N.A.
               and Martha Stewart Living Omnimedia LLC, dated as of
               February 3, 1997.*

EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
 4.3      --   Amendment No. 1, dated as of June 30, 1998, to the Loan
               Agreement, dated as of February 3, 1997, between Martha
               Stewart Living Omnimedia LLC and NationsBank, N.A.*
 4.4      --   Amendment No. 2, dated as of March 30, 1999, to the Loan
               Agreement, dated as of February 3, 1997, between Martha
               Stewart Living Omnimedia LLC and NationsBank, N.A.*
 4.5      --   Warrant for a Percentage of the Internet Business of Martha
               Stewart Living Omnimedia LLC, dated July 27, 1999, issued to
               KPCB Holdings, Inc.*
 5.1      --   Form of Opinion of Wachtell, Lipton, Rosen & Katz.*
10.1      --   Form of Stockholders' Agreement.*
10.2      --   1999 Stock Incentive Plan.
10.3      --   1999 Non-Employee Director Stock and Option Compensation
               Plan.
10.4      --   1999 Employee Stock Purchase Plan.
10.5      --   Martha Stewart Living Omnimedia LLC Phantom Performance Unit
               Plan.*
10.6      --   Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC
               Unit/Stock Option Plan.*
10.7      --   Form of Employment Agreement, by and between Registrant and
               Martha Stewart.
10.8      --   Form of Intellectual Property License and Preservation
               Agreement, by and between Registrant and Martha Stewart.
10.9      --   Form of Location Rental Agreement, by and between Registrant and Martha Stewart.
10.10     --   Lease, dated as of September 24, 1992, between Tishman
               Speyer Silverstein Partnership and Time Publishing Ventures,
               Inc., as amended by First Amendment of Lease dated as of
               September 24, 1994 between 11 West 42 Limited Partnership
               and Time Publishing Ventures, Inc.*
10.11     --   Lease, dated as of March 31, 1998, between 11 West 42
               Limited Partnership and Martha Stewart Living Omnimedia
               LLC.*
10.12     --   Lease, dated August, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC.*
10.13     --   Lease, dated as of March 6, 1996, between Newtown Group
               Properties Limited Partnership and Time Publishing Ventures,
               Inc., with amendments.*
10.14     --   Lease, dated as of August 1, 1996, between Newtown Group
               Properties Limited Partnership and Martha Stewart Living
               Omnimedia LLC.*
10.15     --   Lease, dated as of August 14, 1997, between Newtown Group
               Properties Limited Partnership and Martha Stewart Living
               Omnimedia LLC.*
10.16     --   License Agreement, dated January 28, 1997, by and between
               Martha Stewart Living Omnimedia LLC and Kmart Corporation.+*
10.17     --   Severance Agreement, dated September 23, 1999, by and
               between Martha Stewart Living Omnimedia LLC and Sharon
               Patrick.
10.18     --   Letter Agreement, dated September 3, 1999, by and between
               Martha Stewart Living Omnimedia LLC and Helen Murphy.
10.19     --   LLC Unit Option Agreement, dated September 3, 1999, by and between Martha Stewart Living Omnimedia LLC and Helen
               Murphy.
23.1      --   Consent of Arthur Andersen LLP.
23.2      --   Consent of Ernst & Young LLP.
23.3      --   Consent of Wachtell, Lipton, Rosen & Katz (included in
               Exhibit 5.1).
24.1      --   Powers of Attorney.**
27.1      --   Financial Data Schedule.*


------------

  * Previously filed.



 ** Powers of Attorney not filed herewith were previously filed.



*** To be filed by amendment.


  + Portions of Exhibit 10.16 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

     (B) FINANCIAL STATEMENT SCHEDULES

                               INDEX TO SCHEDULES

                      MARTHA STEWART LIVING OMNIMEDIA LLC
                          FINANCIAL STATEMENT SCHEDULE
           FOR THE THREE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               PAGE
                                                               ----
Schedule II -- Valuation and Qualifying Accounts............   S-1
Report of Independent Public Accountants....................   S-2

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of September 1999.


                                      MARTHA STEWART LIVING OMNIMEDIA, INC.

                                      By:         /s/ MARTHA STEWART
                                         ---------------------------------------
                                         Name: Martha Stewart
                                         Title: Chairman of the Board and Chief
                                                Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                     SIGNATURE                                             TITLE
                     ---------                                             -----

                         *                           Chairman of the Board and Chief Executive Officer
---------------------------------------------------    (Principal Executive Officer)
                  Martha Stewart

                         *                           President, Chief Operating Officer and Director
---------------------------------------------------
                  Sharon Patrick

                         *                           Chief Financial and Administrative Officer
---------------------------------------------------    (Principal Financial Officer)
                   Helen Murphy

                         *                           Senior Vice President, Finance and Controller
---------------------------------------------------    (Principal Accounting Officer)
                    James Follo

                         *                           Director
---------------------------------------------------
                  Charlotte Beers

                         *                           Director
---------------------------------------------------
                   L. John Doerr

                         *                           Director
---------------------------------------------------
                 Naomi O. Seligman

             *By: /s/ GREGORY R. BLATT
   ---------------------------------------------
                 Gregory R. Blatt
                (Attorney-in-Fact)

September 24, 1999

                      MARTHA STEWART LIVING OMNIMEDIA LLC

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                (000'S OMITTED)

                                                               ADDITIONS
                                                   BALANCE,    CHARGED TO                BALANCE,
                                                   BEGINNING   COSTS AND                  END OF
                   DESCRIPTION                      OF YEAR     EXPENSES    DEDUCTIONS     YEAR
                   -----------                     ---------   ----------   ----------   --------
Allowance for doubtful accounts:
Years ended December 31-
1998.............................................   $1,123       $  293       $  214      $1,202
1997.............................................      500(a)       787          164       1,123
1996.............................................       --           --           --          --
Reserve for audience under delivery:
Years ended December 31-
1998.............................................   $1,434       $5,724       $2,355      $4,803
1997.............................................      605(a)     1,525          696       1,434
1996.............................................       --           --           --          --

---------------
(a) balance at acquisition.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Martha Stewart Living Omnimedia LLC:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Martha Stewart Living Omnimedia LLC and subsidiary included in this registration statement and have issued our report thereon dated February 15, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
February 15, 1999

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
 1.1      --   Form of Underwriting Agreement.***
 2.1      --   Agreement and Plan of Merger.*
 2.2      --   LLC Membership Interest Purchase Agreement, dated as of July
               27, 1999, by and among Martha Stewart Living Omnimedia LLC,
               KPCB Holdings, Inc., as nominee, and KPCB IX Associates,
               LLC.*
 3.1      --   Registrant's Certificate of Incorporation.*
 3.2      --   Registrant's By-Laws.*
 4.1      --   Form of Specimen Certificate for Registrant's Common Stock.
 4.2      --   Loan Agreement (line of credit) between NationsBank, N.A.
               and Martha Stewart Living Omnimedia LLC, dated as of
               February 3, 1997.*
 4.3      --   Amendment No. 1, dated as of June 30, 1998, to the Loan
               Agreement, dated as of February 3, 1997, between Martha
               Stewart Living Omnimedia LLC and NationsBank, N.A.*
 4.4      --   Amendment No. 2, dated as of March 30, 1999, to the Loan
               Agreement, dated as of February 3, 1997, between Martha
               Stewart Living Omnimedia LLC and NationsBank, N.A.*
 4.5      --   Warrant for a Percentage of the Internet Business of Martha
               Stewart Living Omnimedia LLC, dated July 27, 1999, issued to
               KPCB Holdings, Inc.*
 5.1      --   Form of Opinion of Wachtell, Lipton, Rosen & Katz.*
10.1      --   Form of Stockholders' Agreement.*
10.2      --   1999 Stock Incentive Plan.
10.3      --   1999 Non-Employee Director Stock and Option Compensation
               Plan.
10.4      --   1999 Employee Stock Purchase Plan.
10.5      --   Martha Stewart Living Omnimedia LLC Phantom Performance Unit
               Plan.*
10.6      --   Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC
               Unit/Stock Option Plan.*
10.7      --   Form of Employment Agreement, by and between Registrant and
               Martha Stewart.
10.8      --   Form of Intellectual Property License and Preservation
               Agreement, by and between Registrant and Martha Stewart.
10.9      --   Form of Location Rental Agreement, by and between Registrant and Martha Stewart.
10.10     --   Lease, dated as of September 24, 1992, between Tishman
               Speyer Silverstein Partnership and Time Publishing Ventures,
               Inc., as amended by First Amendment of Lease dated as of
               September 24, 1994 between 11 West 42 Limited Partnership
               and Time Publishing Ventures, Inc.*
10.11     --   Lease, dated as of March 31, 1998, between 11 West 42
               Limited Partnership and Martha Stewart Living Omnimedia
               LLC.*
10.12     --   Lease, dated August, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC.*
10.13     --   Lease, dated as of March 6, 1996, between Newtown Group
               Properties Limited Partnership and Time Publishing Ventures,
               Inc., with amendments.*
10.14     --   Lease, dated as of August 1, 1996, between Newtown Group
               Properties Limited Partnership and Martha Stewart Living
               Omnimedia LLC.*
10.15     --   Lease, dated as of August 14, 1997, between Newtown Group
               Properties Limited Partnership and Martha Stewart Living
               Omnimedia LLC.*

EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
10.16     --   License Agreement, dated January 28, 1997, by and between
               Martha Stewart Living Omnimedia LLC and Kmart Corporation.+*
10.17     --   Severance Agreement, dated September 23, 1999, by and
               between Martha Stewart Living Omnimedia LLC and Sharon
               Patrick.
10.18     --   Letter Agreement, dated September 3, 1999, by and between
               Martha Stewart Living Omnimedia LLC and Helen Murphy.
10.19     --   LLC Unit Option Agreement, dated September 3, 1999, by and between Martha Stewart Living Omnimedia LLC and Helen
               Murphy.
23.1      --   Consent of Arthur Andersen LLP.
23.2      --   Consent of Ernst & Young LLP.
23.3      --   Consent of Wachtell, Lipton, Rosen & Katz (included in
               Exhibit 5.1).
24.1      --   Powers of Attorney.**
27.1      --   Financial Data Schedule.*


------------
  * Previously filed.


 ** Powers of Attorney not filed herewith were previously filed.



*** To be filed by amendment.


  + Portions of Exhibit 10.16 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.